As filed with the Securities and Exchange Commission on November 13, 2007
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

INITIATE SYSTEMS, INC.
(Exact name of registrant as specified in its charter)

Delaware	7372	36-3990887
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

200 W. Madison, Suite 2300
Chicago, IL 60606
(312) 759-5030

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

William M. Conroy
Chief Executive Officer
Initiate Systems, Inc.
200 W. Madison, Suite 2300
Chicago, IL 60606
(312) 759-5030

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Margaret H. Kavalaris, Esq. Tami J. Howie, Esq. Cooley Godward Kronish, LLP 777 6th Street, NW, Suite 1100 Washington, DC 20001 (202) 842-7800	Clarissa Cerda, Esq. Vice President, General Counsel and Chief Privacy Officer Initiate Systems, Inc. 200 W. Madison, Suite 2300 Chicago, IL 60606 (312) 759-5030	Christopher L. Kaufman, Esq. Andrew S. Williamson, Esq. Elisa Lee, Esq. Latham & Watkins LLP 505 Montgomery Street, Suite 2000 San Francisco, CA 94111 (415) 391-0600

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
CALCULATION OF REGISTRATION FEE

	Proposed Maximum
	Aggregate Offering	Amount of
Title of each Class of Securities to be Registered	Price(a)(b)	Registration Fee
Common stock, $0.001 par value	$75,000,000	$2,302.50

(a)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) promulgated under the Securities Act of 1933.

(b)	Includes additional shares that the underwriters have the option to purchase.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated November 13, 2007.

          Shares

Initiate Systems, Inc.

Common Stock

This is an initial public offering of shares of common stock of Initiate Systems, Inc.

Initiate Systems is offering           of the shares to be sold in the offering. The selling stockholders identified in this prospectus are offering an additional           shares. Initiate Systems will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $      and $      . We have applied to have our common stock approved for quotation on the Nasdaq Global Market under the symbol “INSY.”

See “Risk Factors” on page 7 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Initiate Systems	$	$
Proceeds, before expenses, to the selling stockholders	$	$

To the extent that the underwriters sell more than           shares of common stock, the underwriters have the option to purchase up to an additional        shares of common stock from Initiate Systems and the selling stockholders at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on          , 2007.

Goldman, Sachs & Co.

CIBC World Markets

Jefferies & Company	Thomas Weisel Partners LLC

Prospectus dated          , 2007.

[INSIDE FRONT COVER]

Through and including          , 2007 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the following summary together with the more detailed information appearing in this prospectus, including our consolidated financial statements and the related notes, and our risk factors beginning on page 7, before deciding whether to purchase shares of our common stock. Unless the context otherwise requires, the terms “Initiate,” “Initiate Systems,” “the company,” “we,” “us” and “our” in this prospectus refer to Initiate Systems, Inc. and, where appropriate, its consolidated subsidiaries.

Overview

Initiate Systems is a leading provider of master data management, or MDM, software. We enable organizations to strategically leverage and share critical data assets. Our MDM software and experience as an information exchange leader provide organizations with complete, highly accurate and real-time views of data spread across multiple systems or databases, even outside their firewalls. This allows companies to unlock the value of their data assets for competitive advantages or operational improvements. We have deployed our solution to over 100 enterprise customers across a number of different industries including healthcare, government, banking, insurance and retail.

Our solution delivers single, trusted and complete versions of critical data assets in real-time to the people, processes and applications that rely on them. At the heart of our solution are highly accurate, proprietary, probabilistic matching and linking algorithms that create master data from disparate, heterogeneous data sources. We have designed our solution to perform thousands of transactions per second in environments involving hundreds of millions of underlying records and to scale to handle rapidly increasing data volumes. Our core product is Initiate Master Data Service, which is a comprehensive MDM platform. We also offer products designed to solve master data business problems faced by customers in industries such as healthcare, financial services, retail, hospitality, high technology and national intelligence.

In addition to our software solution, we provide services to customers, almost all of which have purchased our software. The majority of our services relate to implementing, maintaining and supporting our software, but we also offer data quality remediation, data migration and training services.

Our revenues were $33.2 million and $22.7 million for the year ended 2006 and for the six months ended June 30, 2007, respectively, and our net losses were $12.3 million and $7.2 million for the year ended 2006 and for the six months ended June 30, 2007, respectively.

Market Background

Private and public sector organizations have invested heavily in enterprise software applications as they seek greater operational efficiency and productivity. In pursuit of these objectives, organizations have deployed enterprise resource planning, or ERP, customer relationship management, or CRM, and other packaged and custom-built applications. The proliferation of these applications has yielded large volumes of information about people, places and things, which are fragmented across disparate systems in heterogeneous operating environments and are often represented inconsistently among these systems. In order to unlock the value of their enterprise application investments, organizations require a single, trusted and complete version of their critical data assets, such as customer, supplier and product data. MDM is the business capability that delivers a single, trusted and complete version of critical data assets to applications and end users to support efficient operational business processes and strategic decision making.

Business Benefits of MDM Solutions.  Deploying MDM solutions enables organizations to:

•	Enhance Revenues and Profit Opportunities. Organizations can use single, trusted views of data to enhance revenues and profit opportunities, for example, by enabling them to enhance their sales practices and identify new cross-selling and up-selling opportunities.

•	Improve Customer Service. Organizations can use single, trusted views of data to improve customer service by understanding the full extent of customer relationships and making this information immediately available to the people, processes and systems that rely on it.

•	Lower Operational Costs. Organizations can use single, trusted views of data to improve their operating efficiencies and reduce costs through optimized business processes.

•	Improve Compliance. Organizations can use single, trusted views of data to improve regulatory compliance processes that depend on accurate representations of data to function properly.

•	Manage Risk. Organizations can use single, trusted views of data to manage the risks associated with incorrect decision making.

•	Improve Strategic Decision Making and Business Agility. Organizations can use single, trusted views of data to improve the effectiveness of their strategic decision making.

Forrester Research estimated in 2007 that the worldwide MDM market was approximately $1.1 billion in 2006 and projects that this market will grow to $6.6 billion in 2010, representing a compound annual growth rate of 57%. These estimates and projections do not include what we believe to be the growing market opportunity for data sharing initiatives among separate organizations, such as healthcare and law enforcement information exchanges.

Our Solution

The Initiate Systems solution provides our customers with a comprehensive MDM platform that can adapt easily to changing and expanding master data business requirements.

Advantages of our solution include:

•	Accuracy of Recognition Technology. Our recognition technology has the ability to accurately identify, maintain and manage a wide range of data relationships between data records of the same or differing types in real-time.

•	Scalability and Performance. Our software has been successfully deployed in complex, high-volume environments and is able to search across hundreds of millions of records and return results in less than a second. Our software is designed to scale to meet rapidly growing transaction and data volumes.

•	Speed and Ease of Implementation. Our software does not require complex, deterministic business rules to achieve data accuracy and it does not require expensive modifications to existing systems and applications that need to interoperate with our technology. As a result, our software can be implemented and deployed quickly and we believe our customers can achieve rapid time to value.

•	Architectural Environment Flexibility. Organizations can deploy our software in a variety of implementation styles and can change styles after deployment, if required.

We believe that these advantages provide our customers with a flexible, scalable and cost-effective way to enhance revenues and profit opportunities, improve customer service, lower operational costs, improve compliance, better manage risk, improve strategic decision making and increase business agility.

Our Strategy

Our objective is to become the global leader in MDM solutions. Our key strategic initiatives include:

•	Continue to Develop Innovative MDM Technology. We intend to continue to invest significantly in product development in order to enhance our position as a technology leader.

•	Grow Our Customer Base and Increase Penetration of Existing Customers. We intend to continue to invest in sales and marketing in order to target medium and large enterprises and government agencies that require MDM solutions.

•	Leverage Strategic Relationships. We intend to continue to establish new distribution and implementation relationships as well as to work with our existing third-party resellers and systems integrators so that they can be self-sufficient with respect to selling, implementing and servicing our software.

•	Strengthen Our International Presence. We believe the demand for MDM solutions from enterprises and government agencies located outside of the United States is growing rapidly and that this represents a significant potential market opportunity for us.

•	Selectively Evaluate Acquisitions of Complementary Businesses and Technologies. We intend to selectively evaluate acquisitions of businesses, technologies and products that complement our existing operations in order to accelerate our growth, enhance the capabilities of our existing products and broaden our product and service offerings.

Corporate Information

We were incorporated in Delaware in 1994 as RBG Corporation. In 1995, we changed our name to Madison Information Technologies, Inc., and in 2003, changed it to Initiate Systems, Inc. Our principal executive offices are located at 200 W. Madison, Suite 2300, Chicago, IL 60606, and our telephone number is (312) 759-5030. Our website address is www.initiatesystems.com. The information on, or that can be accessed through, our website is not part of this prospectus.

“Initiate” and the Initiate logo are registered trademarks in the United States and certain foreign jurisdictions. “Initiate Master Data Service,” “Initiate Consumer,” “Initiate Organization,” “Initiate Citizen,” “Initiate Patient,” “Initiate Provider” and “Initiate Identity Hub” are trademarks of Initiate Systems. Other service marks, trademarks and tradenames referred to in this prospectus are the property of their respective owners.

The Offering

Common stock offered by Initiate Systems	shares

Common stock offered by the selling stockholders	shares

Common stock to be outstanding after this offering	shares

Use of proceeds	We intend to use the net proceeds from this offering for payment of the $5.0 million mandatory redemption of our Series B redeemable preferred stock, mandatory repayment of amounts outstanding under our revolving credit facility, working capital and other general corporate purposes, including developing new products and services and funding capital expenditures. We may also use a portion of the net proceeds to expand our current business through acquisition of other businesses, products or technologies. However, we do not have any plans, agreements or commitments for any specific acquisitions at this time. We will not receive any proceeds from the shares sold by the selling stockholders. See the section titled “Use of Proceeds” below.

Risk factors	You should read the section titled “Risk Factors” below for a discussion of factors that you should consider carefully before deciding whether to purchase shares of our common stock.

Proposed Nasdaq Global Market Symbol	“INSY”

The number of shares of our common stock to be outstanding following this offering is based on 31,631,687 shares of our common stock outstanding as of June 30, 2007, which includes, on a pro forma basis, the assumed conversion of all outstanding shares of our Series A, Series C, Series D and Series E convertible preferred stock, but excludes:

•	7,368,278 shares of common stock issuable upon exercise of stock options outstanding as of June 30, 2007;

•	1,543,369 shares of common stock reserved as of June 30, 2007 for future grant under our 1998 Stock Option Plan; and

•	shares of common stock reserved for issuance under our 2007 Equity Incentive Plan and shares of common stock reserved for issuance under our 2007 Employee Stock Purchase Plan, each of which will become effective on the effective date of this offering.

Unless otherwise indicated, this prospectus reflects and assumes the following:

•	the automatic conversion of all outstanding shares of our Series A, Series C, Series D and Series E convertible preferred stock into 25,217,582 shares of our common stock upon the closing of this offering;

•	the full redemption of all outstanding shares of our Series B redeemable preferred stock upon the closing of this offering;

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the closing of this offering; and

•	no exercise by the underwriters of their option to purchase additional shares.

Summary Consolidated Historical and Pro-forma Consolidated Financial Data

The following tables summarize the consolidated financial data for our business. You should read this summary consolidated financial data in conjunction with the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, all included elsewhere in this prospectus. The summary financial data in this section is not intended to replace the consolidated financial statements and is qualified in its entirety by the consolidated financial statements and related notes included in this prospectus.

The summary consolidated statements of operations data for each of the three years in the period ended December 31, 2006 and the summary balance sheet data as of December 31, 2005 and 2006 is derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The summary consolidated balance sheet data as of December 31, 2004 are derived from our audited financial statements not included in this prospectus. The summary consolidated statements of operations data for the six months ended June 30, 2006 are derived from our unaudited consolidated financial statements and related notes included elsewhere in this prospectus. The summary consolidated statements of operations data for the six months ended June 30, 2007 and the summary consolidated balance sheet data as of June 30, 2007 are derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The unaudited summary consolidated financial data set forth below include, in our opinion, all adjustments (consisting only of normal recurring adjustments) that are necessary for a fair statement of the information set forth therein. The results for any interim period are not necessarily indicative of the results that may be expected for a full year. Additionally, our historical results are not necessarily indicative of the results that should be expected in the future. The summary consolidated financial data for the years ended December 31, 2004 and 2005 have been restated. See Note 3 to the consolidated financial statements included elsewhere in this prospectus.

	Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
	(in thousands, except for per share data)

REVENUES:
Software license and services	$12,184	$16,804	$25,324	$10,266	$17,384
Maintenance and support	3,301	4,886	7,875	3,724	5,354

Total Revenues	15,484	21,690	33,199	13,990	22,737

COST OF REVENUES:
Software license and services	4,847	4,249	7,816	2,726	6,124
Maintenance and support	337	469	575	248	498

Gross Profit	10,300	16,972	24,808	11,016	16,116

OPERATING EXPENSES:
Sales and marketing	8,563	13,338	22,925	11,711	13,599
Research and development	3,945	3,911	5,862	2,743	4,339
General and administrative	3,936	4,523	7,826	3,454	5,268
Depreciation and amortization	242	261	399	177	253

Total operating expenses	16,686	22,034	37,013	18,085	23,459

LOSS FROM OPERATIONS	(6,386)	(5,062)	(12,205)	(7,069)	(7,343)

OTHER (EXPENSE) INCOME:
Interest expense	(1)	(38)	(37)	(27)	(89)
Other, net	62	18	(92)	(11)	268

LOSS BEFORE INCOME TAXES	(6,324)	(5,083)	(12,334)	(7,107)	(7,164)

INCOME TAX EXPENSE	—	—	—	—	—

NET LOSS	$(6,324)	$(5,083)	$(12,334)	$(7,107)	$(7,164)

Net loss per share:
Basic and diluted	$(1.33)	$(1.04)	$(2.36)	$(1.42)	$(1.17)

Weighted-average number of common shares outstanding:
Basic and diluted	4,773	4,872	5,224	5,004	6,140

				As of June 30, 2007
	As of December 31,					Pro forma
	2004	2005	2006	Actual	Pro forma(1)	as adjusted(1)
	(in thousands)

Cash and cash equivalents	$545	$590	$2,542	$1,117	$1,117	$
Working capital	(668)	(3,834)	(10,120)	(16,855)	(16,855)
Total assets	10,474	9,406	21,912	23,610	23,610
Deferred revenue	5,071	8,030	20,455	25,730	25,730
Preferred stock	30,800	30,800	36,715	36,715	5,000
Stockholder’s deficit	(28,641)	(33,649)	(45,503)	(52,348)	(20,632)

(1)	The selected pro forma consolidated balance sheet data as of June 30, 2007, are derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The selected pro forma consolidated balance sheet data as of June 30, 2007 reflects the automatic conversion of all outstanding shares of our Series A, Series C, Series D and Series E convertible preferred stock into newly issued shares of our common stock upon this offering.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and related notes, before deciding whether to purchase shares of our common stock. If any of the following risks, as well as any risks not currently known to us or that we currently deem immaterial, materialize, it could harm our business, results of operations and financial condition. The price of our common stock could decline due to any of these risks, and you may lose part or all of your investment.

Risks Related to Our Business

We have had operating losses since our inception and may never achieve profitability.

We have recorded significant net losses in all of our fiscal years since our inception. Our net loss was $6.3 million, $5.1 million, $12.3 million and $7.2 million for the years ended December 31, 2004, 2005 and 2006 and for the six months ended June 30, 2007, respectively. As of June 30, 2007, we had an accumulated deficit of $54.0 million. We expect to continue to incur losses and we may not be profitable in future periods. Becoming profitable will depend in large part on our ability to generate and sustain increased revenues in future periods. Although our revenues have been generally increasing when compared to prior periods, you should not assume that we will become profitable in the near future or at any other time. We intend to continue to expend significant funds in developing our software products and service offerings, expanding into new geographical markets and complying with the requirements of becoming a public company, and we may not be able to adequately control these higher operating expenses to achieve profitability. If we experience a downturn in our business, we may continue to incur losses and negative cash flows from operations, which could harm our business, results of operations and financial condition, and we may never achieve profitability.

The market for our software is becoming increasingly competitive with the emergence of additional competitors that have greater financial, technical and sales and marketing resources and larger installed customer bases than we do, which could enable them to compete more effectively than we do.

There is substantial competition in the master data management, or MDM, software market. This market is highly fragmented and characterized by rapidly changing technology, evolving standards and regulatory compliance requirements. Our competitors vary in size and in the scope and breadth of the products and services they offer. Our primary competitors include:

•	Large enterprise technology companies, including International Business Machines Corporation, or IBM, Oracle Corporation, Sun Microsystems, Inc. and SAP AG, that sell competitive products and offerings, as well as other large software companies that have the technical capability and resources to develop competitive products;

•	Vertical-specific application providers such as healthcare information systems vendors, including QuadraMed Corporation and Cerner Corporation; and

•	Smaller, independent, software companies focused mainly on MDM solutions, including Siperian Inc. and VisionWare Ltd.

We believe that the principal competitive factors on which we compete are accuracy, performance and scalability, ease of integration with existing systems, ease of implementation and time to return on investment, architectural flexibility, domain expertise, price, scope of product offerings, professional services capabilities, distribution relationships and customer service and support. We expect competition to intensify as a result of the emergence of new competitors and the development of new technologies, products and services.

Our current and potential competitors may also establish cooperative relationships among themselves or with third parties. If so, new competitors or alliances that include our competitors may emerge that could acquire significant market share.

Many of our current and potential competitors have substantially greater financial, technical and sales and marketing resources than we do. As a result, these competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements. They often have broader product lines and market focus and are not as susceptible to downturns in a particular market. Additionally, many of these companies have greater name recognition and may be able to adopt more aggressive pricing policies and offer customers more attractive terms than we can.

New competitors entering our markets can have a negative impact on our competitive positioning. We expect to see new companies enter our markets, including large application and integration vendors, industry-specific software vendors, integrated computing platform companies, enterprise search companies and data quality vendors and providers. In addition, we expect to encounter new competitors, including our current third-party resellers and systems integrators, as we enter new markets and industries. We also expect that competition will increase as a result of future software industry consolidation. Increased competition could harm our business by reducing our market share, forcing us to charge lower prices for our software products and reducing our revenues.

We expect our quarterly financial results to fluctuate, which makes our future results of operations difficult to predict and may lead to volatility in our stock price.

Our operating results have historically fluctuated and are likely to continue to fluctuate on a quarterly basis as a result of a number of factors, most of which are outside of our control. Therefore, quarter-to-quarter comparisons of our operating results may not be a good indicator of our future performance. In addition to other risk factors listed in this “Risk Factors” section, factors that may affect or result in period-to-period variability in our operating results include:

•	the unpredictability of the timing and magnitude of orders for our software products that are sold by our third-party resellers and systems integrators without our implementation services; these orders have historically been recorded near the end of a quarter;

•	our ability in the future to establish vendor specific objective evidence, or VSOE, of the fair value of our implementation services in order to enable us to record revenues from sales of licenses of our software at the time of customer acceptance;

•	the possibility that our customers may cancel, defer or limit purchases as a result of reduced information technology budgets or in anticipation of new software products or updates from us or our competitors;

•	many of our orders placed by governmental entities and international customers may generally be terminated unilaterally or may be subject to additional conditions, including future funding commitments;

•	fluctuation in demand, sales cycles and prices for our software products and services;

•	our ability to retain existing customers;

•	delays in market acceptance of our new applications and enhancements;

•	our ability to control per-customer costs and avoid cost overruns;

•	the timing of software product releases or upgrades by us or by our competitors;

•	the amount and timing of operating costs relating to the expansion of our operations;

•	changes in our pricing and distribution terms or those of our competitors;

•	full penetration of a market segment, such that comparable sales would be difficult to achieve in future periods; and

•	the possibility that our business will be adversely affected as a result of the threat of terrorism or military actions taken by the United States or its allies.

In addition, our results of operations could be below expectations of public market analysts and investors in future periods, which could cause the market price of our common stock to decline. Therefore, you should not rely on our operating results in any quarter as being indicative of our operating results for any future periods.

If we are unable to maintain and expand our strategic relationships with third-party resellers and systems integrators, our revenues and gross margins could suffer.

We sell a substantial portion of our software licenses through relationships with third-party resellers and systems integrators. In addition, we have devoted and intend to continue to devote significant resources to training our third-party resellers and systems integrators to service our software. If we are unable to maintain our relationships with our third-party resellers and systems integrators or establish new ones, our revenues and gross margins could suffer.

Our long and variable sales cycle may cause our operating results to vary materially, which could result in an unexpected revenues shortfall in any given quarter.

Our software products have lengthy sales cycles, which typically extend from six to 18 months and may take up to two years. A customer’s decision to purchase our software products often involves a significant commitment of its resources and a product evaluation and qualification process that can vary significantly in length. The length of our sales cycles also varies depending on the type of customer to which we are selling. Our sales cycle is subject to significant risks and delays over which we have little or no control, including:

•	our customers’ budgetary constraints;

•	the timing of our customers’ budget cycles and approval processes; and

•	our customers’ willingness to replace their legacy software solutions.

Although we often incur substantial sales, marketing and legal expenses and expend significant management effort during our sales cycle, these efforts may not produce any sales.

Our services produce lower gross margins than sales of our software licenses and a relative increase in the proportion of sales of our services to sales of our software licenses would reduce our overall gross margins.

Our services revenues have lower gross margins than our license revenues. An increase in the percentage of total revenues represented by services revenues would reduce our overall gross margins.

The volume and profitability of services can depend in large part upon:

•	competitive pricing pressure on the rates that we can charge for our services;

•	fluctuations in our hourly services rates;

•	the complexity of our customers’ information technology environments and the existence of multiple non-integrated legacy databases; and

•	the resources directed by our customers to their implementation projects.

Any erosion of our margins for our services revenues or any adverse change in the mix of our license versus services revenues would reduce our overall gross margins.

Our independent registered public accounting firm and we have identified material weaknesses in our internal control over financial reporting. Failure to establish and maintain effective internal control over financial reporting could result in our failure to meet our reporting obligations and cause investors to lose confidence in our reported financial information.

We are not currently required to comply with Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, and are therefore not required to make an assessment of the effectiveness of our internal control over financial reporting for that purpose. However, in connection with the audits of our financial statements for the year ended December 31, 2006 and for the six months ended June 30, 2007, our independent registered public accounting firm and our management identified certain matters involving our internal control over financial reporting that constitute material weaknesses under standards established by the Public Company Accounting Oversight Board, or PCAOB. One of these material weaknesses caused us to restate our financial results for the years ended December 31, 2002, 2003, 2004 and 2005. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Internal Control over Financial Reporting and Restatement of Financial Results” below.

The two material weaknesses identified in connection with the audits above related to (i) improper revenue recognition in accordance with AICPA Statement of Position 97-2, “Software Revenue Recognition,” or SOP 97-2, and (ii) a lack of personnel with the appropriate skills and experience, particularly with respect to technical accounting matters, and the lack of policies and procedures related to the financial reporting and close process. The inappropriate accounting for revenue recognition caused us to restate our financial statements for the years ended December 31, 2002, 2003, 2004 and 2005. The inadequate personnel, policies and procedures resulted in numerous audit adjustments for the audits of the December 31, 2006 and June 30, 2007 consolidated financial statements.

We cannot assure you that additional significant deficiencies or material weaknesses in our internal control over financial reporting will not be identified in the future. Any failure to maintain or implement required new or improved controls, or any difficulties we encounter in their implementation, could result in additional significant deficiencies or material weaknesses and cause us to fail to meet our periodic reporting obligations or result in material misstatements in our financial statements, which in turn could lead to a decline in our stock price. Any such failure could also adversely affect the results of periodic management evaluations and annual auditor attestation reports regarding the effectiveness of our internal control over financial reporting that will be required when the Securities and Exchange Commission’s rules under Section 404 of Sarbanes-Oxley become applicable to us for our fiscal year ending December 31, 2009. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” below.

We must manage our anticipated growth and the demands on our resources and personnel in order to be successful.

We have grown rapidly from 89 employees at December 31, 2004 to 241 employees at June 30, 2007 and the number of our customers has increased significantly. Our growth has resulted, and any future growth will result, in increased responsibility for our management and increased demands on our resources. Our business strategy is based on the assumption that we will continue to attract and retain qualified personnel who can expand our customer base and continue to develop and deliver innovative MDM solutions. We must continue to enhance and expand our business processes, information systems and operations to accommodate this growth. To manage our anticipated future growth, we will need to:

•	attract and retain qualified personnel to manage our operating, administrative, financial and accounting systems;

•	develop, implement and improve our operational, financial, accounting and other internal systems and controls;

•	expand our sales force and professional services team;

•	continue to attract and retain qualified legal personnel;

•	continue to provide a high level of services to a larger installed customer base;

•	continue to enhance the implementation process for our software products; and

•	maintain the quality of software products and services offerings while controlling our expenses.

If we are unable to manage our anticipated future growth, our ability to provide high quality MDM software and customer experience could be harmed, which would damage our reputation in the market and harm our business, results of operations and financial condition.

The loss of key personnel could harm our business.

We believe that the successful implementation of our business plan will depend on our management team, particularly our Chief Executive Officer and President, William Conroy. Losing the services of one or more members of our management team could harm our business and our expansion efforts and possibly prevent us from further improving our information management, financial and operating systems and controls. We do not carry key person life insurance covering any of our employees. Additionally, the loss of key personnel involved with developing, managing or maintaining our intellectual property could harm our business.

Compliance with the requirements of federal, state and foreign laws pertaining to the privacy and security of health information may be time consuming, difficult and costly, and if we are unable to or fail to comply, our business may be harmed.

We must comply with a broad number of federal, state and foreign privacy and security laws, rules, regulations and standards. For example, in the United States, we are subject to various privacy and security regulations, including but not limited to the Health Insurance Portability and Accountability Act of 1996, or HIPAA. HIPAA mandates, among other things, standards relating to the privacy and security of individually identifiable health information. In addition, many states in the United States have enacted laws addressing the privacy and security of health information, some of which are more stringent than HIPAA, and there are also comparable foreign privacy and security laws, including, but not limited to the Personal Information Protection and Electronic Documents Act and applicable Canadian provincial and territorial patient privacy legislation and the European Union Data Protection Directive, and any applicable national legislation promulgated thereunder. We are not directly regulated as a covered entity under HIPAA, and our software products are not required to comply with various regulations under HIPAA. However, many of our customers are covered entities subject to HIPAA. Such customers may require us to enter into business associate agreements in connection with the sale of our software products and the implementation and support of such products, which obligate us to safeguard certain health information we obtain in the course of servicing the customers, restrict the manner in which we use and disclose such information and impose liability on us for failure to meet our contractual obligations. The costs of complying with these contractual obligations and potential liability associated with failure to do so could harm our business, financial condition and results of operations.

Our ability to sell our software products is highly dependent on the quality of services offerings from us and our third-party resellers and systems integrators, and our failure and failure by our third-party resellers and systems integrators to offer high-quality support and professional services could reduce our sales of software products and harm our reputation.

Our services include the assessment and design of solutions to meet our customers’ specific needs in a variety of markets and the efficient installation and deployment of our software products based on specified business objectives. Once our software products are deployed, our customers depend on us and our third-party resellers and systems integrators to resolve issues relating to our software products. A high level of service is critical for the successful marketing and sale of our software. If we or our third-party resellers and systems integrators do not effectively install or deploy our software products, or succeed in helping our customers quickly resolve post-deployment issues, it could adversely affect our ability to sell software products and services to existing and potential customers and harm our reputation. In addition, as we expand our operations internationally, our support organizations will face additional challenges, including those associated with delivering support, training and documentation in languages other than English.

Our software products are complex and may contain undetected errors and produce inaccurate information, which could adversely affect not only our software products’ performance, but also our reputation and the acceptance of our software products in the market.

Software products as complex as those we offer may contain undetected errors or failures. Despite extensive testing by us and our customers, we have in the past discovered and will continue to discover errors in our software products, including inaccurate information. As a result of past discovered errors and inaccurate information, we have experienced delays and lost revenues while we corrected those software errors. In addition, customers in the past have brought to our attention bugs in our software created by our respective customers’ unique operating environments. Although we have been able to fix these software bugs in the past, we may not be able to do so in the future. Our software products may also be subject to intentional attacks by viruses that seek to take advantage of these bugs, errors or other weaknesses. In addition, we have contractual indemnification obligations for corruption or loss of data resulting from the use of our software products. Any of these events may result in the loss of, or delay in, market acceptance of our software products and services, which would harm our business, results of operations and financial condition. In addition, because our software products are used to manage data that is often critical to our customers, the licensing and support of our software products involve the risk of product liability claims. Any product liability insurance we carry may not be sufficient to cover our losses resulting from product liability claims. The successful assertion of one or more large claims against us could harm our business, results of operations and financial condition.

In addition, we believe that our reputation and name recognition are critical factors in our ability to compete and generate additional sales. Promotion and enhancement of our name will depend largely on our success in continuing to provide effective software products. The occurrence of errors in our software products or the detection of bugs by our customers may damage our reputation in the market and our relationships with our existing customers and, as a result, we may be unable to attract or retain customers.

We may not receive revenues from our current research and development efforts for several years, if at all.

Our investment in research and development is expensive and may involve a long payback cycle. In 2006, our research and development expenses were $5.9 million, or 18% of our total revenues. Our future plans include significant investments in software research and development and related product opportunities. We believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position. However, we do not expect to receive significant revenues from these investments for several years, if at all, and we cannot assure you that we will achieve an acceptable return on our research and development efforts.

We depend on growth in the MDM software market, and lack of growth or contraction in this market or a general downturn in economic and market conditions could harm our business, results of operations and financial condition.

Our software products are concentrated within the MDM software market, which is a dynamic and evolving market. Our future financial performance will depend in large part on the economic health of our current and prospective customers and continued growth in the number of customers adopting MDM software for their computing environments. Demand for MDM software is linked to growth in the amount of data generated and stored, the need for data retention and management solutions, demand for and adoption of new data storage devices and networking technologies, and the availability of discretionary capital to invest in these technology infrastructure solutions by current and prospective customers. If demand for these solutions, devices and technologies decline or our current and prospective customers do not have sufficient discretionary capital resources to make these technology investments, it could harm our business. In addition, segments of the computer and software industry have historically experienced significant economic downturns. During the most recent economic downturn, business spending on technology infrastructure, such as MDM software, decreased dramatically. The market for MDM software may not continue to grow at historic rates, if at all. If this market fails to grow or grows more slowly than we anticipate, our business, results of operations and financial condition could be harmed.

If our existing customers do not make subsequent purchases from us or if our relationships with our largest customers are impaired, our growth could decline.

As we penetrate certain industries and geographical markets, our growth strategy includes selling additional products to our existing customers. Our growth could decline if our current customers do not purchase additional products and services from us.

Our international sales and operations are subject to risks that could harm our business.

We have significant sales and services operations outside the United States, including in Europe, Canada and Australia, and we derive a substantial portion of our revenues from these operations. We also plan to expand our international operations into Asia. For the six months ended June 30, 2007, we derived approximately 32% of our revenues from sales to customers located outside the United States.

Our international operations are subject to risks related to the differing legal, political, social and regulatory requirements and economic conditions of many countries, including:

•	difficulties in staffing and managing our international operations;

•	foreign countries may impose additional withholding taxes or otherwise tax our foreign income, impose tariffs or adopt other restrictions on foreign trade or investment, including currency exchange controls;

•	many of our international customers can terminate our contracts with us if they do not receive the expected funding commitments;

•	many of our international customers require us to provide services in the country in which they are headquartered;

•	foreign currency exchange rate fluctuations;

•	general economic conditions in the countries in which we operate, including seasonal reductions in business activity during the summer months in Europe and during other periods in other countries;

•	imposition of, or unexpected adverse changes in, domestic or foreign laws or regulatory requirements, including those pertaining to export duties and quotas, trade and employment restrictions;

•	longer payment cycles for sales in foreign countries and difficulties in collecting accounts receivable;

•	competition from local suppliers of MDM solutions;

•	costs and delays associated with developing software in multiple languages;

•	difficulty in protecting our intellectual property; and

•	political unrest, war or acts of terrorism.

Our business in new markets requires us to respond to rapid changes in those markets. Our overall success in international markets will depend, in part, upon our ability to succeed in differing legal, regulatory, economic, social and political environments. We may not succeed in developing and implementing policies and strategies that will be effective in each location where we do business.

We are subject to governmental export and import controls that could subject us to liability or impair our ability to compete in foreign markets.

Because we incorporate encryption technology into our software products, our products are subject to U.S. export controls and may be exported outside the United States only with the required level of export license or through an export license exception. In addition, various countries regulate the import of certain encryption technology and have enacted laws that could limit our ability to introduce software products or could limit our customers’ ability to implement our software products in those countries. Changes in our software products or changes in export and import regulations may create delays in the introduction of our software products in international markets, prevent our customers with international operations from deploying our software products throughout their global systems or, in some cases, prevent the export or import of our software products to certain countries. Although our software products currently fall within an export license exception, any change in export or import regulations or related legislation, shift in approach to the enforcement or scope of existing regulations, or change in the countries, persons or technologies targeted by such regulations could result in decreased use of our software products by, or our inability to export or sell our software products to, existing or prospective customers with international operations, all of which could harm our business, results of operations and financial condition.

We develop software products that integrate with operating systems and hardware developed by others, and if the developers of those operating systems and hardware do not cooperate with us or we are unable to devote the necessary resources so that our software products integrate with those systems, our software development efforts may be delayed or foreclosed and our business, results of operations and financial condition may be harmed.

Our software programs operate on the operating systems and the hardware devices of numerous manufacturers. When new or updated versions of these operating systems and hardware devices are introduced, it is often necessary for us to develop updated versions of our software products so that they interoperate properly with such systems and devices. Our development efforts require substantial capital investment, the devotion of substantial employee resources and the cooperation of the developers of the operating systems and hardware. We may not accomplish these development efforts quickly or cost-effectively, and the frequency of changes to these operating systems and hardware is uncertain. For some operating systems, we must obtain proprietary application program interfaces from the owner in order to develop software products that interoperate with the operating system. Owners of these operating systems have no obligation to assist in these development efforts. If they do not provide us with assistance or the necessary proprietary application program interfaces on a timely basis, we may experience delays or be unable to expand our software products into other areas.

Our ability to sell to the U.S. federal government is subject to uncertainties which could harm our business, results of operations and financial condition.

Although we have some direct sales to the U.S. federal government, we have primarily sold our software products to the U.S. federal government through third-party resellers and systems integrators. Developing new business in the public sector often requires companies to develop relationships with different agencies or entities, as well as with other government contractors. If we or our third-party resellers and systems integrators are unable to develop or sustain these relationships, we may be unable to procure new contracts within the timeframes we expect, which could harm our business, results of operations and financial condition. Contracting with the U.S. federal government often requires businesses to participate in a highly competitive bidding process to obtain new contracts. We or our third-party resellers and systems integrators may be unable to bid competitively if our software products or services are improperly priced or if we are incapable of providing our software products and services at a competitive price. The bidding process is an expensive and time-consuming endeavor that may result in a financial loss for us if we or our third-party resellers and systems integrators fail to win a contract on which we submitted a bid. Additionally, compliance with the Federal Acquisition Regulations and the Defense Federal Acquisition Regulations imposes greater cost to doing business with the U.S. federal government.

Our ability to sell software products and services to the U.S. federal government is also subject to uncertainties related to the government’s future funding commitments. The future prospects for our business are also sensitive to changes in government policies and funding priorities. Changes in government policies or priorities, including funding levels through agency or program budget reductions by the U.S. Congress or government agencies, could adversely affect our ability to sell our software products to the U.S. federal government.

In addition, our U.S. federal government sales require our employees to maintain various levels of security clearances. Obtaining and maintaining security clearances for employees involves a lengthy process, and it is difficult to identify, retain and recruit qualified employees who already hold security clearances. To the extent that we are not able to obtain security clearances or engage employees with security clearances, we may not be able to effectively sell our software products and services to the U.S. federal government.

Contracts with the U.S. federal government also frequently include provisions not found in private sector contracts and are often governed by laws and regulations that do not affect private sector contracts. These unique provisions may permit the U.S. federal government to take actions not available to customers in the private sector. These actions may include termination of contracts for convenience or due to a default by parties other than us and may allow our competitors to protest our or our third-party resellers’ and systems integrators’ successful bids. The occurrence of any of these events may negatively affect our business, results of operations and financial condition.

In order to maintain the contracts we or our third-party resellers and systems integrators may obtain from the U.S. federal government, we or our third-party resellers and systems integrators must also comply with many rules and regulations that may affect our relationships with our other customers. For example, the U.S. federal government could terminate its contracts with us or our third-party resellers and systems integrators if we or our third-party resellers and systems integrators come under foreign government control or influence, may require our pricing data be disclosed during the course of negotiations, and may require us to prevent access to classified data. If the U.S. federal government requires us to meet any of these demands, it could increase our costs or prevent us from taking advantage of certain opportunities that may present themselves in the future. The U.S. federal government agencies also routinely investigate and audit government contractors’ administrative processes. To the extent that we make direct sales to the U.S. federal government, they may audit our performance and our pricing and review our compliance with rules and regulations. If they find that we have improperly allocated costs, they may require us to refund those costs or may refuse to pay us for outstanding balances related to the improper allocation. An unfavorable audit in such instances could reduce our revenues and may result in civil or criminal liability if the audit uncovers improper or illegal activities. This could harm our business, operating results and financial condition.

Protection of our intellectual property is limited, and any misuse of our intellectual property by others could harm our business, results of operations and financial condition.

Our success depends significantly upon proprietary technology in our software, documentation and other written materials. To protect our proprietary rights, we rely on a combination of:

•	patents;

•	copyright and trademark laws;

•	trade secrets;

•	confidentiality procedures; and

•	contractual provisions.

These methods afford only limited protection. Any issued patent may not provide us with any competitive advantages or may be challenged by third parties, and the patents of others may seriously impede our ability to conduct our business. Further, our pending patent applications may not result in the issuance of patents, and any patents that are issued or that may be issued in the future to us may not be timely or broad enough to protect our proprietary rights and may be contested, circumvented or invalidated over the course of business. We may also develop proprietary products or technologies that cannot be protected under patent law.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our software products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our software products is difficult, and we expect software piracy to continue to be a persistent problem. We may have difficulty enforcing these licenses in some jurisdictions. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States, if at all, and even if such laws exist, many times the laws are not enforced to as great an extent as the laws of the United States, if at all, in such foreign countries. Our attempts to protect our proprietary rights may not be adequate. Our competitors may independently develop similar or superior technology, duplicate our software products or design around patents issued to us or our other intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. Litigation could result in substantial costs and diversion of resources and management attention.

Claims that we misuse the intellectual property of others could subject us to significant liability and disrupt our business, which could harm our business, results of operations and financial condition.

We may become subject to material claims of infringement by competitors and other third parties with respect to current or future software products, trademarks or other proprietary rights. We expect that software developers will increasingly be subject to infringement claims as the number of software products and competitors in our industry segment grows and the functionality of software products in different industry segments overlaps. Any such claims, whether meritorious or not, could be time-consuming, result in costly litigation, cause shipment delays or distract management from our business.

A party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages or prevent us from offering our software products. In addition, we might be required to seek a license for the use of such intellectual property, which may not be available on commercially reasonable terms, if at all. Alternatively, we may be required to develop non-infringing technology, which could require significant effort and expense and may ultimately not be successful. Third parties may also assert infringement claims against our customers, third-party resellers and systems integrators. Because we generally indemnify our customers, third-party resellers and systems integrators if our software products infringe the proprietary rights of third parties, any such claims would require us to initiate or defend protracted and costly litigation on their behalf, regardless of the merits of these claims.

Any of these claims could disrupt our business and harm our business, results of operations and financial condition.

Our use of “open source” software could negatively affect our business and subjects us to possible litigation.

Some of the products or technologies acquired, licensed or developed by us incorporate so-called “open source” software, and we may incorporate open source software into other products in the future. Such open source software is generally licensed by its authors or other third parties under open source licenses, including, for example, the GNU Leaser General Public License, “Apache-style‘’ licenses, “Mozilla Public License” or “BSD-style” licenses and other open source licenses. We monitor our use of open source software to avoid subjecting our software products to conditions we do not intend. Although we believe that we have complied with our obligations under the various applicable licenses for open source software that we use, there is little or no legal precedent governing the interpretation of many of the terms of certain of these licenses, and therefore the potential impact of these terms on our business is somewhat unknown and may result in unanticipated obligations regarding our software products and technologies. The use of such open source software may ultimately subject some of our software products to unintended conditions which may harm our business, results of operations, financial condition and ability to commercialize our software products.

Some of these open source licenses may subject us to certain conditions, including requirements that we offer our software products that use the open source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software or that we license such modifications or derivative works under the terms of the particular open source license. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations. If our defenses were not successful, we could be enjoined from distributing our software products that contained the open source software and be required to make the source code of any of our software that is found to be an open source software available to others, to grant third parties certain rights of further use of our software products or to remove the open source software from our products, which could disrupt the distribution and sale of our software products. In addition, if we combine our proprietary software with open source software in a certain manner, we could be required to release the source code of our proprietary software under certain open source licenses. If an author or other third party that distributes open source software were to obtain a judgment against us based on allegations that we had not complied with the terms of any such open source licenses, we could also be subject to liability for copyright infringement damages and breach of contract for our past distribution of that open source software.

Our failure to protect confidential information and our network against security breaches could damage our reputation and harm our business, results of operations and financial condition.

We rely on encryption and authentication technology licensed from third parties to securely transmit confidential information. Advances in computing capabilities, new discoveries in the field of cryptography or other developments may result in a compromise or breach of technology used by us to protect personal data. Although we are not aware of any security breaches, any compromise of our security could damage our reputation and expose us to a risk of loss or litigation and possible liability, which would harm our business, results of operations and financial condition. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to cover all costs incurred in defense of potential claims or to indemnify us for all liability that may be imposed. In addition, anyone who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions to our operations. We may need to expend significant resources to protect against security breaches or to address problems caused by such breaches.

We may not be able to anticipate market needs and respond to rapid technological changes with new software products and services offerings.

The markets for our software products are characterized by rapid technological changes, changing customer needs, frequent new software product introductions and evolving industry standards. The introduction of software products embodying new technologies and the emergence of new industry standards could make our existing and future software products obsolete and unmarketable. As a result, we may not be able to accurately predict the lifecycle of our software products, and they may become obsolete before we receive the amount of revenues that we anticipate from them.

To be successful, we need to anticipate, develop and introduce new software products and services on a timely and cost-effective basis that keep pace with technological developments and emerging industry standards and address the increasingly sophisticated needs of our customers. We may fail to develop and market software products and services that respond to technological changes or evolving industry standards, experience difficulties that could delay or prevent the successful development, introduction and marketing of these software products and services or fail to develop software products and services that adequately meet the requirements of the marketplace or achieve market acceptance. Our failure to develop and market such products and services on a timely basis, if at all, could harm our business, results of operations and financial condition.

Changes in financial accounting standards or business practices may cause adverse, unexpected financial reporting fluctuations and affect our reported financial results.

A change in accounting standards or business practices can have a significant impact on our operating results and may affect our reporting of transactions completed before the change is effective. New accounting pronouncements and varying interpretations of existing pronouncements have occurred and may occur in the future. Changes to existing accounting rules, our business or our accounting practices may adversely affect our reported financial results.

We may require additional cash to upgrade and expand our operations, which may not be available on terms acceptable to us, if at all.

Since our inception, our operating and investing activities have used more cash than they have generated. We expect our uses of cash over the next 12 months to include funding our operations, expanding our customer base, expanding our geographical reach and acquiring complementary businesses, technologies, software products or services. While we believe that our current cash and cash equivalents and amounts available under our current revolving credit facility together with the proceeds of this offering will be sufficient to fund our expenditures for at least the next 12 months, our revenues may not meet our expectations, we may be unable to control costs or we may incur increased expenses to keep up with competitors who have introduced software and services embodying new technologies or to comply with new industry or regulatory standards. If we incur additional expenses or experience a revenue shortfall, our current resources may not be sufficient. Any required additional financing may not be available on terms acceptable to us, if at all. If we raise additional funds by issuing equity securities, you may experience significant dilution of your ownership interest, and the newly-issued securities may have rights senior to those of the holders of our common stock. If we raise additional funds by obtaining loans from third parties, the terms of those financing arrangements may include negative covenants or other restrictions on our business that could impair our operational flexibility and would also require us to fund additional interest expense.

We may engage in future acquisitions that involve risks that could materially adversely affect our business, results of operations and financial condition.

We may pursue acquisitions of businesses, technologies, software products or services that we believe complement or expand our existing business. Acquisitions involve numerous risks, including:

•	diversion of management’s attention during the acquisition and integration process;

•	costs, delays and difficulties of integrating the acquired company’s operations, technologies and personnel into our existing operations and organization;

•	adversely impacting our financial results as a result of amortizing the acquired company’s intangible assets or impairment charges related to write-downs of goodwill related to acquisitions;

•	issuances of equity securities to pay for acquisitions, which may be dilutive to existing stockholders;

•	potential loss of customers or key employees of acquired companies;

•	adversely impacting our financial condition due to the timing of the acquisition or our failure to meet operating expectations for acquired businesses; and

•	assumption of unknown liabilities of the acquired company.

Any acquisitions of businesses, technologies, products or services may not generate acceptable returns to offset the associated costs of the acquisitions or may result in other adverse effects.

Risks Relating to this Offering and Ownership of Our Common Stock

An active market for our common stock may not develop, which may inhibit the ability of our stockholders to sell common stock following this offering.

Prior to this offering, there has been no public market for shares of our common stock. Although we have applied to have our common stock approved for quotation on the Nasdaq Global Market, or Nasdaq, an active or liquid trading market in our common stock may not develop upon completion of this offering, or if it does develop, it may not continue. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. The initial public offering price of our common stock will be determined through our negotiations with the underwriters and may be higher than the market price of our common stock after this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price paid by you in the offering. See the section titled “Underwriting” below for a discussion of the factors that we and the underwriters will consider in determining the initial public offering price.

The price of our common stock may be highly volatile and may decline regardless of our operating performance.

The market price of our common stock could be subject to significant fluctuations in response to:

•	variations in our annual or quarterly operating results;

•	changes in financial estimates, treatment of our tax assets or liabilities or investment recommendations by securities analysts following our business;

•	the public’s response to our press releases, our other public announcements and our filings with the Securities and Exchange Commission, or the SEC;

•	adoption or modification of regulations, policies, procedures or programs applicable to our business;

•	sales of our common stock by our directors, officers and significant stockholders;

•	announcements of technological innovations or enhanced services or new products by us or our competitors;

•	our failure to achieve operating results consistent with securities analysts’ projections;

•	our gain or loss of significant customers;

•	recruitment or departure of key personnel;

•	the operating and stock price performance of other companies that investors may deem comparable to us; and

•	market and industry conditions in our industry, the industries of our customers and the economy as a whole.

The market prices of the common stock of software companies have been extremely volatile. Stock prices of many software companies have often fluctuated in a manner unrelated or disproportionate to the operating performance of such companies. In the past, following periods of market volatility, stockholders have often instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of management from our business.

You will experience an immediate and substantial dilution in the net tangible book value of the common stock you purchase in this offering.

The initial public offering price per share will be substantially higher than the pro forma net tangible book value per share of our common stock outstanding prior to this offering. As a result, investors purchasing common stock in this offering will experience immediate substantial dilution of $      per share. In addition, we have issued options to acquire common stock at prices below the initial public offering price. To the extent outstanding options are ultimately exercised, there will be further dilution to investors in this offering. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our common stock. In addition, if the underwriters exercise their option to purchase additional shares of our common stock, if outstanding warrants to purchase our common stock are exercised, or if we issue additional equity securities, you will experience additional dilution. For a further description of the dilution investors will experience immediately after this offering, see the section titled “Dilution” below.

Future sales of our common stock, or the perception that such future sales may occur, may cause our stock price to decline and impair our ability to obtain capital through future stock offerings.

A substantial number of shares of our common stock could be sold into the public market after this offering. The occurrence of such sales, or the perception that such sales could occur, could reduce our stock price and could impair our ability to obtain capital through an offering of equity securities. The shares of our common stock being sold in this offering will be freely tradable, except for any shares sold to our affiliates.

In connection with this offering, all members of our senior management, our directors and all of our stockholders have entered into written lock-up agreements providing in general that, for a period of 180 days from the date of this prospectus, they will not, among other things, sell their shares without the prior written consent of Goldman, Sachs & Co. However, these lock-up agreements are subject to a number of specified exceptions. See the section titled “Shares Eligible for Future Sale”

below. Upon the expiration of the lock-up period, an additional           shares of our common stock will be tradable in the public market subject, in most cases, to volume and other restrictions under federal securities laws. In addition, upon completion of this offering, options and warrants exercisable for an aggregate of approximately           shares of our common stock will be outstanding. We have entered into agreements with the holders of approximately           shares of our common stock under which, subject to the applicable lock-up agreements, we may be required to register those shares.

If research analysts publish or establish estimate projections for our business that exceed our actual results, the price of our shares may fall.

We expect research analysts, including those affiliated with our underwriters, to establish and publish their own quarterly projections. These projections may vary widely from one another and may have little or no relationship to the results we actually achieve. A lack of consensus could cause both greater volatility of our stock price and could cause our stock price to decline if we fail to meet their projections.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about us or our business, our stock price and trading volume could decline.

The trading market for our common stock may be affected by the research and reports that securities or industry analysts publish about us or our business. We do not currently have, and may never obtain, research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock and the trading volume could decline. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price could decline. If one or more of these analysts ceases coverage of our company or fails to publish reports about us regularly, our stock price or trading volume could decline.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion to use the net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply the net proceeds of this offering in ways that increase the value of your investment. We expect to use the net proceeds from this offering for the payment of the $5.0 million mandatory redemption of our Series B redeemable preferred stock, mandatory repayment of amounts outstanding under our revolving credit facility, working capital and other general corporate purposes, including developing new products and services and funding capital expenditures. We may also use a portion of the net proceeds to expand our current business through acquisition of other businesses, products or technologies. Except as discussed above, we have not allocated these net proceeds for any specific purposes. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds. You will not have the opportunity to influence our decisions on how to use the net proceeds from this offering.

Insiders will continue to have substantial control over us after this offering and will be able to influence corporate matters.

Upon completion of this offering, our directors and executive officers and their affiliates will beneficially own, in the aggregate, approximately     % of our outstanding common stock, compared to     % represented by the shares sold in this offering, assuming no exercise of the underwriters’ option to purchase additional shares. See the section titled “Principal and Selling Stockholders” below. As a result, these stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or its assets. This concentration of ownership could limit your ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us.

We do not expect to pay any dividends in the foreseeable future.

We do not anticipate paying any cash dividends to holders of our common stock in the foreseeable future. Consequently, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

Certain provisions in our charter documents and agreements and Delaware law may inhibit potential acquisition bids for us and prevent changes in our management.

Effective upon the closing of this offering, our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change of control of our company or changes in management that our stockholders might deem advantageous. Specific provisions in our amended and restated certificate of incorporation will include:

•	our ability to issue preferred stock with terms that the board of directors may determine, without stockholder approval;

•	a classified board in which only one-third of the total board members will be elected at each annual stockholder meeting;

•	advance notice requirements for stockholder proposals and nominations; and

•	limitations on convening stockholder meetings.

As a result of these and other provisions in our amended and restated certificate of incorporation, the price investors may be willing to pay in the future for shares of our common stock may be limited.

In addition, we are subject to Section 203 of the Delaware General Corporation Law, which imposes certain restrictions on mergers and other business combinations between us and any holder of 15% or more of our common stock. Further, certain of our employment agreements and incentive plans provide for vesting of stock options and payments to be made to the employees thereunder if their employment is terminated in connection with a change of control, which could discourage, delay or prevent a merger or acquisition at a premium price.

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Securities Exchange Act of 1934, as amended, or the Exchange Act, Sarbanes-Oxley and the new Nasdaq rules promulgated in response to Sarbanes-Oxley regulate corporate governance practices of public companies. We expect that compliance with these public company requirements will increase our costs and make some activities more time consuming. For example, we may create new board committees and will adopt new internal controls and disclosure controls and procedures. In addition, we will incur additional expenses associated with our SEC reporting requirements. A number of those requirements will require us to carry out activities we have not done previously. For example, under Section 404 of Sarbanes-Oxley, for our annual report on Form 10-K for the year ending December 31, 2009, we will need to document and test our internal control procedures, our management will need to assess and report on our internal control over financial reporting and our independent registered public accounting firm will need to issue an opinion on the effectiveness of those controls. Furthermore, if we or our independent registered public accounting firm identify a material weakness or significant deficiency in our internal control over financial reporting, we could incur additional costs rectifying those issues. We also expect that it will be difficult and expensive to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. Advocacy efforts by stockholders and third parties may also prompt even more changes in governance and reporting requirements. We cannot predict or estimate the amount of additional costs we may incur or the timing of these costs.

Completion of this offering may limit our ability to use our net operating loss carryforwards.

As of December 31, 2006, we had substantial federal and state net operating loss carryforwards. Under the provisions of the Internal Revenue Code of 1986, as amended, substantial changes in our ownership may limit the amount of net operating loss carryforwards that we can utilize annually in the future to offset taxable income. If such a change in our ownership occurs, our ability to use our net operating loss carryforwards in any fiscal year may be limited under these provisions.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Words such as “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “likely,” “will,” “would,” “could,” and similar expressions or phrases identify forward-looking statements. Forward-looking statements include statements about:

•	anticipated trends and challenges in our business and the markets in which we operate;

•	our ability to anticipate market needs or develop new or enhanced products and services to meet those needs;

•	expected adoption of our software products and services;

•	our ability to scale our direct and indirect distribution channels;

•	our ability to compete in our industry and innovation by our competitors;

•	our ability to protect our confidential information and intellectual property rights;

•	our ability to manage expansion into international markets;

•	the expected future impact of our deferred revenues and deferred inventory costs;

•	our ability to establish VSOE;

•	our need to obtain additional funding and our ability to obtain funding in the future on acceptable terms;

•	our expectations regarding the use of proceeds from this offering;

•	our ability to hire and retain key personnel or qualified sales and marketing and technical staff; and

•	our ability to manage growth.

All forward-looking statements involve risks, assumptions and uncertainties. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results. See the section titled “Risk Factors” above for a more complete discussion of these risks, assumptions and uncertainties and for other risks and uncertainties. These risks, assumptions and uncertainties are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, actual results or developments anticipated by us may not be realized or, even if substantially realized, may not have the expected consequences to, or effects on, us. Given these uncertainties, we caution you not to place undue reliance on these forward-looking statements. All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

USE OF PROCEEDS

Assuming an initial public offering price of $      per share, which is the midpoint of the price range listed on the cover page of this prospectus, we estimate that we will receive net proceeds from this offering of approximately $      million, after deducting estimated underwriting discounts and commissions and other estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares in this offering is exercised in full, we estimate that our net proceeds will be approximately $      million. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

We intend to use the net proceeds from this offering for payment of the $5.0 million mandatory redemption of our Series B redeemable preferred stock, mandatory repayment of amounts outstanding under our revolving credit facility, working capital and other general corporate purposes, including developing new products and services and funding capital expenditures. We may also use a portion of the net proceeds to expand our current business through acquisition of other businesses, products or technologies. However, we do not have any plans, agreements or commitments for any specific acquisitions at this time.

Pending the use of the net proceeds as described above, we plan to invest the proceeds in short-term, interest-bearing, investment-grade securities.

Our $10.0 million revolving credit facility is secured by substantially all of our assets. We had outstanding borrowings of $4.2 million under our revolving credit facility as of June 30, 2007. Borrowings under our revolving credit facility bear interest at a rate equal to our bank’s published prime rate with all accrued and unpaid interest to be repaid monthly until maturity. Our revolving credit facility requires us to maintain tangible net worth, as defined in our revolving credit facility, for the two preceding fiscal quarters of not less than $1.0 million.

Each $1.00 increase or decrease in the assumed initial public offering price of $      per share would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $     , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DIVIDEND POLICY

We intend to retain all future earnings, if any, for use in the operation of our business. We have never declared or paid any cash dividends on our common stock and do not anticipate paying any cash dividends on our common stock for the foreseeable future. In addition, our loan and security agreement governing our revolving credit facility restricts our ability to pay dividends or other distributions on our common stock.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization information as of June 30, 2007:

•	on an actual basis;

•	on a pro forma basis to reflect the automatic conversion of all outstanding shares of our Series A, Series C, Series D and Series E convertible preferred stock into newly issued shares of our common stock and

•	on a pro forma as adjusted basis to reflect: (i) the automatic conversion of all outstanding shares of our Series A, Series C, Series D and Series E convertible preferred stock into shares of our common stock and the full redemption of our Series B redeemable preferred stock upon the closing of this offering; (ii) the receipt of the estimated net proceeds from the issuance and sale of shares of common stock offered by us in this offering, based on an assumed initial public offering price of $ per share, which is the midpoint of the price range listed on the cover page of this prospectus; (iii) the filing of our amended and restated certificate of incorporation upon the closing of this offering; and (iv) the repayment of all amounts outstanding under our revolving credit facility with a portion of the net proceeds from this offering.

You should read this table in conjunction with the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” below and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2007
			Pro Forma
	Actual	Pro Forma	as Adjusted(1)
	(dollars in millions)

Cash and cash equivalents	$1.1	$1.1	$

Current and long-term debt	4.2	4.2
Convertible preferred stock, $0.001 par value: 25.4 million shares authorized and issuable in series, 22.1 million shares issued and outstanding actual; 25.4 million shares authorized, 2.0 million Series B redeemable preferred shares issued and outstanding pro forma; no shares authorized, no shares issued and outstanding pro forma as adjusted	36.7	5.0
Stockholders’ equity (deficit):
Common stock, $0.001 par value: 50.0 million shares authorized, 6.4 million shares issued and outstanding actual; 50.0 million shares authorized, 31.6 million shares issued and outstanding pro forma; shares authorized, shares issued and outstanding pro forma as adjusted	0.1	0.1
Additional paid-in capital	1.8	33.5
Accumulated deficit	(54.0)	(54.0)
Accumulated other comprehensive loss	(0.2)	(0.2)

Total stockholders’ equity (deficit)	$(52.3)	$(20.6)	$

Total capitalization	$(11.4)	$(11.4)	$

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share would increase or decrease, as applicable, the amount of additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercised their option to purchase additional shares of our common stock in full, pro forma as adjusted cash and cash equivalents, total stockholders’ equity and shares issued and outstanding as of June 30, 2007 would be          ,           and          , respectively.

This table excludes the following shares:

•	7,368,278 shares of common stock issuable upon exercise of stock options outstanding as of June 30, 2007, under our 1998 Stock Option Plan at a weighted average exercise price of $0.69 per share;

•	1,543,369 shares of common stock reserved as of June 30, 2007 for future grant under our 1998 Stock Option Plan;

•	an additional shares of common stock to be reserved for issuance under our 2007 Equity Incentive Plan following the closing of this offering; and

•	an additional shares of common stock to be reserved for issuance under our 2007 Employee Stock Purchase Plan following the closing of this offering.

See the section titled “Management — Equity Benefit Plans” below for a description of our equity plans.

DILUTION

Our pro forma net tangible book value as of June 30, 2007 was $0.652 million, or approximately $0.02 per share. Pro forma net tangible book value per share represents the amount of stockholders’ equity, divided by 31,631,687 shares of common stock outstanding after giving effect to the automatic conversion of all outstanding shares of our Series A, Series C, Series D and Series E convertible preferred stock into shares of our common stock and the full redemption of our Series B redeemable preferred stock upon completion of this offering.

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering. After giving effect to our sale of           shares of common stock in this offering at an assumed initial public offering price of $      per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of June 30, 2007 would have been $      million, or $      per share. This represents an immediate increase in net tangible book value of $      per share to existing stockholders and an immediate dilution in net tangible book value of $      per share to purchasers of common stock in this offering, as illustrated in the following table:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of June 30, 2007	$
Increase in pro forma net tangible book value per share attributable to new investors	$

Pro forma net tangible book value per share after this offering		$

Dilution per share to new investors in this offering		$

Each $1.00 increase or decrease in the assumed initial public offering price of $      would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share after this offering by $      per share and the decrease in pro forma as adjusted net tangible book value per share to new investors in this offering by $      per share, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares of our common stock in full in this offering, the pro forma net tangible book value per share after this offering would be $      per share, the increase in pro forma net tangible book value per share to existing stockholders would be $      per share and the dilution to new investors purchasing shares in this offering would be $      per share.

The following table presents on a pro forma basis as of June 30, 2007, after giving effect to the automatic conversion of all outstanding shares of our Series A, Series C, Series D and Series E redeemable preferred stock into shares of our common stock and the full redemption of our Series B convertible preferred stock upon completion of this offering, the differences between the existing stockholders and the purchasers of shares in this offering with respect to the number of shares purchased from us, the total consideration paid and the average price paid per share:

Average
	Shares Purchased			Total Consideration			Price
	Number	Percent		Amount	Percent		Per Share
(in thousands, except per share data)

Existing stockholders			%	$		%	$
New stockholders							$

Totals		100.0%			100.0%

Each $1.00 increase or decrease in the assumed initial public offering price of $      per share would increase or decrease, as applicable, total consideration paid by new investors and total consideration paid by all stockholders by approximately $      million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

As of June 30, 2007, there were options outstanding to purchase a total of 7,368,278 shares of common stock at a weighted average exercise price of $0.69 per share. To the extent outstanding options are exercised, there will be further dilution to new investors. For a description of our equity plans, see the section titled “Management — Equity Benefit Plans” below.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated historical financial data below in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, related notes and other financial information included elsewhere in this prospectus. The selected consolidated financial data in this section is not intended to replace the consolidated financial statements and is qualified in its entirety by the consolidated financial statements and related notes included elsewhere in this prospectus.

The selected consolidated statements of operations data for the years ended December 31, 2002 and 2003 and the selected consolidated balance sheet data as of December 31, 2002, 2003 and 2004 are derived from our unaudited consolidated financial statements. The selected consolidated statements of operations data for each of the three years in the period ended December 31, 2006 and the selected consolidated balance sheet data as of December 31, 2005 and 2006 are derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The selected consolidated statements of operations data for the six months ended June 30, 2006 are derived from our unaudited consolidated financial statements and related notes included elsewhere in this prospectus. The selected consolidated statements of operations data for the six months ended June 30, 2007 and the selected consolidated balance sheet data as of June 30, 2007, are derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The selected pro forma consolidated balance sheet data as of June 30, 2007 reflects the automatic conversion of all outstanding shares of our Series A, Series C, Series D and Series E convertible preferred stock into newly issued shares of our common stock upon this offering. The unaudited selected consolidated financial data set forth below include, in our opinion, all adjustments (consisting only of normal recurring adjustments) that are necessary for a fair statement of the information set forth therein. The results for any interim period are not necessarily indicative of the results that may be expected for a full year. Additionally, our historical results are not necessarily indicative of the results that should be expected in the future. The accompanying selected consolidated financial data for the years ended December 31, 2002, 2003, 2004 and 2005 have been restated. See Note 3 of “Notes to Consolidated Financial Statements” for the years ended December 31, 2004, 2005 and 2006 included elsewhere in this prospectus.

						Six Months Ended
	Year Ended December 31,					June 30,
	2002(1)	2003(1)	2004(1)	2005(1)	2006	2006	2007
	(in thousands, except per share data)

REVENUES:
Software license and services	$10,276	$10,393	$12,184	$16,804	$25,324	$10,266	$17,384
Maintenance and support	1,945	2,576	3,301	4,886	7,875	3,724	5,354

Total revenues	12,221	12,969	15,484	21,690	33,199	13,990	22,737

COST OF REVENUES:
Software license and services	4,240	3,572	4,847	4,249	7,816	2,726	6,124
Maintenance and support	295	248	337	469	575	248	498

Gross profit	7,686	9,149	10,300	16,972	24,808	11,016	16,116

OPERATING EXPENSES:
Sales and marketing	2,699	5,852	8,563	13,338	22,925	11,711	13,599
Research and development	2,182	2,748	3,945	3,911	5,862	2,743	4,339
General and administrative	3,778	3,268	3,936	4,523	7,826	3,454	5,268
Depreciation and amortization	3,586	198	242	261	399	177	253

Total operating expenses	12,245	12,066	16,686	22,034	37,013	18,085	23,459

LOSS FROM OPERATIONS	(4,559)	(2,917)	(6,388)	(5,062)	(12,205)	(7,069)	(7,343)

OTHER (EXPENSE) INCOME:
Interest expense	—	—	(1)	(38)	(37)	(27)	(89)
Other, net	(33)	68	62	18	(92)	(11)	268

LOSS BEFORE INCOME TAXES	(4,592)	(2,849)	(6,324)	(5,083)	(12,334)	(7,107)	(7,164)

INCOME TAX EXPENSE	—	—	—	—	—	—	—

NET LOSS	$(4,592)	$(2,849)	$(6,324)	$(5,083)	$(12,334)	$(7,107)	$(7,164)

Net loss per share:
Basic and diluted	$(1.17)	$(0.62)	$(1.33)	$(1.04)	$(2.36)	$(1.42)	$(1.17)

Weighted-average number of common shares outstanding:
Basic and diluted	3,919	4,630	4,773	4,872	5,224	5,004	6,140

(1)	The consolidated statements of operations for the years ended December 31, 2002, 2003, 2004 and 2005 and the consolidated balance sheets as of December 31, 2002, 2003, 2004 and 2005 have been restated to correct errors related to our accounting for revenue recognition in accordance with AICPA Statement of Position No. 97-2, “Software Revenue Recognition.” For the effect of the restatement on 2004 and 2005, see Note 3 of “Notes to Consolidated Financial Statements” included elsewhere in this prospectus. For the year ended December 31, 2002, the following amounts were restated: software license and services revenue decreased from $10,560,926 to $10,275,910 and maintenance and support revenue increased from $1,543,937 to $1,944,856. For the year ended December 31, 2003, the following amounts were restated: software license and services revenue increased from $11,060,288 to $10,392,988 and maintenance and support revenue increased from $1,993,830 to $2,575,680.

	As of December 31,					As of June 30,
	2002(2)	2003(2)	2004(2)	2005(2)	2006	2007
	(dollars in thousands)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$10,585	$6,121	$545	$590	$2,542	$1,117
Accounts receivable, net of allowance for doubtful accounts	1,743	4,329	6,376	6,121	16,214	18,983
Prepaid expenses and other current assets	77	308	438	348	902	933

Total current assets	12,406	10,758	7,360	7,060	19,658	21,033

PROPERTY AND EQUIPMENT, Net	400	451	1,933	1,166	1,073	1,396
GOODWILL	1,181	1,181	1,181	1,181	1,181	1,181

TOTAL ASSETS	13,988	12,391	10,474	9,407	21,913	23,610

LIABILITIES, PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Accounts payable	182	315	547	880	1,872	2,217
Revolving credit facility	—	—	—	900	2,400	4,192
Deferred revenue	1,494	2,435	4,784	6,668	19,631	24,425
Accrued compensation and related costs	942	1,063	1,993	2,129	5,285	5,584
Other accrued expenses and current liabilities	116	113	704	318	591	1,441

Total current liabilities	2,734	3,926	8,028	10,894	29,779	37,859

NON-CURRENT LIABILITIES:
Deferred revenue	—	—	288	1,362	824	1,305
Other liabilities	—	—	—	—	98	80

Total liabilities	2,734	3,926	8,316	12,256	30,700	39,243

PREFERRED STOCK
Preferred stock — $.001 par value Series A	5,000	5,000	5,000	5,000	5,000	5,000
Series B	5,000	5,000	5,000	5,000	5,000	5,000
Series C	3,800	3,800	3,800	3,800	3,800	3,800
Series D	17,000	17,000	17,000	17,000	17,000	17,000
Series E	—	—	—	—	5,916	5,916

STOCKHOLDERS’ DEFICIT:
Common stock — $.001 par value	5	5	5	5	6	6
Additional paid-in capital	625	685	703	777	1,402	1,828
Accumulated deficit	(20,176)	(23,025)	(29,349)	(34,432)	(46,766)	(53,952)
Accumulated other comprehensive loss	—	—	—	—	(145)	(230)

Total stockolders’ deficit	(19,546)	(22,335)	(28,641)	(33,650)	(45,503)	(52,348)

TOTAL LIABILITIES, PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT	$13,988	$12,391	$10,474	$9,407	$21,913	$23,610

(2)	The consolidated statements of operations for the years ended December 31, 2002, 2003, 2004 and 2005 and the consolidated balance sheets as of December 31, 2002, 2003, 2004 and 2005 have been restated to correct errors related to our accounting for revenue recognition in accordance with AICPA Statement of Position No. 97-2, “Software Revenue Recognition.” For the effect of the restatement on 2004 and 2005, see Note 3 of “Notes to Consolidated Financial Statements” included elsewhere in this prospectus. As of December 31, 2002, the following amounts were restated: accounts receivable decreased from $2,039,578 to $1,743,328 and deferred revenue increased from $852,415 to $1,493,518. As of December 31, 2003, the following amounts were restated: accounts receivable decreased from $4,544,324 to $4,329,324 and deferred revenue increased from $1,627,066 to $2,434,867. As of December 31, 2004, the following amounts were restated: accounts receivable decreased from $7,202,240 to $6,376,243 and deferred revenue increased from $2,887,387 to $4,784,327.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include those identified below, and those discussed in the section titled “Risk Factors” included elsewhere in this prospectus. As discussed in Note 3 of “Notes to Consolidated Financial Statements’’ included elsewhere in this prospectus, our consolidated financial statements for the years ended December 31, 2004 and 2005 have been restated to correct errors related to our accounting for revenue recognition in accordance with AICPA Statement of Position No. 97-2, “Software Revenue Recognition.” The discussion that follows gives effect to the restatement of our consolidated financial statements.

The Company

We are a leading provider of master data management, or MDM, software. We enable organizations to strategically leverage and share critical data assets. Our MDM software and experience as an information exchange leader provide organizations with complete, highly accurate and real-time views of data spread across multiple systems or databases, even outside their firewalls. This allows companies to unlock the value of their data assets for competitive advantages or operational improvements. We have deployed our solution to over 100 enterprise customers across a number of different industries including healthcare, government, banking, insurance, communications and retail.

Our solution delivers single, trusted and complete versions of critical data assets in real-time to the people, processes and applications that rely on them. At the heart of our solution are highly accurate proprietary probabilistic matching and linking algorithms that create master data from disparate, heterogeneous data sources. We have designed our solution to perform thousands of transactions per second in environments involving hundreds of millions of underlying records and to scale to handle rapidly increasing data volumes. Our core product is Initiate Master Data Service, which is a comprehensive MDM platform. We also offer products designed to solve master data business problems faced by customers in industries such as healthcare, financial services, retail, hospitality, high technology and national intelligence.

In addition to our software solution, we provide services to customers, almost all of which have purchased our software. The majority of our services relate to implementing, maintaining and supporting our software, but we also offer data quality remediation, data migration and training services.

History and Overview

We were founded in 1994 and subsequently began developing enterprise master patient index software to deliver a comprehensive single view of patients to end users in order to help healthcare organizations deliver safe, responsive patient care while increasing productivity and cost-effectiveness. In 1997 we introduced and first sold a version of the product for enterprises such as healthcare providers. Although our initial focus was on healthcare, our vision from the beginning was to make our software products applicable across a wide variety of industries. In 2001 we sold our first software license outside of the healthcare industry and have since expanded our product line and business to include enterprise customers in the banking and insurance industry sectors. Since 2001, we have continued to grow and expand our business in the healthcare, payer, financial services, retail, hospitality, high technology and government sectors resulting in more than 100 customers to date. To support this growth, we have increased the number of employees in all areas of our business. We grew from 89 employees at December 31, 2004 to 241 employees at June 30, 2007.

Our sales cycle for an initial customer purchase typically ranges from six to 18 months. We typically sign a master software license and services agreement with our customers, pursuant to which the first order is typically for us to provide our customers, on a fee basis, a proof of concept for our software solution. This proof of concept, which we call Initiate JumpStart, is intended to demonstrate the value of our software through analysis and reporting on customers’ data. Our experience has been that customers for which we have provided Initiate JumpStart have almost always purchased our software. Our customers will then order a software license, implementation services, and maintenance and support services pursuant to separate orders under the master software license and services agreement.

Our sales efforts rely on both direct and indirect methods. We employ a direct sales force that is supplemented by an increasing network of third-party resellers and systems integrators. Our development of this network has required, and continues to require, an initial investment in training and active mentoring to increase the third parties’ ability to deliver services related to the implementation of our software, including providing our personnel for joint project delivery teams for end users of our products, which provides third parties with on-the-job training geared towards accelerating these third parties’ self-sufficiency.

We sell our software and services both domestically and internationally. During the six months ended June 30, 2007, 68% of our revenues were generated by sales to U.S. customers. We expect that our revenues from our customers based outside the United States will increase both in absolute dollars and as a percentage of our total revenues as we execute our strategy to further expand our international operations. We also expect that our revenues from sales through third-party resellers and systems integrators will increase both in absolute dollars and as a percentage of total revenues as we execute our strategy to expand those relationships.

As we have grown and in anticipation of future growth, we have invested significantly in additional sales and service employees, including internationally, as well as in establishing relationships with and working with third-party resellers and systems integrators to deliver services related to the implementation of our software.

Our corporate headquarters are located in Chicago, Illinois. In addition, we lease offices in Phoenix, Arizona; New York, New York; Austin, Texas; Reston, Virginia; Sydney, Australia; Toronto, Canada; and London, England, and operate internationally through wholly owned subsidiaries in Australia, Canada and the United Kingdom. Our fiscal year is the calendar year.

Revenues

We have two basic types of revenues: (i) software license and services revenues and (ii) maintenance and support revenues.

Within software license and services revenues, we recognize revenues from our sales of:

•	software licenses;

•	implementation services related to the installation of our software; and

•	other services, including our proof of concept, which we call Initiate JumpStart, training our customers how to use our software, data quality remediation services and data migration services.

Within maintenance and support revenues, we generate revenues from maintenance and support services, which provide our customers with access to our technical support personnel, entitle them to upgrade to the latest software release when and if available and provide telephone and web-based support, documentation and bug fixes.

Our customers almost always purchase implementation services, as well as maintenance and support services, at the same time that they purchase a software license. We currently recognize revenues from software licenses and implementation services pursuant to SOP 97-2 ratably over the longer of the term of the implementation services or the end of the first year for which the customer has purchased maintenance and support. However, if the implementation services are completed before the maintenance and support term expires, we recognize the difference between the fair value of the remaining maintenance and support and the remaining unrecognized portion of the total price paid by our customer for the entire arrangement as revenue, and we recognize the remaining maintenance and support revenues over the remaining maintenance and support period.

Within other services revenues, we generally recognize revenues proportionately as we perform the work over the life of the project.

Within maintenance and support revenues, we recognize revenues ratably over the term of the maintenance and support contract, which is typically one year in duration and automatically renewed for successive one-year terms absent customer cancellation.

In order to recognize the total purchase price of a software license as revenue at the time of acceptance, we need to be able to establish vendor-specific objective evidence, or VSOE, of the fair value of both our implementation services and maintenance and support services as required under SOP 97-2. The residual method is also used to recognize revenue when we enter into an arrangement with more than one future deliverable for which we have not established VSOE of fair value. In these arrangements revenue is deferred until the only remaining item to be delivered is maintenance and support. Although we have established VSOE of the fair value of our maintenance and support services, we have not yet established VSOE of the fair value of our implementation services.

In order to establish VSOE of the fair value of our implementation services, we must have a history of selling our implementation services both separately and within a relatively narrow band of hourly realization rates for our employees. We recently began establishing policies and procedures designed to establish VSOE of the fair value of our implementation services. We do not expect to establish VSOE of the fair value of our implementation services prior to the third quarter of 2008.

If we establish VSOE of the fair value of our implementation services, we will recognize the total purchase price of a software license as revenue at the time of acceptance, provided that the other revenue recognition criteria have been satisfied. We will also recognize the total purchase price of our implementation services over the period over which we provide those services.

Cost of Revenues and Gross Margins

Cost of revenues has two components: (i) cost of software license and services revenues and (ii) cost of maintenance and support revenues. In both cases, costs consist primarily of compensation for professional services personnel, customer support personnel, third-party contractors and associated expenses related to providing professional services and depreciation.

Gross margins are primarily affected by the mix between software licenses and software services, with software licenses enjoying higher gross margins than services. For the same reason, gross margins are higher on indirect sales because they have a greater proportion of license fees than direct sales. Margins may also be affected by different pricing conditions depending on the geographic location in which we make a sale. The timing of our revenue recognition with respect to a particular sale can also have an effect on our gross margins because most of our cost of revenues is attributable to a fixed employee cost base. We are making investments in working with our third-party resellers and systems integrators to enable them to deliver services related to the implementation of our software. This investment, which we are making in anticipation of future sales, is currently negatively impacting our gross margins. Our goal is to reduce this negative effect on gross margins as more third-party resellers and systems integrators become able to deliver implementation services without requiring the use of our personnel.

Operating Expenses

Sales and Marketing.  Sales and marketing expenses consist primarily of payroll, incentive compensation, benefits and related costs for sales and marketing personnel; trade show, advertising, marketing and other brand-building costs; marketing consultants and other professional services; training, seminars and conferences; occupancy and travel and related costs. Administrative and other infrastructure expenses attributable to sales and marketing are reported in general and administrative expenses. As we focus on increasing our market penetration, expanding internationally and continuing to build brand awareness in anticipation of future sales, we expect that sales and marketing expenses will continue to increase in absolute dollars.

Research and Development.  Research and development expenses consist primarily of payroll, incentive compensation, occupancy, benefits and related costs for our engineers, travel and related costs as well as expenses for third-party and other contract labor used in product design and development. Administrative and other infrastructure expenses attributable to research and development are reported in general and administrative expense. We have expanded our research and development capabilities and expect to continue to expand these capabilities in the future. All of our research and development is performed in the United States. We are committed to increasing our research and development efforts as we expand in our existing markets and penetrate new ones, which we anticipate will result in increased research and development expenses in absolute dollars.

General and Administrative.  General and administrative expenses consist primarily of salaries and benefits for our executive, accounting, human resources, legal, information systems and other administrative personnel. General and administrative expenses also include all of our costs of outside legal, audit and tax preparation services, insurance and other infrastructure costs. We do not allocate these costs to sales and marketing or research and development. We expect to incur significant additional general and administrative expenses as a result of operating as a public company, including costs to comply with Sarbanes-Oxley and the rules and regulations applicable to companies listed on Nasdaq.

Critical Accounting Policies, Judgments and Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of our consolidated financial statements requires us to make estimates, assumptions and judgments that can have a significant impact on the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our consolidated financial statements. We base our estimates, assumptions and judgments on our historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. We evaluate our estimates, assumptions and judgments on a regular basis and make changes accordingly. We also discuss our critical accounting estimates with the audit committee of our board of directors.

We believe the following to be critical accounting policies because they are important to the portrayal of our financial condition or results of operations and they require critical management estimates and judgments about matters that are uncertain:

•	revenue recognition;

•	stock-based compensation;

•	impairment of goodwill and long-lived assets;

•	income taxes; and

•	software development expenses.

We discuss below the critical accounting estimates associated with these policies. Historically, our estimates, assumptions and judgments relative to our critical accounting policies have not changed materially over time.

Revenue Recognition

We have two basic types of revenues: (i) software license and services revenues and (ii) maintenance and support revenues.

Within software license and services revenues, we recognize revenues from our sales of:

•	software licenses;

•	implementation services related to the installation of our software; and

•	other services, including our proof of concept, which we call Initiate JumpStart, training our customers how to use our software, data quality remediation services and data migration services.

Within maintenance and support revenues, we generate revenues from maintenance and support services, which provide our customers with access to our technical support personnel, entitle them to upgrade to the latest software release when and if available and provide telephone and web-based support, documentation and bug fixes.

When software licenses, implementation services and maintenance and support are sold under an arrangement, we account for revenues for the entire sale in accordance with the guidance provided by AICPA Statement of Position, or SOP 97-2, “Software Revenue Recognition,” as amended by SOP 98-9, Modification of SOP 97-2, “Software Revenue Recognition with Respect to Certain Transactions” and SEC Staff Accounting Bulletin No. 104.

We recognize revenues when persuasive evidence of an arrangement exists, the product has been delivered, the fee is fixed or determinable, collection of the resulting receivable is reasonably assured and, if applicable, upon satisfaction of evaluation criteria or expiration of the evaluation period. Our fees are considered fixed or determinable at the execution of an agreement, which comprises the final terms of sale including the description, quantity and price of each product purchased. Our sales arrangements with customers and resellers do not include rights of return or rebates. We have not experienced any product returns. We assess our ability to collect from our customers based on a number of factors, including creditworthiness of the customer and past transaction history.

Our customers almost always purchase implementation services, as well as maintenance and support services, at the same time that they purchase a software license. We currently recognize revenues from software licenses and implementation services pursuant to SOP 97-2 ratably over the longer of the term of the implementation services or the end of the first year for which the customer has purchased maintenance and support. However, if the implementation services are completed before the maintenance and support term expires, we recognize the difference between the fair value of the remaining maintenance and support and the remaining unrecognized portion of the total price paid by our customer for the entire arrangement as revenue, and we recognize the remaining maintenance and support revenues over the remaining maintenance and support period.

Within other services revenues, we generally recognize revenues proportionately as we perform the work over the life of the project.

Within maintenance and support revenues, we recognize revenues ratably over the term of the maintenance and support contract, which is typically one year in duration and automatically renewed for successive one-year terms absent customer cancellation.

In order to recognize the total purchase price of a software license as revenue at the time of acceptance, we need to be able to establish VSOE of the fair value of both our implementation services and maintenance and support services as required under SOP 97-2. Although we have established VSOE of the fair value of our maintenance and support services, we have not yet established VSOE of the fair value of our implementation services.

We have established VSOE of the fair value of our maintenance and support services through the stated renewal rates in our contractual arrangements with our customers. These stated renewal rates reflect a consistent relationship by pricing maintenance as a percentage of the customer license fee as stated in the arrangement.

In order to establish VSOE of the fair value of our implementation services, we must have a history of selling our implementation services both separately and within a relatively narrow band of hourly realization rates for our employees. We recently began establishing policies and procedures designed to establish VSOE of the fair value of our implementation services.

If we establish VSOE of the fair value of our implementation services, we will recognize the total purchase price of a software license as revenue at the time of acceptance, provided that the other revenue recognition criteria have been satisfied. We would also recognize the total purchase price of our implementation services over the period over which we provide those services.

Stock-Based Compensation.  Prior to January 1, 2006, we accounted for stock-based compensation using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” or APB No. 25, and related interpretations. Accordingly, compensation cost for stock options was measured as the excess, if any, of the estimated fair value of our common stock over the amount an employee was required to pay to acquire the common stock on the date that both the exercise price and the number of shares to be acquired pursuant to the option were fixed. We adopted the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” or SFAS No. 123, and SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” which was released in December 2002 as an amendment to SFAS No. 123, and used the minimum value method of valuing stock options as allowed for non-public companies.

In accordance with APB No. 25, we recorded no stock-based compensation expense resulting from stock options that were granted to employees with exercise prices that were deemed to be equal to the estimated fair market value of the underlying common stock on the date of grant. During fiscal 2004 and 2005, these consisted of options to purchase a total of 1,993,250 and 1,534,500 shares of common stock, respectively, at exercise prices ranging from $0.25 to $0.40 per share. During these periods, we estimated the fair market value of our common stock based upon several factors, including progress in our business and the market values of comparable companies. Prior to January 2006, we did not obtain contemporaneous valuations from an independent valuation specialist because at the time these stock options were issued, we believed our estimates of the fair value of our common stock to be reasonable and consistent with our understanding of how similarly situated companies in our industry were valued.

Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123(R), “Share-Based Payment,” using the prospective transition method, which requires us to apply its provisions only to awards granted, modified, repurchased or cancelled after the effective date. Under this transition method, stock-based compensation expense recognized beginning January 1, 2006 is based on the grant date fair value of stock awards granted or modified after January 1, 2006. Because we used the minimum value method for valuing our stock options under the disclosure requirements of SFAS 123, we continue to account for all options granted prior to January 1, 2006 under APB No. 25.

During the year ended December 31, 2006 and the six months ended June 30, 2007, we granted stock options with exercise prices as follows:

Grants Made During the			Weighted-
Year Ended December 31,	Number of	Weighted-	Average
2006 and the	Option	Average	Fair Value
Six Months Ended	Shares	Exercise	of
June 30, 2007	Granted	Price	Common Stock

May 2, 2006	1,397,810	$0.97	$0.97
July 6, 2006	67,250	0.97	0.97
November 15, 2006	153,750	2.22	2.22
February 6, 2007	247,000	1.74	1.74
May 23, 2007	745,250	2.21	2.21

Total	2,611,060

Since January 2006, we have determined the estimated fair value of our common stock based on contemporaneous valuations performed by an independent valuation specialist. In each of these valuations, the independent valuation specialist used different valuation techniques, including the discounted cash flow model and market comparables. The key assumptions that drive the valuation include discount rate, revenue growth rate and marketability discount. The independent valuation specialist used marketability discounts ranging from 40% to 45%, discount rates ranging from 27% to 39% and revenue growth rates accelerating from 40% in 2005 to 53% in 2006 and remaining over 60% in the first half of 2007. The stock-based compensation expense we recorded in our financial statements during each of 2006 and the first half of 2007 was $0.2 million.

Prior to January 2006, in the absence of a public trading market, our board of directors considered a number of factors to determine the estimated fair value of our common stock at each grant date, including:

•	the shares of common stock underlying the options were illiquid securities in a private company that were not readily tradable at the time of grant and that there could be no assurance of such shares ever being tradable;

•	the prices at which preferred stock was issued and sold to outside investors in arm’s length transactions, and the rights, preferences and privileges of the preferred stock relative to the common stock;

•	important developments relating to achievement of our business objectives, including new product launches, customer wins and growth in our revenues and invoiced shipments;

•	our stage of development and business strategy;

•	the status of our efforts to build or management team;

•	the status of our efforts to increase revenue and invoiced shipments, as well as our financial results;

•	the likelihood of achieving a liquidity event for the shares of our common stock, such as an initial public offering or sale of the company, given prevailing market conditions and achievements of our business objectives;

•	the state of the new issue market for similarly-situated technology companies; and

•	the market prices of publicly-held technology companies with similar business models.

Impairment of Goodwill and Long-Lived Assets.  Our goodwill and intangible assets result from our corporate acquisition transactions. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” or SFAS No. 142, which we adopted on December 1, 2002, we test goodwill for impairment at least annually and as circumstances indicate their value may no longer be recoverable. We do not have any intangible assets within the scope of SFAS No. 142. Goodwill is subject to an assessment for impairment using a two-step fair value-based test. We perform our annual assessment of impairment as of December 31 of each year. The first step is performed by comparing the fair value of our reporting unit, which is our company as a whole, to its carrying amount, including goodwill. The fair value of our reporting unit is estimated mainly utilizing discounted cash flow methodology. The discounted cash flow methodology assumes the fair value of an asset can be estimated by the economic benefit or cash flows to be received over the life of the asset, discounted to its present value. The discounting process uses a rate of return that accounts for both the time value of money and the investment risk factors. If the fair value of the reporting unit exceeds its carrying value, no further analysis is necessary. If the carrying value of the reporting unit exceeds its fair value, the second step is performed. The second step involves comparing the carrying amount of the goodwill to the implied fair value of the goodwill. If the implied fair value of the goodwill is less than the carrying amount, an impairment loss is recorded as a reduction to the asset and a charge to operating expense. We have not recorded any goodwill impairment charges since we have adopted SFAS No. 142.

If our assumptions change in the future, we may be required to record impairment charges to reduce the carrying value of our goodwill. Changes in the valuation of our goodwill could materially impact our operating results and financial position.

We review our long-lived assets for potential impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” whenever events or circumstances indicate that the carrying value of these assets may not be recoverable. If our review indicates that the carrying value of our long-lived assets is not recoverable, we reduce the carrying amount of the assets to fair value and charge the reduction to operating expenses. We have not recorded any impairment charges to date. Changes in the valuation of long-lived assets could materially impact our operating results.

As of June 30, 2007, we had $1.2 million of goodwill and $1.4 million of net property and equipment.

Income Taxes.  We account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” As part of the process of preparing our consolidated financial statements, we are required to estimate our income tax benefit (provision) in each of the jurisdictions in which we operate. This process involves estimating our current income tax benefit (provision) together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These temporary differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet using the enacted tax rates in effect for the year in which we expect the temporary differences to reverse.

We record a valuation allowance to reduce our deferred net tax assets to an amount that more likely than not will be realized. As of December 31, 2005 and 2006 and June 30, 2007, we had a full valuation allowance recorded on all of our net deferred tax assets, which were $11.2 million, $15.8 million and $18.3 million, respectively. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for our valuation allowance, in the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, we would need to make an adjustment to our allowance for the deferred tax assets, which would increase our income in the period that determination was made.

Software Development Expenses.  We apply the principles of SFAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed.” SFAS No. 86 requires that software development costs incurred in conjunction with product development be charged to research and development expense until technological feasibility is established. Thereafter, until the product is released for sale, software development costs must be capitalized and reported at the lower of unamortized cost or net realizable value of the related product. We have adopted the “tested working model” approach to establishing technological feasibility for our products. Under this approach, we do not consider a product in development to have passed the technological feasibility milestone until we have completed a model of the product that contains essentially all the functionality and features of the final product and have tested the model to ensure that it works as expected. Historically, we have not incurred any costs between the establishment of technological feasibility and the release of a product for sale. As a result, we have expensed all software development costs to research and development expense as incurred.

Internal Control over Financial Reporting and Restatement of Financial Results

Overview.  In connection with the audits of our financial statements for the year ended December 31, 2006 and the six months ended June 30, 2007, both our independent registered public accounting firm and our management identified matters involving our internal control over financial reporting that in the aggregate constituted two separate material weaknesses under the standards established by the Public Company Accounting Oversight Board, or PCAOB.

According to the PCAOB’s definitions, a deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A deficiency in design exists when (a) a control necessary to meet the control objective is missing or (b) an existing control is not properly designed so that, even if the control operates as designed, the control objective would not be met. A deficiency in operation exists when a properly designed control does not operate as designed or when the person performing the control does not possess the necessary authority or competence to perform the control effectively. A significant deficiency is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company’s financial reporting. A material weakness is defined as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

We are committed to maintaining effective internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States. Based on the actions we have taken to date to enhance the reliability and effectiveness of our internal control over financial reporting, our management believes that there is no material weakness in our internal control over financial reporting as of the date of this prospectus because we have substantially remediated the underlying causes of the identified material weaknesses. We also continue to enhance our internal control over financial reporting. However, our independent registered public accounting firm has not evaluated the measures we have taken to address the two separate material weaknesses, both of which resulted from deficiencies in design, and will not be able to confirm to us that these material weaknesses have been remediated until our independent registered public accounting firm has completed its next audit of our financial statements. Both material weaknesses described below are primarily related to the lack of personnel with the appropriate skills and experience, particularly with respect to technical accounting matters, and the lack of policies and procedures related to the financial reporting and close processes.

Revenue Recognition and Restatement of Financial Results.  In connection with the audits of our financial statements for the year ended December 31, 2006 and the six months ended June 30, 2007, our independent registered public accounting firm identified a material weakness relating to inappropriate accounting for revenue recognition.

Prior to these audits, we recognized revenues from our sale of software licenses upon customer acceptance and we recognized revenues from our sale of software services proportionately over the implementation period. However, under SOP 97-2, we are only eligible to recognize revenue on that basis if we have established VSOE of the fair value of both our implementation services and maintenance and support services.

In the process of these audits, we determined that although we had already established VSOE of the fair value of our maintenance and support services, we had not yet established VSOE of the fair value of our implementation services. As a result, we restated our financial statements for the years ended December 31, 2002, 2003, 2004 and 2005. As restated, our financial statements recognize revenues from software licenses and implementation services ratably over the longer of the term of the implementation services or the end of the first year for which the customer has purchased maintenance and support. For more information about our revenue recognition policy, see the section titled “— Critical Accounting Policies, Judgments and Estimates — Revenue Recognition” above.

These restatements reduced our revenues by $1.7 million and $4.1 million for 2004 and 2005, respectively, and increased our net loss by $1.7 million and $4.0 million for 2004 and 2005, respectively.

We believe that we have remediated this material weakness. We have reviewed the application of SOP 97-2 to our business and believe that we have a complete understanding of its application to our sales of software licenses, services and maintenance and support.

Inadequate Personnel, Policies and Procedures.  In connection with these audits, our independent registered public accounting firm and we also identified several significant deficiencies relating to inadequate personnel which, combined with a lack of policies and procedures with respect to the financial reporting and close processes, resulted in a number of audit adjustments to our consolidated financial statements. These significant deficiencies in the aggregate constituted a material weakness. The primary significant deficiencies were:

•	Failure to Reconcile Certain Accounts on a Timely Basis and Properly Perform Cutoffs for Expenditures. We and our independent registered public accounting firm determined that we had failed to reconcile certain accounts on a timely basis, such as accrued sales tax, accrued bonus, accrued marketing fees and other accounts receivable, and that we lacked a process for formal review of account reconciliations and other supporting analysis. We believe that we have substantially remediated this significant deficiency by establishing policies and procedures that provide for monthly reconciliations of all significant accounts and by hiring additional qualified personnel. We are in the process of extending monthly reconciliations to all accounts.

•	Incorrect Accounting for Foreign Currency Transactions Under SFAS No. 52, Foreign Currency Translation. We determined that we were not properly accounting for foreign currency transactions in accordance with SFAS 52. We believe that we have remediated this significant deficiency by establishing policies and procedures designed to ensure proper accounting for foreign currency transactions in accordance with SFAS 52 and replacing the person who was primarily responsible for accounting for these transactions with a person with more knowledge of SFAS 52 and more relevant experience.

•	Incorrect Accounting for Operating Leases Under SFAS No. 13, Accounting for Leases. Our independent registered public accounting firm determined that we had not properly accounted for operating leases with escalating rents and rent abatements under SFAS No. 13 because we were accounting for lease expense on a cash basis rather than on a straight-line basis over the term of the applicable lease as required by SFAS No. 13. We believe that we have remediated this significant deficiency by establishing policies and procedures designed to ensure proper accounting for operating leases in accordance with SFAS No. 13.

None of these significant deficiencies which, in the aggregate, constituted a material weakness, caused us to restate our financial statements. However, they did result in numerous audit adjustments unrelated to the revenue recognition matter discussed above that were recorded in our financial statements for the year ended December 31, 2006 and the six months ended June 30, 2007.

We have made significant efforts to increase the size and sophistication of our accounting staff commencing in early 2007. In particular, we hired a controller with over 13 years of public company experience, replaced a number of our accounting staff with more experienced personnel and grew our accounting staff from three employees to nine employees. This increase in the size of our accounting staff enables further segregation of duties and allows additional levels of internal review and supervision within our accounting organization.

As of the date of this prospectus, our management believes that our internal control over financial reporting is effective at a reasonable assurance level. However, internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives due to its inherent limitations because internal control over financial reporting involves human diligence and compliance and is subject to lapses in judgment and breakdowns from human failures. Nonetheless, these inherent limitations are known features of the financial reporting process, and it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Conclusion.  Although we believe that we have substantially remediated the material weaknesses that have been identified in connection with the audit of our 2006 and interim June 30, 2007 financial statements, we may in the future have additional material weaknesses in our internal control over financial reporting. Failure to implement and maintain effective internal control over financial reporting could result in material misstatements in our financial statements. For more information, see the section titled “Risk Factors — Our independent registered public accounting firm and we have identified material weaknesses in our internal control over financial reporting. Failure to establish and maintain effective internal control over financial reporting could result in our failure to meet our reporting obligations and cause investors to lose confidence in our reported financial information” above.

Results of Operations

The following table sets forth our results of operations as a percentage of total revenues for the periods shown:

	Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007

Revenues:
Software license and services	79%	77%	76%	73%	76%
Maintenance and support	21	23	24	27	24
Cost of revenues:
Cost of software license and services	31	20	24	19	27
Cost of maintenance and support	2	2	2	2	2

Gross margins	67	78	75	79	71

Operating expenses:
Sales and marketing	55	61	69	84	60
Research and development	25	18	18	20	19
General and administrative	25	21	24	25	23
Depreciation and amortization	2	1	1	1	1

Total operating expenses	108	102	111	129	103
Loss from operations	(41)	(23)	(37)	(51)	(32)
Other income (expense), net	1	—	—	—	1

Loss before income taxes	(41)	(23)	(37)	(51)	(32)
Income tax expense	—	—	—	—	—

Net loss	(41)%	(23)%	(37)%	(51)%	(32)%

Comparison of the Six Months Ended June 30, 2007 and 2006

Revenues

	Six Months Ended June 30,		Period-to-Period Change
	2006	2007	Amount	Percentage
	(dollars in thousands)

Revenues:
Software license and services	$10,266	$17,384	$7,118	69%
Maintenance and support	3,724	5,354	1,630	44

Total revenues	$13,990	$22,738	$8,748	63%

Software license and services revenues increased by $7.1 million, or 69%, to $17.4 million in the six months ended June 30, 2007 from $10.3 million in the six months ended June 30, 2006. The increase in software license and services revenues was driven by strong demand for our MDM software solution as reflected in the increase in the number of new customers towards the latter portion of 2006, which positively impacted revenues in the first half of 2007. The increase in software license and services revenues was also positively affected by our further penetration of commercial and government markets.

Maintenance and support revenues increased by $1.6 million, or 44%, to $5.4 million in the six months ended June 30, 2007 from $3.7 million in the six months ended June 30, 2006. The increase in maintenance and support revenues resulted from a larger installed customer base.

Revenues from customers based in the United States was unchanged at 68% in the periods ended June 30, 2007 and 2006.

Cost of Revenues and Gross Margins

	Six Months Ended June 30,		Period-to-Period Change
	2006	2007	Amount	Percentage
	(dollars in thousands)

Gross profit	$11,016	$16,116	$5,100	46%
Gross margins	79%	71%

Our cost of software license and services revenues increased by $3.4 million, or 125%, to $6.1 million in the six months ended June 30, 2007 from $2.7 million in the six months ended June 30, 2006. Our cost of software license and services revenues increased primarily as a result of our hiring additional personnel to provide implementation services to more customers. In anticipation of future growth, we also invested significantly in the 2007 period in working with third parties to provide services related to the implementation of our software, including by providing our personnel for joint project delivery teams. Cost of software license and services revenues for the 2006 period included a $0.4 million charge for depreciation of the assets we acquired from Journee Software in 2004 as compared to no charge in the 2007 period.

Our cost of maintenance and support revenues increased by $0.25 million, or 100%, to $0.5 million in the six months ended June 30, 2007 from $0.25 million in the six months ended June 30, 2006 primarily as a result of hiring additional personnel to provide support services to our installed customer base and in anticipation of future growth.

Gross margins declined to 71% in the six months ended June 30, 2007 from 79% in the six months ended June 30, 2006. The decrease in gross margins was primarily a result of the significant increase in the number of employees in our service delivery organization to support our growth and to work with third parties to provide services related to the implementation of our software. We expect to continue to invest significantly in working with third parties to provide services related to the implementation of our software.

Sales and Marketing

	Six Months Ended June 30,		Period-to-Period Change
	2006	2007	Amount	Percentage
	(dollars in thousands)

Sales and marketing	$11,711	$13,599	$1,888	16%
Percent of revenues	84%	60%

Sales and marketing expenses increased $1.9 million, or 16%, to $13.6 million in the six months ended June 30, 2007 from $11.7 million in the six months ended June 30, 2006. The increase in sales and marketing expenses was primarily due to an increase in payroll and benefits from the hiring of additional personnel in our sales and marketing groups and continued expansion into Asia-Pacific, Europe and Canada in anticipation of future growth. Although sales and marketing expenses increased in absolute dollar terms, they decreased as a percentage of revenues to 60% in the 2007 period from 84% in the 2006 period.

Research and Development

	Six Months Ended
	June 30,		Period-to-Period Change
	2006	2007	Amount	Percentage
	(dollars in thousands)

Research and development	$2,743	$4,339	$1,596	58%
Percent of revenues	20%	19%

Research and development expenses increased $1.6 million, or 58%, to $4.3 million in the six months ended June 30, 2007 from $2.7 million in the six months ended June 30, 2006. The increase in research and development expenses was primarily due to an increase in payroll and benefits from the hiring of additional personnel in our research and development group to support new releases and updates to our existing product offerings. Research and development expenses remained relatively constant as a percentage of revenues at 19% and 20%, respectively, in the periods ended June 30, 2007 and 2006.

General and Administrative

	Six Months Ended
	June 30,		Period-to-Period Change
	2006	2007	Amount	Percentage
	(dollars in thousands)

General and administrative	$3,454	$5,268	$1,814	53%
Percent of revenues	25%	23%

General and administrative expenses increased $1.8 million, or 53%, to $5.3 million in the six months ended June 30, 2007 from $3.5 million in the six months ended June 30, 2006. The increase in general and administrative expenses was primarily due to an increase in payroll and benefits from the hiring of additional personnel in our accounting, human resources and information technology groups to support our growth and in anticipation of becoming a public company, and increased occupancy and other infrastructure costs due to the increase in the number of our employees. General and administrative expenses decreased as a percentage of revenues to 23% in the 2007 period from 25% in the 2006 period.

Comparison of the Years Ended December 31, 2006 and 2005 (Restated)

Revenues

	Year Ended December 31,		Period-to-Period Change
	2005	2006	Amount	Percentage
	(dollars in thousands)

Revenues:
Software license and services	$16,804	$25,324	$8,520	51%
Maintenance and support	4,886	7,875	2,989	61

Total revenues	$21,690	$33,199	$11,509	53%

Software license and services revenues increased by $8.5 million, or 51%, to $25.3 million in 2006 from $16.8 million in 2005. The increase in software license and services revenues was primarily driven by a increased number of orders in the early part of 2006 as well as an increase in the overall demand for our MDM software solution.

Maintenance and support revenues increased by $3.0 million, or 61%, to $7.9 million in 2006 from $4.9 million in 2005. The increase in maintenance and support revenues resulted from a larger installed customer base.

Revenues from customers based outside of the United States increased to 34% in 2006 from 24% in 2005 as a result of our acquisition of additional Canadian customers in 2006.

Cost of Revenues and Gross Margins

	Year Ended December 31,		Period-to-Period Change
	2005	2006	Amount	Percentage
	(dollars in thousands)

Gross profit	$16,972	$24,808	$7,836	46%
Gross margins	78%	75%

Our cost of software license and services revenues increased by $3.6 million, or 84%, to $7.8 million in 2006 from $4.2 million in 2005, primarily as a result of hiring additional personnel to provide implementation services to more customers. In anticipation of future growth, we also invested significantly in working with third parties to deliver services related to the implementation of our software, including providing our personnel for joint project delivery teams. Cost of software license and services revenues for 2006 included a $0.4 million charge for depreciation of the assets we acquired from Journee Software in 2004 as compared to a charge of $1.0 million in 2005.

Our cost of maintenance and support revenues increased by $0.1 million, or 23%, to $0.6 million in 2006 from $0.5 million in 2005. Our cost of maintenance and support revenues increased as a result of hiring additional personnel to provide maintenance and support services to our installed customer base and in anticipation of future growth.

Gross margins decreased to 75% in 2006 from 78% in 2005.

Sales and Marketing

	Year Ended December 31,		Period-to-Period Change
	2005	2006	Amount	Percentage
	(dollars in thousands)

Sales and marketing	$13,338	$22,925	$9,587	72%
Percent of revenues	61%	69%

Sales and marketing expenses increased by $9.6 million, or 72%, to $22.9 million in 2006 from $13.3 million in 2005. The increase in sales and marketing expenses was primarily due to an increase in payroll and benefits from the hiring of additional personnel in our sales and marketing groups in anticipation of future growth and continued expansion into Asia-Pacific, Europe and Canada and increased marketing expense for trade shows, public relations and other activities. Sales and marketing expenses increased as a percentage of revenues to 69% in 2006 from 61% in 2005.

Research and Development

	Year Ended December 31,		Period-to-Period Change
	2005	2006	Amount	Percentage
	(dollars in thousands)

Research and development	$3,911	$5,862	$1,951	50%
Percent of revenues	18%	18%

Research and development expenses increased $2.0 million, or 50%, to $5.9 million in 2006 from $3.9 million in 2005. The increase in research and development expenses was primarily due to an increase in payroll and benefits from the hiring of additional personnel in our research and development group to support new releases and updates to our product offerings. Research and development expenses remained constant as a percentage of revenues at 18% in both years.

General and Administrative

	Year Ended December 31,		Period-to-Period Change
	2005	2006	Amount	Percentage
	(dollars in thousands)

General and administrative	$4,523	$7,826	$3,303	73%
Percent of revenues	21%	24%

General and administrative expenses increased $3.3 million, or 73%, to $7.8 million in 2006 from $4.5 million in 2005. The increase in general and administrative expenses was primarily due to an increase in payroll and benefits from the hiring of additional personnel in our accounting, human resources and information technology groups made to support our growth. General and administrative expenses increased as a percentage of revenues to 24% in 2006 from 21% in 2005.

Comparison of the Years Ended December 31, 2005 (Restated) and 2004 (Restated)

Revenues

	Year Ended December 31,		Period-to-Period Change
	2004	2005	Amount	Percentage
	(dollars in thousands)

Revenues
Software license and services	$12,184	$16,804	$4,620	38%
Maintenance and support	3,301	4,886	1,585	48

Total revenues	$15,485	$21,690	$6,205	40%

Software license and services revenues increased by $4.6 million, or 38%, to $16.8 million in 2005 from $12.2 million in 2004. The increase in software license and services revenues was primarily driven by strong demand for our MDM software solution and generally larger transaction sizes.

Maintenance and support revenues increased by $1.6 million, or 48%, to $4.9 million in 2005 from $3.3 million in 2004. The increase in maintenance and support revenues resulted from a larger installed customer base.

Revenues from customers based in the United States was 76% in 2005 compared to 99% in 2004 as a result of our acquisition of a number of new Canadian customers from which we began receiving orders in late 2004.

Cost of Revenues and Gross Margins

			Period-to-Period
	Year Ended December 31,		Change
	2004	2005	Amount	Percentage
	(dollars in thousands)

Gross profit	$10,300	$16,972	$6,672	65%
Gross margins	67%	78%

Our cost of software license and services revenues decreased by $0.6 million, or 12%, to $4.2 million in 2005 from $4.8 million in 2004, primarily because sales of software licenses accounted for a higher percentage of our revenues in 2005. Cost of software license and services revenues for 2005 included a $1.0 million charge for depreciation of the assets we acquired from Journee Software in 2004 as compared to a charge of $0.5 million in 2004.

Our cost of maintenance and support revenues increased by $0.1 million, or 39%, to $0.5 million in 2005 from $0.3 million in 2004. Our cost of maintenance and support revenues increased as a result of hiring additional personnel to provide maintenance and support services to our increased installed customer base and in anticipation of future growth.

Gross margins increased to 78% in 2005 from 67% in 2004, primarily because sales of software licenses accounted for a higher percentage of our revenues in 2005.

Sales and Marketing

	Year Ended December 31,		Period-to-Period Change
	2004	2005	Amount	Percentage
	(dollars in thousands)

Sales and marketing	$8,563	$13,338	$4,775	56%
Percent of revenues	55%	61%

Sales and marketing expenses increased $4.8 million, or 56%, to $13.3 million in 2005 from $8.6 million in 2004. The increase in sales and marketing expenses was primarily due to an increase in payroll and benefits from the hiring of additional personnel in our sales and marketing groups as we increased staff in anticipation of future growth, as well as increased marketing expense for trade shows, public relations and other activities. For these reasons, sales and marketing expenses increased as a percentage of revenues to 61% in 2005 from 55% in 2004.

Research and Development

	Year Ended December 31,		Period-to-Period Change
	2004	2005	Amount	Percentage
	(dollars in thousands)

Research and development	$3,945	$3,911	$(33)	(1)%
Percent of revenues	25%	18%

Research and development expenses were $3.9 million in each of 2004 and 2005. Research and development expenses remained relatively constant as costs of new hires was offset by our termination of the outsourcing of research and development activities focused on developing additional reporting capabilities. Research and development expenses decreased as a percentage of revenues to 18% in 2005 from 25% in 2004 based on our revenue growth.

General and Administrative

	Year Ended December 31,		Period-to-Period Change
	2004	2005	Amount	Percentage
	(dollars in thousands)

General and administrative	$3,936	$4,523	$587	15%
Percent of revenues	25%	21%

General and administrative expenses increased $0.6 million, or 15%, to $4.5 million in 2005 from $3.9 million in 2004, primarily due to an increase in payroll and benefits from the hiring of additional personnel. Although general and administrative expenses increased in absolute dollar terms, they decreased as a percentage of revenues to 21% in 2005 from 25% in 2004.

Liquidity and Capital Resources

We have incurred recurring losses and negative annual cash flows from operating activities since our inception, and we had an accumulated deficit of $54.0 million as of June 30, 2007. Our primary sources of liquidity have historically been $36.7 million of proceeds, net of issuance costs, from private placements of shares of our preferred stock.

On July 9, 2007, we entered into a $10.0 million revolving credit facility with a maturity date of May 30, 2008 with The Private Bank and Trust pursuant to which we intend to borrow as needed to fund our working capital needs. Our revolving credit facility is secured by substantially all of our assets. We had outstanding borrowings of $4.2 million under our revolving credit facility as of June 30, 2007. Borrowings under our revolving credit facility bear interest at a rate equal to the bank’s published prime rate with all accrued and unpaid interest to be repaid monthly until maturity. Our revolving credit facility requires us to maintain tangible net worth, as defined in our revolving credit facility, for the two preceding fiscal quarters of not less than $1.0 million.

Upon the closing of this offering, all shares of our Series A, C, D and E convertible preferred stock will be converted into an aggregate of 25,217,582 shares of our common stock, and we will redeem all of our Series B redeemable preferred stock for an aggregate of $5.0 million in cash.

Operating Activities

	Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
	(dollars in thousands)

Cash used in operating activities	$(3,338)	$(455)	$(5,007)	$(2,098)	$(2,865)

As we continue to expand our business and build our infrastructure domestically and internationally, we continue to experience negative cash flows from operations. Our cash flows from operating activities are significantly influenced by our investments to support the growth of our business in areas such as sales and marketing, additional services capabilities, including investing in working with third parties, research and development and general and administrative functions as we prepare to become a public company. Our operating cash flows are also influenced by our working capital needs to support growth and fluctuations in accounts receivable, deferred revenue and other current assets and liabilities.

The $0.8 million increase in net cash used by operating activities from the first six months of 2006 to the first six months of 2007 was attributable to a use of $0.5 million related to net changes in our operating assets and liabilities, $0.2 million provided by net changes in depreciation and amortization and stock-based compensation expense.

Within changes in assets and liabilities, changes in accounts receivable used $2.7 million in cash in the first six months of 2007 compared to using $5.9 million in cash in the first six months of 2006 due to relatively favorable sales performance in the first quarter of 2006 compared to the first quarter of 2007. For the same reason, changes in deferred revenue provided $5.2 million in cash in the first six months of 2007 compared to providing $7.9 million in cash in the first six months of 2006. Cash provided by changes in accrued compensation and related costs, other accrued expenses and current liabilities decreased from $1.6 million in the first six months of 2006 to $1.1 million in the first six months of 2007 due to the timing of payments.

The $4.5 million increase in net cash used by operating activities from 2005 to 2006 was attributable to a $7.3 million increase in net loss, partially offset by $2.9 million provided by net changes in our operating assets and liabilities and $0.2 million provided by net changes in depreciation and amortization and stock-based compensation expense.

Within changes in assets and liabilities, changes in accounts receivable provided $0.3 million in cash in 2005 compared to using $10.1 million in cash in 2006. Changes in accounts receivable provided $0.3 million in cash in 2005 due to relatively fewer sales in the second half of 2005. Changes in accounts receivable used $10.1 million of cash in 2006 due to significant growth in our business in 2006. For the same reason, changes in deferred revenue provided $12.4 million in cash in 2006 compared to $3.0 million in 2005 and changes in accounts payable increased from $0.3 million in 2005 to $1.0 million in 2006. Accrued compensation and related costs and other accrued expenses and current liabilities used $0.3 million of cash in 2005 and provided $3.6 million in cash in 2006 due to the timing of payment and amounts of employee bonuses.

The $2.9 million decrease in net cash used by operating activities from 2004 to 2005 was attributable to a $1.2 million decrease in net loss, $1.2 million provided by net changes in our operating assets and liabilities and $0.5 million provided by net changes in depreciation and amortization.

Within changes in assets and liabilities, changes in accounts receivable used $2.0 million in cash in 2004 compared to providing $0.3 million of cash in 2005. Changes in accounts receivable used $2.0 million of cash in 2004 due to significant growth in our business in 2004. Changes in accounts receivable provided $0.3 million in cash in 2005 due to relatively fewer sales in the second half of 2005. Accrued compensation and related costs and other accrued expenses and current liabilities provided $1.5 million of cash in 2004 and used $0.3 million of cash in 2005 due to the timing of payment and amounts of employee bonuses.

Investing Activities

	Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
	(dollars in thousands)

Cash used in investing activities	$(2,255)	$(475)	$(756)	$(347)	$(589)

Cash used in investing activities in each period was due to purchases of hardware, office equipment and furniture as we continued to grow. In addition, net cash used in investing activities included $2.0 million in connection with the acquisition of the certain assets of Journee Software in 2004.

Financing Activities

	Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
	(dollars in thousands)

Cash provided by financing activities	$17	$975	$7,853	$5,017	$1,995

Net cash provided by financing activities was derived from a combination of borrowings under our existing lines of credit and our sale of 3,126,189 shares of our Series E convertible preferred stock in early 2006 for approximately $5.9 million net of fees and expenses.

Sufficiency of Current Cash, Cash Equivalents and Short-Term Investments

Our cash, cash equivalents and short-term investments were $1.1 million as of June 30, 2007. We believe that our cash, cash equivalents, short-term investments and available borrowings under our $10.0 million revolving credit facility will be sufficient to meet our anticipated cash needs, including for working capital purposes, capital expenditures and contractual obligations, for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these sources are insufficient to satisfy our cash requirements, we may seek to sell debt securities or additional equity securities or to obtain additional credit facilities. Our sale of convertible debt securities or additional equity securities could result in additional dilution to our stockholders. Our incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that would restrict our operations. In addition, we cannot assure you that any additional financing will be available on acceptable terms, if at all.

Except as disclosed in the Contractual Obligations table below, we currently have no material cash commitments, except for normal recurring trade payables, expense accruals and operating leases, all of which we anticipate funding through our existing revolving credit facility and our available working capital. In addition, we do not currently anticipate making significant investments in property and equipment in the next 12 months.

Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our marketing and sales activities, the timing and extent of spending to support our research and development efforts, the timing of introductions of new products and enhancements to existing products, the acquisition of new capabilities or technologies and the continuing market acceptance of our software products and services.

We anticipate that, from time to time, we may evaluate acquisitions of complementary businesses, technologies or assets. Although we currently have no plans, proposals or agreements with respect to potential investments in, or acquisitions of, businesses, services or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us, if at all.

Contractual Obligations

We generally do not enter into long-term contractual commitments. Our principal contractual commitments, in addition to those related to our revolving credit facility, consist of obligations under operating leases for office space. The following table summarizes our commitments to settle contractual obligations in cash under our revolving credit facility and operating leases, as of June 30, 2007, for the next five years and thereafter:

		Less than			More than
	Total	1 year	1-3 years	4-5 years	5 years
	(dollars in thousands)

Revolving credit facility	$4,192	$4,192	$—	$—	$—
Operating lease obligations	8,939	335	3,763	2,748	2,093

Off-Balance Sheet Arrangements.  Other than operating leases, we do not have any relationships with unconsolidated entities or financial partners, such as entities often referred to as structured finance or special-purpose entities, established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we do not have any undisclosed borrowings or debt, and we have not entered into any synthetic leases.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109,” or FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with SFAS Statement No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We adopted FIN 48 effective January 1, 2007. Effective January 1, 2007 we adopted FIN 48, which resulted in an increase in our accumulated deficit of approximately $23,000.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” or SFAS No. 157. SFAS No. 157 establishes a framework for measuring the fair value of assets and liabilities. This framework is intended to provide increased consistency in how fair value determinations are made under various existing accounting standards that permit, or in some cases require, estimates of fair market value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are currently in the process of evaluating the impact that the adoption of SFAS No. 157 will have on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” or SFAS No. 159. SFAS No. 159 permits companies to choose to measure at fair value, on an instrument-by-instrument basis, many financial instruments and certain other assets and liabilities at fair value that are not currently required to be measured at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We are currently in the process of evaluating the impact that the adoption of SFAS No. 159 will have on our consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Risk.  Our international sales are generally denominated in foreign currencies, and these revenues could be materially affected by currency fluctuations. Revenues outside of the United States were approximately 1%, 24%, 34% and 32% of our total revenues for 2004, 2005, 2006 and the six months ended June 30, 2007, respectively. Our primary exposures to foreign currency risk are to fluctuations in exchange rates for the U.S. dollar versus the Canadian dollar and, to a lesser extent, the British pound sterling and Australian dollar. Changes in currency exchange rates could adversely affect our reported revenues. Historically, we have not maintained excess cash balances in foreign accounts. We do not currently use or plan to use derivative financial instruments to hedge this foreign currency exchange rate exposure. The risk associated with fluctuating exchange rates is limited and a 10% change in exchange rates would not have a significant impact on our other income, operating results or liquidity.

Interest Rate Risk.  As of June 30, 2007, our cash and cash equivalents balance consisted primarily of money market funds. Due to the short-term nature of these investments, we are not subject to any material interest rate risk on these balances. We believe that the financial institutions that hold our investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments. We perform ongoing credit evaluations of our customers’ financial condition but generally require no collateral from them. As of June 30, 2007, we have drawn down $4.2 million on a $10.0 million revolving credit facility with The Private Bank and Trust which is used to finance our working capital needs. Borrowings under the revolving credit facility bear interest at a rate equal to the bank’s published prime rate. Our interest rate exposure is related to changes in the prime rate and our borrowings under the revolving credit facility. Interest expense for 2006 and for the first six months of 2007 was $40,000 and $0.1 million, respectively. A 10% change in interest rates would not have a significant impact on our other income, operating results or liquidity.

Inflation.  We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we might not be able to offset these higher costs fully through price increases. Our inability or failure to do so could harm our business, operating results and financial condition.

BUSINESS

Market Background

Private and public sector organizations have invested heavily in enterprise software applications as they seek greater operational efficiency and productivity. In pursuit of these objectives, organizations have deployed enterprise resource planning, or ERP, customer relationship management, or CRM, and other packaged and custom-built applications. The proliferation of these applications has yielded large volumes of information about people, places and things, which are fragmented across disparate systems in heterogeneous operating environments and are often represented inconsistently among these systems. For example, according to IDC, the average company has 49 applications that operate on 14 different customer databases and, on average, no more than 20% of customer data resides in a single location. In other words, data has exploded and is often siloed and inconsistent.

In order to unlock the value of their enterprise application investments, organizations require a single, trusted and complete version of their critical data assets, such as customer, supplier and product data. We call such data assets master data. For example, in order to deliver the right product to the right customer at the right time, an end-to-end fulfillment process may involve a custom web application to take a customer’s order, a CRM system to determine discount or promotion eligibility and an ERP system to fulfill the order and manage product inventory. These applications cannot interoperate effectively without master data. MDM is the business capability that delivers such a single, trusted and complete version of critical data assets to applications and end users to support efficient operational business processes and strategic decision making.

Regulatory compliance is also driving the need for MDM solutions. Consumer privacy and information security laws are becoming increasingly stringent, and companies must comply with financial and industry-specific regulations such as the Know Your Customer mandates of the USA Patriot Act and Gramm-Leach Bliley Act for the financial services industry or HIPAA for healthcare. Companies cannot be sure that they are complying with the law unless sensitive data such as medical, financial and customer data referred to within the regulations is accurate, trusted and complete.

Business Benefits of MDM Solutions.  Organizations use MDM solutions to deliver an accurate and complete view of critical data assets and their relationships to:

•	Enhance Revenues and Profit Opportunities. Organizations can use single, trusted views of data to the people, processes and applications that most affect revenues, profit opportunities and customer loyalty. For example, providing a single, trusted view of customers and their relationships enables organizations to enhance their sales practices and identify new cross-selling and up-selling opportunities.

•	Improve Customer Service. Increasing competition requires organizations to provide better service to their customers by understanding the full extent of their relationships and making this information immediately available to the people, processes and applications that rely on it. For example, retail banks use customer relationship information to identify customer retention opportunities in real-time. In healthcare, accurate and comprehensive patient data is critical to delivering safe, appropriate care.

•	Lower Operational Costs. Organizations can use single, trusted views of data to improve their operating efficiencies and reduce costs through better business decision making and optimized business processes. For example, a physician who needs certain test results in order to properly diagnose or treat a patient can avoid ordering duplicative tests if the physician has access to a complete and accurate view of results from tests ordered by other patient caregivers.

•	Improve Compliance. Organizations can use single, trusted views of data to improve regulatory compliance processes that depend on accurate representations of data to function properly. For example, Basel II compliance requires financial institutions to have a precise understanding of their credit and operational risk. Quantifying these risks reliably requires single, trusted views of counterparty and security information.

•	Manage Risk. Organizations can use single, trusted views of data to manage the risks associated with incorrect decision making. For example, healthcare organizations want to manage the risk of providing the wrong treatment to patients under their care. Governments want to keep their citizens safe from threats and manage the risks of not identifying criminals and terrorists. Both types of organizations rely on accurate data to make reliable decisions that support these goals.

•	Improve Strategic Decision Making and Business Agility. Organizations can use single, trusted views of data to improve the effectiveness of their strategic decision making. For example, businesses use reports and analyses provided by data warehousing or business intelligence solutions to develop corporate strategies. These reports and analyses are more accurate and reliable if the transactional data that they aggregate is associated with single, trusted views of customers, locations, trading partners, products and other critical data assets.

For all of these reasons, there has been rapid growth in the market for MDM solutions. Forrester Research estimated in 2007 that the worldwide MDM market was approximately $1.1 billion in 2006 and projects that this market will grow to $6.6 billion in 2010, representing a compound annual growth rate of 57%. These estimates and projections do not include what we believe to be the growing market opportunity for data sharing initiatives among separate organizations, such as healthcare and law enforcement information exchanges.

Historical Approaches.  The need to manage critical data assets is not new. Many organizations have built custom, proprietary solutions to try to solve the problem or have invested in vendor solutions that rely on centralized, monolithic databases.

Custom systems have often used a combination of deterministic, or rules-based, matching and linking processes. Deterministic matching and linking processes use complex rules to handle the myriad quality issues that typically exist in data sets and these rules often require significant information technology resources to build, modify and maintain. Because deterministic matching processes require many sequential evaluation steps (if this condition exists, then do X; if another condition exists, then do Y, and so on), they often do not perform well in environments involving large volumes of data and they often have difficulty scaling as volumes increase. In addition, custom systems are frequently implemented in a batch, rather than real-time, environment. As a result, the single views of data that they create are frequently not immediately available to end users and processes. These custom systems are often costly to maintain and can be difficult to scale.

The centralized approach offered by a number of software vendors attempts to provide the ability to centralize master data, particularly customer data, in single, monolithic databases, or hubs. This approach involves exporting master data from existing databases and applications, cleansing and standardizing it and migrating it to a central hub. The centralized approach can be difficult to implement and requires expensive modifications to the systems and applications that need to interoperate with the central hub. Due to the complexity of the implementation, this approach can take years to fully deploy. As a result, the assumptions and business requirements used to define the system may no longer be valid at the time the system is fully operational.

Our Solution

The Initiate Systems solution provides our customers with a comprehensive MDM software platform that can adapt easily to changing and expanding master data business requirements. At the heart of our solution are highly accurate, proprietary, probabilistic matching and linking algorithms that create master data from disparate, heterogeneous data sources. Our solution delivers single, trusted and complete versions of critical data assets in real-time to the people, processes and applications that rely on them. We have designed our solution to perform thousands of transactions per second in environments involving hundreds of millions of underlying records and to scale to handle rapidly increasing data volumes. Our non-invasive approach to MDM does not require expensive modifications to systems and applications and does not require organizations to maintain complex, deterministic, matching and linking rules. It also enables organizations to leave their data in place rather than centralizing and standardizing it in a monolithic data hub.

The Single, Trusted Master Data Record

Advantages of the Initiate Systems solution include:

•	Accuracy of Recognition Technology. Our recognition technology has the ability to accurately identify, maintain and manage a wide range of data relationships between data records of the same or differing types in real-time.

•	Scalability and Performance. Our software has been successfully deployed in complex, high-volume environments and is able to search across hundreds of millions of records and return results in less than a second. Our software is designed to scale to meet rapidly growing transaction and data volumes.

•	Speed and Ease of Implementation. We typically deploy our software solution within five to seven months. Our software does not require complex, deterministic business rules to achieve data accuracy and it does not require expensive modifications to existing systems and applications that need to interoperate with our technology. As a result, our software can be implemented and deployed quickly and we believe our customers can achieve rapid time to value.

•	Architectural Environment Flexibility. Organizations can deploy our software in a variety of implementation styles and can change styles after deployment, if required. Our software can operate in all of the commonly used architectures for MDM. For example, it can operate as an index, or registry, to source systems that maintain ownership over their master data. It can also operate in a co-existence-style environment in which it publishes master data to systems that require it or in an environment that may include a physical master data hub. Finally, organizations that wish to share data with other organizations can deploy our software within information exchange environments that cross firewalls.

We believe that these advantages provide our customers with a flexible, scalable and cost-effective way to enhance revenues and profit opportunities, improve customer service, lower operational costs, improve compliance, better manage risk, improve strategic decision making and increase business agility.

Our Strategy

Our objective is to become the global leader in MDM solutions. Our key strategic initiatives include:

•	Continue to Develop Innovative MDM Technology. We intend to continue to invest significantly in product development in order to enhance our position as a technology leader. We intend to extend the capabilities of our core Initiate Master Data Service product and release other products designed to solve the master data problems arising in specific markets, such as our existing products for the healthcare, government and financial services markets.

•	Grow Our Customer Base and Increase Penetration of Existing Customers. We intend to continue to invest in sales and marketing in order to target medium and large enterprises and government agencies that require MDM solutions. We intend to add customers across a diverse set of markets and build upon our expertise in the healthcare, government, financial services and high technology industries. We also intend to increase penetration of our existing customers by enhancing our software products, and to expand the use of our solution within their enterprises.

•	Leverage Strategic Relationships. We intend to continue to invest in establishing new distribution and implementation relationships as well as to work with our existing third-party resellers and systems integrators so they can be self-sufficient with respect to selling, implementing and servicing our software.

•	Strengthen Our International Presence. We believe the demand for MDM solutions from enterprises and government agencies located outside of the United States is growing rapidly and that this represents a significant potential market opportunity for us. Since early 2006, we have opened offices in London, Sydney and Toronto. We intend to continue to expand our sales in international markets by establishing new distribution and implementation relationships as well as increasing our direct sales force.

•	Selectively Evaluate Acquisitions of Complementary Businesses and Technologies. We intend to selectively evaluate acquisitions of businesses, technologies and products that complement our existing operations in order to accelerate our growth, enhance the capabilities of our existing products and broaden our product and service offerings.

Our Products

Our core product is Initiate Master Data Service, which is a comprehensive MDM platform. Prior to August 2007, we sold Initiate Master Data Service as the Initiate Identity Hub software and additional value-added components. We currently offer industry-specific products designed to solve master data business problems faced by customers in markets such as healthcare, financial services, retail, hospitality, high technology and national intelligence. These products are built on the Initiate Master Data Service platform and include core and optional Initiate Master Data Service components. All of our software products leverage Initiate Master Data Service’s accuracy, configurability, performance, scale and ease of implementation. All of our software products can be configured and used to facilitate information exchange among separate organizations. We also offer Initiate Master Data Service as a standalone product to customers and third-party resellers and systems integrators, which enables them to develop their own master data applications. We intend to continue to improve Initiate Master Data Service by deepening its core capabilities and delivering new features and functions. We also intend to develop and release new products.

Our Product Offerings

Our current software product offerings are:

•	Initiate Master Data Servicetm. Initiate Master Data Service is a comprehensive MDM platform that provides identity matching and management, data modeling, information quality management, data sharing, relationship and hierarchy management and multi-lingual, integration and synchronization capabilities. Organizations can deploy multiple products on the Initiate Master Data Service platform and can create their own master data applications. Initiate Master Data Service enables organizations to implement a variety of MDM styles and it has a deployment architecture that supports common operating system and relational database management platform combinations, such as Linux with Oracle and Windows with SQL Server. Initiate Master Data Service is designed to support very high transaction and data volume environments, search across hundreds of millions of records and return results in less than a second.

•	Initiate Consumertm. Initiate Consumer is MDM application software for business-to-consumer, or B2C, commercial organizations in financial services, insurance, hospitality, retail, high technology and other markets. Initiate Consumer delivers a comprehensive, single view of individual consumers to both end users and automated business processes that rely on accurate customer data to function efficiently. For example, retail banking organizations can use Initiate Consumer to deliver a single view of their customers to their branches, mortgage lending departments, consumer credit functions and risk management processes.

•	Initiate Organizationtm. Initiate Organization is MDM application software for business-to-business, or B2B, commercial enterprises. Initiate Organization delivers a comprehensive, single view of business customers, including their internal hierarchical relationships, to both end users and business applications. It provides relationship and hierarchy management and visualization capabilities that enable B2B-oriented enterprises to understand the value, risk profile and account coverage of complex customers with many divisions, departments or locations. For example, high technology companies that sell enterprise software to businesses can use Initiate Organization to help them improve deployment of sales resources and more effectively manage commission payments and other selling costs. Enterprises that are both B2C and B2B can deploy Initiate Organization with Initiate Consumer on the same infrastructure.

•	Initiate Citizentm. Initiate Citizen is MDM application software for local, state and national government customers. Initiate Citizen delivers a comprehensive, secure single view of citizens to government programs established to increase the efficiency and availability of government services. For example, state governments can use Initiate Citizen to help them deliver programs that enable citizens to pay taxes, obtain licenses, register businesses and obtain benefits through a single channel such as the Internet.

•	Initiate Patienttm. Initiate Patient is MDM application software for healthcare enterprises. Initiate Patient delivers a comprehensive, single view of patients to end users as well as distinct clinical software applications that need to interoperate. Initiate Patient helps healthcare organizations deliver safe, responsive patient care while increasing productivity and cost-effectiveness. For example, healthcare providers with multiple facilities can use Initiate Patient to deliver a single, accurate view of a patient to the registration department of a facility that the patient has not previously visited.

•	Initiate Providertm. Initiate Provider is MDM application software for enterprises, such as healthcare payers, integrated delivery networks and life sciences companies, that manage and maintain data about healthcare providers, such as doctors, physicians’ practices and nurses. Initiate Provider enables healthcare organizations to manage healthcare provider and provider relationship information from a single application. It delivers a comprehensive, single view of healthcare providers for purposes of claims handling, sales and marketing and other business processes. For example, healthcare payers can use Initiate Provider to help them verify that healthcare providers are authorized to deliver the services described on insurance claims and that the appropriate negotiated payment terms are applied to the claim.

Our Services

Our professional services team works with our customers, third-party resellers and systems integrators to implement our software for customers and to deliver other fee-based, master data-oriented service offerings. Our experienced professional services team includes managers, technical project managers, technical consultants, software architects and credentialed Health Information Management, or HIM, professionals. The majority of our services business relates to implementing and supporting our software, but we also offer data quality remediation, data migration and training services. We generally sell our software services and training directly to our customers and offer these services at a fixed price for a fixed scope of work.

Our principal current service offerings include:

•	Initiatesm JumpStart. Initiate JumpStart services provide a thorough analysis of an organization’s data collection practices and the data quality of its existing systems. We profile our customers’ data and assess its quality in a formal data analytics deliverable. Our software architects design a solution based on Initiate’s software. We provide a formal proposal to our customers at the end of each JumpStart and summarize our findings in an executive summary and findings presentation. JumpStart engagements typically last four to six weeks.

•	Initiatesm Implementation Services. Initiate Implementation Services implement master data solutions using our software products. Our implementation teams evaluate and document customer requirements, architect software solutions and implement those solutions by installing, configuring, testing and deploying one or more of our software products. Software implementation engagements typically take five to seven months, but may take considerably longer depending on the number of rollout phases, customer acceptance processes and size and complexity of the solution.

•	Initiatesm Data Quality Remediation. Initiate Data Quality Remediation, or DQR, services are delivered primarily to healthcare organizations that want to cleanse master data in their existing systems, resolve duplicate records, improve the quality of surviving records and implement improved data governance and data quality management procedures. Our DQR teams are led by credentialed HIM professionals with significant experience in recognizing and responding to data quality problems that exist within clinical environments. We usually complete DQR engagements in conjunction with implementation services or for customers who have already implemented our software. DQR engagements typically last two to five months.

•	Initiatesm Data Migration. Initiate Data Migration services enable organizations to populate application databases with transformed and cleansed master data sourced from existing systems. Our professional services teams use the Initiate Master Data Service to create cleansed files of master data that our customers load into applications. Data migration engagements typically last three to four months.

•	Training. We offer formal training on our software products and implementation methodology to our employees, customers, third-party resellers and systems integrators through hands-on training classes. We deliver training in classrooms located at our offices, as well as at customer sites and via the web.

•	Maintenance and Support. We offer our software customers ongoing maintenance and support services. We typically sell these maintenance programs for one-year terms at the time of initial product sale and, unless the maintenance terminates, the programs automatically renew for successive one-year periods. We provide telephone and web-based support, documentation and software updates, and bug fixes through software patches. Our customers with support contracts are entitled to upgrade to the latest Initiate software versions, which we release approximately twice per year. Of the customer maintenance and support contracts up for renewal in the year ended December 31, 2006, we renewed approximately 94% of these contracts.

Our professional services team is located primarily at our Chicago, Illinois office. Our maintenance and support team is located primarily at our Phoenix, Arizona and Austin, Texas offices. We deliver some maintenance and support services in Australia, Canada and England and through third parties.

Technology

Initiate Master Data Service is an MDM platform. Our customers and third-party resellers and systems integrators can use Initiate Master Data Service to build their own master data applications. Initiate Master Data Service provides core hub components that are accessible to external applications and Initiate client components through an application programming interface, or API, based integration layer. The hub components interact with master data via configurable data components.

Initiate Master Data Service platform provides the following components:

•	Hub Components. The heart of Initiate Master Data Service is a generalized, high-speed, probabilistic matching engine that establishes the likelihood that two or more records from upstream source systems represent the same entity or belong to the same class of objects. The matching engine compares records attribute-by-attribute and accounts for typical errors associated with particular attributes, such as transposition errors in entered telephone numbers. The engine’s proprietary comparison and scoring technology delivers accuracy by accounting for a broad range of errors and by adapting to an organization’s actual master data.

After establishing the likelihood that two or more records represent the same entity, Initiate Master Data Service determines whether to automatically link the records or whether to establish a workflow item for manual review if the linkage is ambiguous. Initiate Master Data Service can match and link data in a number of languages and can handle multiple languages at the same time.

Initiate Master Data Service can use the linkage information to construct composite views of critical data assets in real-time and, optionally, draw additional data values from other systems, an approach often referred to as data federation. Initiate Master Data Service can create, store and maintain a composite of linked records, if required. Initiate Master Data Service can maintain complex relationships, including hierarchical and explicitly defined relationships. All created relationships are available via a high-speed search capability that delivers search results in descending order of likelihood.

Initiate Master Data Service provides configurable security that enables organizations to establish complex master data security rules and log data access history. It can also use changes to master data or master data relationships to integrate with third-party applications or trigger events or workflows.

•	Data Components. Initiate Master Data Service has a highly configurable data model that enables customers to store and manage virtually any type of master data. A single instance of Initiate Master Data Service can manage multiple master data types, such as customers, products and locations, simultaneously. Initiate Master Data Service offers a high-speed data transformation and load capability and enables data warehousing, business intelligence and other systems to leverage master data via a configurable extract process.

•	Integration Components. All hub components and data are available to Initiate and customer applications via Java, C++, web services and Microsoft .net APIs. Initiate Master Data Service can expose its capabilities and data via configurable, SOA-compliant business services and has a built-in data federation capability that can access data external to Initiate Master Data Service in real-time.

•	Client Components. Our client applications enable data quality managers and data stewards to manage master data quality in real-time. These applications enable users to visualize and manage complex master data relationships, including hierarchical relationships, and resolve ambiguous relationships identified by the Initiate Master Data Service matching and linking process. Initiate Master Data Service’s configuration and system administration tool enables architects, designers, software implementers and systems administrators to manage the end-to-end process of implementing Initiate Master Data Service vertical products or developing new master data applications.

Customers

As of June 30, 2007, we have licensed our software to more than 100 customers across a variety of industries including healthcare providers, insurance companies, financial service institutions, retail pharmacies, high technology companies, law enforcement agencies, the intelligence community and other private and public sector organizations and entities. Our top customers by initial contract value in each market include the following:

Healthcare	Government	Commercial

Availity	DfES (UK, Capgemini)	New Albertsons, Inc. (SuperValu)
Alverno	Ministry of Health — Alberta	Blue Cross and Blue Shield of Kansas
Catholic Healthcare West	Ministry of Health — Manitoba	Blue Cross and Blue Shield of Minnesota
Excela Health	Ministry of Health — Saskatchewan	Capital One
Providence Health & Services	London Borough of Brent (UK, Northgate)	CVS Pharmacy
Sutter Health System	NDeX (Raytheon)	Microsoft
University of Pittsburgh Medical Center	State of North Dakota	United Healthcare Insurance

In addition, in the first six months of 2007, CancerCare Ontario represented 19% of our revenues. In 2006, CancerCare Ontario represented 19% of our revenues. In 2005, Ministry of Health — British Columbia represented 14% of our revenues and Quovadx represented 11% of our revenues. In 2004, Sutter Health System represented 18% of our revenues and Quovadx represented 14% of our revenues.

Sales and Marketing

We market and sell our software and services directly to our customers through our direct sales organization and indirectly through third-party resellers and systems integrators. We have a dedicated business development organization charged with responsibility for indirect sales.

Sales.  We maintain direct sales offices in Chicago, Illinois; New York, New York; Austin, Texas; Phoenix, Arizona; Reston, Virginia; Sydney, Australia; Toronto, Canada; and London, England.

Our direct sales personnel are responsible for market development, territory management and closing new business. Direct sales is supported by experienced sales consultants who are responsible for providing vertical industry-aligned, pre-sales technical support.

Our indirect sales channel, comprised primarily of third-party resellers and systems integrators, is supported by our dedicated business development team with broad experience in selling enterprise software solutions through indirect channels. We maintain a broad network of strategic relationships throughout the United States and Canada, Europe and Asia-Pacific. We provide these third parties with marketing assistance, technical training and support.

Marketing.  Our marketing organization consists primarily of corporate communications, product marketing, product management, alliance marketing and field marketing programs. Marketing activities include advertising, our website, trade shows, direct marketing and public relations. We also have an alliance program and provide co-branded sales and marketing tools to our indirect sales channel.

Research and Development

We focus our research and development efforts on developing new Initiate Master Data Service features and functions, as well as developing new products and product enhancements targeted to specific markets. We generally release new product versions twice per year and have the ability to introduce new products between releases.

Our research and development team includes managers, data scientists, product architects, engineers and quality assurance professionals. In addition to conducting master data-oriented mathematical and statistical research, our data scientists define and develop the algorithmic functions used in our matching and linking components. Our product architects design the overall structure of our software products and are responsible for ensuring that our software products can support our customers’ current and future business and technical requirements. Our engineers are responsible for writing the code that delivers our product functionality and our quality assurance team is responsible for ensuring that the code performs as designed and is ready to be released to the market. Our research and development activities are conducted primarily in our Austin, Texas and Phoenix, Arizona offices.

Competition

The market for MDM solutions is intensely competitive and we expect competition to increase in the future. Our chief competitors generally fall within the following categories:

•	Large enterprise technology companies, including IBM, Oracle, Sun Microsystems and SAP, that sell competitive products and offerings, as well as other large software companies that have the technical capability and resources to develop competitive products;

•	Vertical-specific application providers such as healthcare information systems vendors, including QuadraMed and Cerner; and

•	Smaller, independent, software companies focused mainly on MDM solutions, including Siperian and VisionWare.

Corporate information technology departments also indirectly compete with us by developing proprietary MDM solutions.

We believe that the principal competitive factors on which we compete are accuracy, performance and scalability, ease of integration with existing systems, ease of implementation and time to return on investment, architectural flexibility, domain expertise, price, scope of product offerings, professional services capabilities, distribution relationships and customer service and support.

Intellectual Property

To protect our intellectual property, both domestically and abroad, we rely primarily on patent, trademark, copyright and trade secret laws, as well as contractual provisions. We have nine issued patents and 24 patent applications pending for examination in the United States and foreign jurisdictions. The claims for which we have sought patent protection relate primarily to methods and systems we have developed for four primary technology areas: core data management and indexing performance, statistical operations and visualization tools for intuitive configuration, hierarchical data manipulation and data federation. In addition, we utilize technology development and licensing agreements as well as proprietary rights, non-disclosure and non-compete agreements and other confidentiality procedures to strengthen our protection.

Despite our efforts to protect our intellectual property, unauthorized parties may attempt to copy aspects of our software products or obtain and use information that we regard as proprietary. While we cannot determine the extent to which piracy of our software products occurs, we expect software piracy to be a persistent problem. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States and many foreign courts and agencies do not enforce these laws as diligently as U.S. courts and agencies.

Employees

At June 30, 2007, we had 241 employees worldwide, including 92 in sales and marketing, 40 in research and development, 30 in general and administrative and 79 in customer services and support. None of our employees is represented by a labor union. We have never experienced a work stoppage and believe our relationship with our employees is good.

Facilities

Our principal administrative, sales and marketing facility is located at our headquarters in Chicago, Illinois. We currently occupy approximately 47,000 square feet of office space in the Chicago facility under the terms of an operating lease expiring in September 2014. We believe that our current facility is adequate to meet our needs for at least the next 12 months. We believe that suitable additional facilities will be available as needed on commercially reasonable terms. In addition, we lease or maintain offices in Phoenix, Arizona; New York, New York; Austin, Texas; Reston, Virginia; Sydney, Australia; Toronto, Canada; and London, England.

Legal Proceedings

From time to time we may be involved in litigation arising in the ordinary course of our business. We are not presently a party to any litigation the outcome of which, if determined adversely to us, would individually, or in the aggregate, have a material adverse effect on our business, results of operations or financial condition.

MANAGEMENT

Executive Officers, Key Employees and Directors

Our executive officers, key employees and directors, and their respective ages and positions as of June 30, 2007, are set forth below:

Name	Age	Position

Executive Officers:
William M. Conroy	48	Chief Executive Officer, President and Director
Mark A. Iserloth	44	Chief Financial Officer
Jeffrey A. Galowich	48	Executive Vice President, Corporate Development and Director
John V. Shap	48	Executive Vice President, World Wide Operations
Clarissa Cerda	42	Vice President, General Counsel and Chief Privacy Officer

Other Directors:
Ronald H. Galowich(2)	71	Chairman
Robert E. Davoli(1)(2)	59	Director
Armando Pauker(1)(2)(3)	46	Director
James J. Pelts(1)(2)(3)	72	Director

Key Employees
Martin E. Moseley Jr.	51	Chief Technology Officer
Scott Schumacher	52	Senior Vice President and Chief Scientist
David J. Wilkinson	40	Vice President, Research and Development

(1)	Member of audit committee.

(2)	Member of compensation committee.

(3)	Member of nominating and corporate governance committee.

William M. Conroy.  William M. Conroy has served as our Chief Executive Officer and President and a member of our board of directors since July 2002. Prior to joining Initiate Systems, Mr. Conroy held various executive and operational positions with a number of technology-based companies, including president of Click Commerce, Inc., venture partner at Insight Capital Group, chief operating officer of TenFold Corporation and a group vice president of U.S. sales at Oracle Corporation. He also held numerous sales positions at IBM. Mr. Conroy holds a B.S. in business administration from Bowling Green State University. Mr. Conroy is also a director of our Australian, Canadian and United Kingdom subsidiaries and has served on the boards of directors of two public companies, Click Commerce, Inc. and Braun Consulting.

Ronald H. Galowich.  Ronald H. Galowich co-founded Initiate Systems and has served as a member of our board of directors and as its Chairman, since its inception in October 1994. He previously served as our Chief Executive Officer from October 1994 to July 2002. Mr. R. Galowich was a co-founder of First Health Group Corp., a publicly traded company, and held various positions, including serving as a director from June 1982 to February 2005, and as secretary, general counsel and executive vice president. Mr. R. Galowich also served as the chairman of the audit committee and the compensation committee of First Health Group Corp. In addition to serving on our board of directors, Mr. R. Galowich serves on the boards of directors of a number of private and not-for-profit corporations. Mr. R. Galowich was a director of real estate operations for the Pritzker Family from April 1981 to November 1990. Mr. R. Galowich holds a B.S. and a J.D. from University of Illinois. Mr. R. Galowich is also a director of our Australian, Canadian and United Kingdom subsidiaries. Mr. R. Galowich is the father of Jeffrey A. Galowich, who serves as our Executive Vice President, Corporate Development and Director.

Mark A. Iserloth.  Mark A. Iserloth has served as our Chief Financial Officer since October 2000. From October 1996 to October 2000, Mr. Iserloth held various positions at Monsanto Company and at Monsanto’s G.D. Searle pharmaceuticals unit, including head of financial planning and analysis at Monsanto and acting chief financial officer at Searle. From April 1994 to October 1996, Mr. Iserloth served as director of international business development at Caremark Rx, Inc., an integrated pharmacy services provider. Mr. Iserloth was employed at PricewaterhouseCoopers from September 1990 to April 1994. Mr. Iserloth holds a B.S. in Electrical Engineering from Northwestern University and an M.B.A. from Kellogg Graduate School of Management.

Jeffrey A. Galowich.  Jeffrey A. Galowich co-founded Initiate Systems and has served as our Executive Vice President, Corporate Development since October 2007 and a member of our board of directors since our inception. Mr. J. Galowich has also held numerous other positions with our company, including Executive Vice President from May 1996 to October 2007, Vice President from October 1994 to May 1996, Secretary from October 1994 to October 1997 and from December 1997 to present and Treasurer since October 1994. Mr. J. Galowich holds a B.S. in accountancy from University of Illinois and a J.D. from University of California, Los Angeles. Mr. J. Galowich is also a director of our Australian, Canadian and United Kingdom subsidiaries. Mr. J. Galowich is the son of Ronald H. Galowich, our Chairman, and the brother-in-law of Scott Schumacher, our Senior Vice President and Chief Scientist.

John V. Shap.  John V. Shap has served as our Executive Vice President, World Wide Operations since June 2007. From December 2003 to June 2007, Mr. Shap held various positions at SPSS Inc., a provider of software services, including senior vice president, world wide sales and marketing. From October 2001 to October 2003, Mr. Shap served as senior vice president, world-wide sales & marketing at DemandTec Inc., a software company. Prior to his affiliation with DemandTec, Mr. Shap held executive and operational positions with a number of technology-based companies, including Siebel Systems, Inc. and OnLink Technologies Inc. Mr. Shap holds a B.A. from Northern Illinois University.

Clarissa Cerda.  Clarissa Cerda has served as our Vice President and General Counsel since January 2001 and as our Chief Privacy Officer since January 2002. From May 2000 to January 2001, Ms. Cerda was the vice president, general counsel and assistant secretary of Open Port Technology, Inc., a software company. Prior to her affiliation with Open Port, Ms. Cerda was a corporate and securities partner and is currently of-counsel at Sonnenschein Nath & Rosenthal LLP and served as Assistant Counsel to the President of the United States in the White House Counsel’s Office from 1993 to 1995. Ms. Cerda holds a A.B. from Harvard College, an M. Phil. from University of Western Australia and a J.D. from University of Michigan Law School.

Robert E. Davoli.  Robert E. Davoli has served as a member of our board of directors since May 2002. Since 1995, Mr. Davoli has been a partner at Sigma Partners, a venture capital firm. Prior to joining Sigma Partners, Mr. Davoli was president and chief executive officer of Epoch Systems, a provider of data management software products that was sold to EMC Corporation in 1993. Prior to joining Epoch Systems, Mr. Davoli founded and served as president and chief executive officer of SQL Solutions, a provider of tools and services in the relational database market that was later sold to Sybase, Inc. Mr. Davoli holds a B.A. from Ricker College. Mr. Davoli is a director of our Australian, Canadian and United Kingdom subsidiaries. Mr. Davoli serves on the board of directors of numerous private corporations and on the board of directors of Virtusa Corporation, a public company that provides software development and related information technology services.

Armando Pauker.  Armando Pauker has served as a member of our board of directors since May 2002. Mr. Pauker has been a general partner of Apex Venture Partners, a Chicago-based venture capital firm which invests in early stage technology companies, since June 2000. Prior to joining Apex, Mr. Pauker held executive and operational positions with a number of technology-based companies, including Tandem Computers, Inc., Booz Allen & Hamilton, Electronics for Imaging, Inc. and Cybernet Systems Corporation. Mr. Pauker holds a B.S. in (Electrical) Engineering from California Institute of

Technology and an M.B.A. from University of Michigan. Mr. Pauker is also a director of our Australian, Canadian and United Kingdom subsidiaries.

James J. Pelts.  James J. Pelts has served as a member of our board of directors since December 2000. Mr. Pelts has been employed by William Harris Investors, Inc. since 1997 as manager of various real estate and venture capital investments. He is also a member of its fund of funds and asset allocation committees. Mr. Pelts holds a B.S.E. from University of Pennsylvania and an M.B.A. from University of Chicago. Mr. Pelts is also a director of our Australian, Canadian and United Kingdom subsidiaries.

Martin E. Moseley Jr.  Martin E. Moseley Jr. has served as our Chief Technology Officer since January 2007. From October 2001 to January 2007, Mr. Moseley was a director and chief architect at Intuit, Inc., a software company. Prior to joining Intuit, Mr. Moseley was chief technology officer at several privately-held startup companies. Mr. Moseley also served as director of information architect for Apple. Mr. Moseley holds a B.S.B.A. from University of Phoenix.

Scott Schumacher.  Scott Schumacher has served as our Senior Vice President and Chief Scientist since November 2000. Dr. Schumacher is responsible for development of the statistical linking algorithms used in the Initiate Identity Hub. From May 1985 to November 2000, Dr. Schumacher held various positions at XonTech, Inc., which is now a part of Northrup Grumman, including technical analyst, principal analyst, program manager and division scientist. Dr. Schumacher was responsible for the design, development and testing of advanced remote-sensing systems and classified Department of Defense/Intelligence Community applications. Dr. Schumacher holds a Ph.D. in mathematics from University of California, Los Angeles. Dr. Schumacher is the brother-in-law of Jeffrey A. Galowich, our Executive Vice President, Corporate Development.

David J. Wilkinson.  David J. Wilkinson has served as our Vice President, Research & Development since September 2005. From April 2005 to September 2005, Mr. Wilkinson held various positions at Hyperion Solutions Corporation, a provider of performance management software, including senior director of development. From May 2000 to March 2005, Mr. Wilkinson held various positions at Vignette Corporation, a software company, including vice president of technology, senior director of engineering, and vice president of engineering.

Board Composition

Our board of directors currently consists of six members, each of whom was elected to serve on our board of directors pursuant to a voting agreement that we entered into with certain holders of our common and preferred stock. The provisions of this voting agreement will terminate upon the closing of this offering and there will be no further contractual obligations regarding the election of our directors. Our directors serve until the earlier of their resignation or termination or until their successors have been duly appointed or elected.

Effective upon the closing of this offering, we will divide our board of directors into three classes, as follows:

•	Class I, which will consist of Messrs. and , whose term will expire at our annual meeting of stockholders to be held in 2009;

•	Class II, which will consist of Messrs. and , whose term will expire at our annual meeting of stockholders to be held in 2010; and

•	Class III, which will consist of Messrs. and , whose term will expire at our annual meeting of stockholders to be held in 2011.

At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will serve until the third annual meeting following their election and continue until their successors are duly appointed or elected or their earlier resignation or termination. The authorized number of directors may be changed only by resolution of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the directors. During a class term, a director in that class may only be removed by the affirmative vote of the holders of a majority of our voting stock for cause. The classification of our board of directors may have the effect of delaying or preventing a change of control of our company.

Independent Directors

The listing standards of Nasdaq require that a majority of the members of a listed company’s board of directors qualify as “independent.” When a company is listing on Nasdaq in connection with its initial public offering, the Nasdaq rules allow a transition period of 12 months from the date of listing for compliance with this requirement. The definition of independence under the Nasdaq rules includes a series of objective tests, including that the director is not, and has not been for at least three years, one of our employees and that neither the director, nor any of his family members, has engaged in various types of business dealings with us. In addition, the Nasdaq rules require a subjective determination as to each independent director that no relationships exist that, in the opinion of our board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director.

In making these determinations, our directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities as they may relate to us and our management. Our directors also consulted with our company’s counsel to ensure that our determinations were consistent with relevant securities and other laws and regulations regarding the definition of “independent.” Our board of directors has affirmatively determined that Messrs. Pauker, Pelts and Davoli are independent directors within the meaning of the applicable Nasdaqlisting standards.

Our board of directors expects to elect two or three additional independent directors, one of which will qualify as an “audit committee financial expert,” as defined in applicable rules of the SEC and Nasdaq prior to, or in reliance on the Nasdaq transition rules following, the closing of this offering. After such election, a majority of the members of our board of directors will qualify as “independent” within the meaning of the applicable Nasdaq listing standards.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nomination and corporate governance committee. Each of the committees has authority to engage legal counsel or other experts or consultants, as it deems appropriate to carry out its responsibilities.

Audit Committee

Our audit committee is currently comprised of three directors: Messrs. Davoli, Pauker and Pelts. Mr. Davoli serves as the chair of our audit committee. Our audit committee charter was established by our board of directors in accordance with the requirements of the Exchange Act, to oversee our corporate accounting and financial reporting processes, our systems of internal controls over financial reporting and the audits of our financial statements. For this purpose, our audit committee performs several functions, including:

•	evaluating the performance of and assessing the qualifications and independence of our independent auditors;

•	determining and approving the engagement of our independent auditors;

•	determining whether to retain or terminate our existing independent auditors or to appoint and engage new independent auditors;

•	reviewing and approving the scope of the annual audit and the retention of our independent auditors to perform any proposed permissible non-audit services;

•	monitoring the rotation of partners of our independent auditors on our audit engagement team as required by law;

•	reviewing and approving or rejecting transactions between us and any related persons;

•	conferring with management and our independent auditors regarding the adequacy and effectiveness of our internal controls over financial reporting;

•	establishing procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and

•	reviewing our annual audited financial statements and quarterly financial statements with management and our independent auditors, including reviewing our disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

In connection with this offering, our board of directors reviewed the Nasdaq listing standards’ and Exchange Act’s definitions of independence for audit committee members and determined that Messrs. Pauker and Pelts are independent. Mr. Davoli is not independent under the Exchange Act’s more narrow definition of independence for audit committee members by virtue of his position as managing director at Sigma Partners 6, L.P., one of our principal stockholders. Although Mr. Davoli is not independent under the applicable Nasdaq rules, he may remain on the audit committee as permitted by applicable Nasdaq transition rules. To comply with the Nasdaq transition rules, our board of directors intends to add an additional independent director, who will also qualify as an “audit committee financial expert” as defined in the applicable rules of the SEC and Nasdaq, to the committee within 90 days following the closing of this offering and to cause our audit committee to be comprised of only independent directors within the one year following the closing of this offering.

Compensation Committee

Our compensation committee is currently comprised of four directors: Messrs. Davoli, R. Galowich, Pauker and Pelts. Mr. Pelts serves as the chair of our compensation committee. Mr. Pauker is currently a non-voting member. Our compensation committee acts on behalf of our board of directors to review, recommend for adoption and oversee our compensation strategy, policies, plans and programs, including:

•	establishing corporate and individual performance objectives relevant to the compensation of our executive officers and other senior management and evaluating performance in light of these stated objectives;

•	reviewing and recommending to our board of directors for approval of the compensation and other terms of employment or service, including severance and change of control arrangements, of our Chief Executive Officer and our other executive officers and senior management;

•	preparing the compensation committee report that the SEC requires us to include in our annual proxy statement; and

•	administration of our equity compensation plans, pension and profit-sharing plans, deferred compensation plans and other similar plans and programs.

Our compensation committee also reviews with management our Compensation Discussion and Analysis and considers whether to recommend that it be included in our annual proxy statements and other filings.

Our board of directors has determined that Messrs. Pauker, Pelts and Davoli are independent as defined in the Nasdaq listing standards. Messrs. Pauker, Pelts and Davoli are outside directors, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, and Mr. Pelts is also a non-employee director, as defined in Rule 16b-3 of the Exchange Act. Although Mr. R. Galowich is not independent under the applicable Nasdaq rules, he may remain on the compensation committee as permitted by the applicable Nasdaq transition rules. To comply with the Nasdaq transition rules, our board of directors intends to add an additional independent director to the committee within 90 days following the closing of this offering and to cause our compensation committee to be comprised of independent directors only within the one year following the closing of this offering.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is comprised of two directors: Messrs. Pauker and Pelts. Each member of our nominating and corporate governance committee is independent in accordance with the Nasdaq listing standards. The specific responsibilities of our nominating and corporate governance committee include:

•	identifying, reviewing and evaluating candidates to serve on our board of directors consistent with criteria approved by our board of directors and recommending to our board of directors candidates for election to our board of directors;

•	reviewing and evaluating the performance of our incumbent directors and management;

•	making recommendations to our board of directors regarding the membership of the committees of our board of directors;

•	reviewing and recommending compensation programs for outside directors;

•	assessing compliance by our board of directors and its committees with applicable laws and regulations, including those promulgated by the rules of the SEC and Nasdaq; and

•	developing a set of corporate governance principles and recommending them to our board of directors.

Code of Conduct and Ethics

Our board of directors intends to adopt a Code of Conduct and Ethics, which will apply to all of our officers, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and all of our employees and directors. We intend to post the full text of our Code of Conduct and Ethics on our website at www.initiatesystems.com promptly following the closing of this offering. We intend to disclose future amendments to certain provisions of our Code of Conduct and Ethics or waivers of such provisions applicable to any director, principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions on our website identified above. The information contained in, or that can be accessed through, our website address is not part of this prospectus.

Compensation Discussion and Analysis

Overview and Objectives

We believe that compensation of our executive officers should focus executive behavior on the achievement of short-term corporate objectives as well as long-term business targets and strategies. We further believe tying short-term cash incentives to the achievement of clearly identifiable corporate objectives and providing our management team with long-term equity incentives promotes the dual goals of attracting and retaining the best possible executive talent and creating value for our stockholders by aligning the interests of our executive officers with those of our stockholders. We have chosen a mix of awards, both short-term and long-term, cash and equity, and seek to administer our compensation plans to strike a proper balance that advances our objectives and fulfills our executives’ and stockholders’ expectations.

Our compensation programs for our executive officers are designed to achieve the following objectives:

•	attract and retain talented and experienced executives who allow us to remain competitive in the technology industry, where there is significant competition for talented employees;

•	motivate and reward executives whose knowledge, skills and performance significantly enhance corporate results;

•	reward the achievement of specifically measured corporate goals and the individual contributions to the achievement of such goals;

•	incentivize management to achieve overall corporate objectives and to enhance stockholder value; and

•	ensure fairness and promote stability among our executive management team.

As discussed in further detail below, our executive compensation program consists of the following three principal components: base salary, bonus awards and equity incentives. While we have identified particular compensation objectives that each element of our executive compensation program serves, our compensation programs are designed to complement each other and collectively serve all of our executive compensation objectives described above. Our compensation committee does not have any formal policies for allocating compensation among base salary, bonus awards and equity incentives.

Role of Our Compensation Committee in Setting Executive Compensation

It is the responsibility of our compensation committee to administer our executive compensation practices to ensure that our overall compensation packages are competitive and include incentives designed to appropriately motivate executive performance. Our compensation committee recommends salary, bonus awards and stock option awards for our executive officers, as well as the budget for our bonus plans, to our board of directors for adoption and approval. Mr. Conroy, our President and Chief Executive Officer, and Mr. Iserloth, our Chief Financial Officer, and Mr. Heckert, our Vice President, Human Resources, make recommendations to our compensation committee and our board of directors regarding executive compensation. However, Messrs. Conroy, Iserloth and Heckert do not participate in discussions regarding their own compensation. None of our other Named Executive Officers, who are identified in the “— Summary Compensation Table” below, participate in our compensation committee’s executive compensation decisions. Other than certain discretionary bonuses which our board of directors and certain of our officers, at the direction of our board of directors, have the authority to award, our compensation committee does not delegate any portion of its role in determining executive compensation to others. See “— Discretionary Bonuses” below.

From time to time, our compensation committee may utilize the services of third parties, including independent consultants and subscriptions to executive compensation surveys and other databases, to assist them in connection with the establishment of cash and equity compensation programs and related policies. In July 2007, we engaged Compensia to assist us in developing a competitive compensation program to support our next stage of growth. Under the terms of the engagement, Compensia will assist us in:

•	developing a compensation strategy;

•	conducting an executive compensation assessment and developing a structure to guide future compensation decisions;

•	reviewing non-executive cash compensation and developing a structure to guide future compensation decisions; and

•	creating a post-IPO equity compensation strategy that takes into account our transition to a publicly-held company.

While we intend to create an executive compensation program that is competitive with comparable public technology companies, we remain committed to establishing compensation plans that link a proper portion of our executives’ overall compensation to the attainment of our corporate performance objectives. We expect to review and discuss Compensia’s findings and recommendations in late 2007.

Compensation Components

The components of our compensation program are as follows:

Base Salary

Our compensation committee periodically reviews and adjusts the base salaries of all officers to reflect individual roles and performance based on recommendations from Messrs. Conroy, Iserloth and Heckert. We believe that a competitive base salary is a necessary element of any compensation program designed to attract and retain talented and experienced executives. We also believe that a periodic review of base salaries not only motivates and rewards executives for their overall performance, but creates an incentive for future performance. In determining whether to adjust an executive’s base salary, our compensation committee considers factors such as company performance in prior years, individual performance, general economic factors and relative compensation among our executive officers.

In 2007, our board of directors, at the recommendation of our compensation committee, increased the annual base salary of Mr. Conroy, our President and Chief Executive Officer, from $275,000 to $325,000, the annual base salary of Mr. Iserloth, our Chief Financial Officer, from $180,000 to $185,000 and the annual base salary of Ms. Cerda, our Vice President, General Counsel and Chief Privacy Officer, from $170,000 to $175,000. Since our compensation committee determined that the 2006 base salaries of the other Named Executive Officers were sufficient to achieve our retention goals, they remained constant for 2007.

Bonus Awards

We utilize cash incentive payments to reward performance achievements within a time horizon of one year or less. In each of 2006 and 2007, we adopted a Sales Compensation Plan to offer incentive compensation to certain eligible employees in sales or sales-related positions and a Bonus Plan to offer incentive compensation to certain eligible employees who are not eligible to participate in our Sales Compensation Plan. All of the executive officers who are likely to be Named Executive Officers for 2007, other than Mr. Shap, are elgible for awards under our 2007 Bonus Plan. Mr. Shap, who was hired to be our Executive Vice President, Worldwide Operations in June 2007, is entitled to a guaranteed bonus in 2007.

Sales Compensation Plans:  Under each of our 2006 and 2007 Sales Compensation Plans, each participant is eligible for a cash incentive based on commission rates and sales objectives established for that participant. As part of our annual fiscal planning cycle, we develop an overall sales target and associated commission pool amount as well as sales targets and commission pool amounts for our various sales groups. Once these targets have been approved by our compensation committee, these sales targets and commission pool amounts are used by management to establish individual sales targets and commission rates for specific employees in sales and sales-related positions. Our sales compensation plan is not capped, and therefore it is possible to exceed the estimated commission pool amounts on less sales than budgeted if an employee is a particularly high performer.

We strive to set both the overall target and the individual targets in a manner that results in increased incentives for employees as we get closer to achieving aggressive sales targets. Consistent with this philosophy, our overall sales targets have historically been difficult to reach while individual sales targets have been set at more achievable levels. Once the individual’s sales target has been met, individual commission rates under our Sales Compensation Plans generally accelerate so that sales above the target level generate increased incentives for the individual sales person and motivate such individual to contribute to the achievement of our overall sales target.

Bonus Plans:  To keep all of our non-sales personnel focused on achieving our overall growth targets, bonus eligibility under our 2006 and 2007 Bonus Plans is tied in part to our achieving quarterly and annual sales targets set by our compensation committee. In addition, to ensure management does not lose sight of bottom line operating profit, eligibility for at least 40% of an individual’s target bonus amounts is also tied in part to our achieving an annual earnings before interest, taxes, depreciation and amortization, or EBITDA, target set by our compensation committee. Under our 2006 and 2007 Bonus Plan, each participant was eligible to receive 20% of such participant’s annual target bonus for each of the first three quarters of 2006 and 2007 in the event that our overall sales target for the quarter was met or if our board of directors approved payment of such bonuses. Under our 2006 Bonus Plan, each participant was eligible to receive the remaining 40% of such participant’s annual target bonus in the event our sales targets for the entire year and our EBITDA target for the year were achieved. Under our 2007 Bonus Plan, each participant, other than Messrs. Conroy and J. Galowich, is eligible to receive the remaining 40% of such participant’s annual target bonus as follows: (i) 20% of such participant’s annual target bonus in the event our sales targets for the entire year and our EBITDA target for the year, which we refer to as the 2007 Corporate Goals, are achieved; and (ii) 20% of such participant’s annual target bonus in the event the 2007 Corporate Goals are achieved and the participant’s individual performance objectives were achieved as determined by our Chief Executive Officer or other appropriate manager. Individual performance objectives are based on overall corporate goals, but are specific to the individual’s area of responsibility. Under our 2007 Bonus Plan, Messrs. Conroy and J. Galowich are eligible to receive the remaining 40% of their annual target bonus in the event the 2007 Corporate Goals are achieved. Under both the 2006 and 2007 Bonus Plans, our compensation committee has the discretion to approve “catch-up” bonus awards for participants in the fourth quarter if one or more quarterly sales targets were previously missed but the annual sales and EBITDA targets were substantially met.

The annual bonus pool is fixed by our compensation committee at the beginning of the annual period but the corporate targets for the first, second and third calendar quarters are set by our compensation committee at the beginning of the applicable quarter. Annual corporate targets are generally set at the beginning of the year but may reset or be set later in the year to take into account resolution of material uncertainties that existed at the beginning of the year or other material developments.

We strive to set our corporate targets at aggressive levels and historically our overall corporate targets have been difficult to reach. At the end of each of the first three quarters of a year, our compensation committee determines if the corporate objectives were met and, if so, awards each plan participant their target bonus for that quarter. If the corporate objectives were not met, the compensation committee may elect, in its discretion, to pay all or a part of the target bonus. At the end of the year, our compensation committee reviews the level of achievement of our overall corporate objectives and the totality of circumstances surrounding this achievement and awards bonuses based on the overall level of achievement, which may result in participants receiving more or less than their target bonus. For 2006, we achieved our quarterly sales target in each of the first two quarters and for the full year and our EBITDA for the year, after adjusting for certain extraordinary expenses, was approximately 11% below our target EBITDA. Our board of directors used its discretion to pay out a portion of the target bonus for the third quarter of 2006 even though the quarterly sales target was not achieved, and our compensation committee determined to pay out 100% of the annual target bonuses under the 2006 Bonus Plan even though our overall corporate objectives were not achieved. The actual cash incentive payments paid to each of our Named Executive Officers for 2006 are presented in the “Summary Compensation Table” below. We believe payment of a portion of the overall target bonus if quarterly targets are met helps us retain our key employees and keep them focused on achieving our overall targets throughout the year. In addition, we believe the flexibility inherent in the structure of our bonus process has allowed us to retain key employees notwithstanding the significant competition for talented employees in the technology sector.

For 2007, the target bonus amounts for Messrs. Conroy, J. Galowich and Iserloth and Ms. Cerda are $175,000, $115,000, $70,000 and $70,000, respectively. Mr. Shap’s 2007 guaranteed bonus is $112,500.

Our compensation committee has not determined whether it will attempt to recover bonuses from our executive officers if the corporate objectives that led to the bonus determination were to be restated or were later found not to have been met to the extent originally believed by our compensation committee. However, as a public company, if we are required to restate our financial results due to our material noncompliance with any financial reporting requirements under the federal securities laws, as a result of misconduct, our Chief Executive Officer and Chief Financial Officer may be legally required to reimburse us for any bonus or other incentive-based or equity-based compensation they receive in accordance with the provisions of Section 304 of Sarbanes-Oxley.

Discretionary Bonuses:  In addition to the bonus pool established under the Bonus Plan, our annual budget has historically included a discretionary compensation pool which can be used to award cash and/or stock-based compensation to our employees throughout the year for superior individual performance results. Stock awards to individual employees may be approved by our board of directors or our board of directors may grant one of our executive officers the discretion to distribute a board specified amount to employees, including other executive officers. Cash awards to individual employees may be approved by our Chief Executive Officer, or our Chief Executive Officer may grant one of our senior managers the discretion to distribute a specified amount to employees.

While there are no objective criteria for these awards, discretionary bonuses are generally awarded for performance beyond what is expected or the achievement of a specific near-term goal, such as closing a deal by a specified date. In 2006, Mr. Conroy awarded $170,980 in the aggregate in discretionary bonuses to employees. In addition, our board of directors awarded $635,000 in the aggregate in discretionary bonuses to employees. In 2006, Mr. Iserloth was our only Named Executive Officer to receive discretionary bonus awards from Mr. Conroy. Ms. Cerda was our only Named Executive Officer to receive a discretionary bonus award from our board of directors in 2006. The amounts of these discretionary bonuses are presented in the “— Summary Compensation Table” below.

Our current 2007 budget includes approximately $300,000 for discretionary bonuses. However, this amount may increase or decrease during the year as a result of changes to other components of aggregate compensation budget.

Equity Incentives

We believe that long-term company performance is achieved through the use of stock and stock-based awards to encourage continued performance by our executive officers. Our equity incentive plans have been established to provide certain of our employees, including our Named Executive Officers, with incentives which align those employees’ interests with the interests of our stockholders. Our compensation committee believes that the use of equity and equity-based awards offers the best approach to achieving our compensation goals with respect to long term incentives and performance. We have not adopted stock ownership guidelines, and, other than for our co-founders, our equity benefit plans have provided the principal method for our executive officers to acquire equity or equity interests of our company. For 2006, our compensation committee, with input from our Chief Executive Officer and the Chief Financial Officer, recommended to our board of directors certain stock option grants for our executive officers. The size of the awards reflect past individual and company performance, expected future contributions and the retention value of unvested stock and stock options held by our executive officers.

The size and terms of the initial option grant made to a new hire upon joining our company are primarily based on competitive conditions applicable to the new hire’s specific position. Most new hire option grants vest over a four year period with 25% vesting after the first 12 months of service and the remainder vesting ratably each quarter thereafter over the next three years. We may from time to time grant additional stock options to employees on an individual basis. These additional option grants generally vest ratably on a quarterly basis over the four year period following the date of grant. In 2006, in response to Section 409A of the Code, or Section 409A, and the proposed regulations issued by the U.S. Internal Revenue Service thereunder, we engaged an independent valuation specialist to perform a valuation analysis to determine the fair market value of our common stock as of January 31, 2006. Thereafter, through June 30, 2007, all equity awards to our employees were granted with an exercise price that was not less than the fair market value of our common stock on the date of grant, as determined based on contemporaneous valuation reports prepared by the independent valuation specialist. We do not have any program, plan, guidelines or obligation that requires us to grant equity compensation on specified dates. Prior to January 2006, we did not obtain contemporaneous valuations by valuation specialists and our board of directors determined the value of our common stock based on an internal assessment of our business progress, development and results of operations, discussion with management, management’s recommendation and other relevant factors.

In the past, we have granted equity awards through our 1998 Stock Option Plan, which was adopted by our board of directors and approved by our stockholders to permit stock option grants to our employees, including officers, non-employee directors, consultants and advisors. In connection with this offering, our board of directors intends to adopt the new equity benefit plans. The 2007 Equity Incentive Plan will replace our existing 1998 Stock Option Plan immediately following this offering. In addition, our board of directors plans to adopt a 2007 Employee Stock Purchase Plan which will become effective in connection with this offering. Our Named Executive Officers will be able to participate in our 2007 Employee Stock Purchase Plan on the same basis as our other employees. For more information about the equity benefit plans we intend to adopt, see “— Equity Benefit Plans” below.

In 2006, certain Named Executive Officers were awarded stock options under our 1998 Stock Option Plan in the amounts indicated in “— Grants of Plan-Based Awards in 2006” below.

Severance

We believe that severance protections, particularly in the context of a private company such as ours whose principal competitors are significantly larger, can play a valuable role in attracting and retaining key executive officers. Accordingly, we provide such protections to certain of our Named Executive Officers under their respective offer letters. Our compensation committee evaluates the level of severance benefits to provide to a Named Executive Officer on a case-by-case basis, and in general, we consider these severance protections an important part of an executive’s compensation and consistent with competitive practices.

As described in more detail under “— Employment Agreements and Potential Payments upon Termination or Change of Control” below, certain of our Named Executive Officers are entitled to severance benefits in the event of a termination of employment by us without cause or a constructive termination of employment. We have determined that it is appropriate to provide these executives with severance benefits under these circumstances in light of their positions with us and as part of their overall compensation package.

We also believe that the occurrence, or potential occurrence, of a change of control transaction may create uncertainty regarding the continued employment of our executive officers. This uncertainty results from the fact that many change of control transactions can cause significant organizational changes, particularly at the senior executive level. To encourage certain of our executive officers to remain employed with us during a time when their prospects for continued employment following the transaction are often uncertain, we provide certain Named Executive Officers with enhanced cash severance benefits and all of our Named Executive Officers with enhanced vesting of unvested stock options if their employment is terminated in connection with a change of control. We do not believe that Named Executive Officers should be entitled to receive enhanced cash severance benefits merely because a change of control transaction occurs. The payment of enhanced cash severance benefits is only triggered by an actual or constructive termination of employment in connection with a change of control. However, under their respective offer letters, certain of our Named Executive Officers are entitled to accelerated vesting of their outstanding equity awards automatically upon a change of control.

Other Benefits

We provide health care, dental and vision benefits as well as life insurance and long-term disability benefits to all full-time employees, including our executive officers. We also have a medical and dependant care flexible spending account plan under which an employee can set aside pre-tax funds to pay for qualified health care expenses and qualified childcare expenses not reimbursed by insurance. These benefits are available to all employees, subject to applicable laws.

We also maintain a tax-qualified retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax-advantaged basis. Eligible employees may participate in the 401(k) plan and participants are able to defer up to 15% of their eligible compensation subject to applicable annual Code limits. The 401(k) plan permits us to make matching contributions to eligible participants, although such contributions are not required. We have historically made such contributions and currently contemplate doing so in the future. Pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Contributions that we make, if any, are subject to a vesting schedule, while employee contributions are immediately and fully vested. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan and all contributions are deductible by us when made.

Tax Considerations

Section 162(m) of the Code limits our deduction for federal income tax purposes to not more than $1.0 million of compensation paid to certain executive officers in a calendar year. Compensation above $1.0 million may be deducted if the compensation is performance-based. Our compensation committee has not yet established a policy for determining which forms of incentive compensation awarded to our executive officers will qualify as performance-based compensation. To maintain flexibility in compensating our executive officers in a manner designed to promote our objectives, our compensation committee has not adopted a policy that requires all compensation to be deductible. However, our compensation committee intends to evaluate the effects of the compensation limits of Section 162(m) of the Code on any compensation it proposes to grant and provide future compensation in a manner consistent with our best interests and those of our stockholders.

Summary Compensation Table

The following table shows compensation awarded to, paid to or earned by, our Chief Executive Officer, our Chief Financial Officer and our two other most highly-compensated executive officers, whom we refer to as our Named Executive Officers, for the year ended December 31, 2006.

Summary Compensation Table

					Non-Equity
				Option	Incentive Plan	All Other
Name and Principal		Salary	Bonus	Awards	Compensation	Compensation	Total
Position	Year	($)	($)(1)	($)(2)	($)(3)	($)(4)	($)

Mr. William M. Conroy President and Chief Executive Officer	2006	275,000	—	24,961	125,000	1,379	426,340
Mr. Mark Iserloth Chief Financial Officer	2006	180,000	32,500	17,719	65,000	2,696	297,915
Ms. Clarissa Cerda Vice President, General Counsel and Chief Privacy Officer	2006	170,000	70,000	11,813	65,000	2,750	319,563
Mr. Jeffrey A. Galowich Executive Vice President, Corporate Development and Director	2006	190,000	—	—	115,000	—	305,000

(1)	Represents discretionary bonus awards.

(2)	Represents the compensation cost recognized for the year ended December 31, 2006 as a result of stock option awards granted in the year ended December 31, 2006. These amounts have been calculated in accordance with Financial Accounting Standards No. 123(R), “Share-based Payment,” or SFAS No. 123(R), using the Black-Scholes option-pricing model. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For a discussion of valuation assumptions, see Note 2 to our consolidated financial statements included elsewhere in this prospectus.

(3)	Represents for Messrs. Conroy, Iserloth, Galowich and Ms. Cerda amounts earned under our 2006 Bonus Plan. For a description of the terms of our 2006 Bonus Plan, see the section titled “Compensation Discussion Analysis — Compensation Components” above and the footnotes to the “— Grants of Plan-Based Awards in 2006” table below.

(4)	Represents 401(k) plan contributions by us.

Grants of Plan-Based Awards

The following table shows certain information regarding grants of plan-based awards to our Named Executive Officers for the year ended December 31, 2006.

Grants of Plan-Based Awards in 2006

		Estimated	All Other
		Future	Option
		Payouts Under	Awards:			Grant Date
		Non-Equity	Number of		Exercise or	Fair Value
		Incentive Plan	Securities		Base Price of	of Stock
		Awards	Underlying		Option	and Option
		Target	Options		Awards	Awards
Name	Grant Date	($)(1)	(#)		($/Sh)	($)(2)

Mr. Conroy	May 2, 2006	125,000	211,310	(3)	0.97	133,125
Mr. Iserloth	May 2, 2006	65,000	150,000	(4)	0.97	94,500
Ms. Cerda	May 2, 2006	65,000	100,000	(4)	0.97	63,000
Mr. J. Galowich	—	115,000	—		—	—

(1)	This column sets forth the target cash incentive award for each of our Named Executive Officers under our 2006 Bonus Plan. The actual cash incentives earned by our Named Executive Officers for 2006 are set forth in the “— Summary Compensation Table” above. As such, the amounts set forth in this column do not represent additional compensation earned by our Named Executive Officers for 2006. See the section titled “Compensation Discussion and Analysis — Compensation Components” above for a description of the 2006 Bonus Plan.

(2)	Represents the grant date fair value of such stock option as determined in accordance with SFAS No. 123(R) using the Black-Scholes option-pricing model. For a discussion of valuation assumptions, see Note 2 to our consolidated financial statements included elsewhere in this prospectus.

(3)	The shares subject to this option vest quarterly over a four year period starting on October 10, 2006. Vesting is contingent upon continued service.

(4)	The shares subject to this option vest quarterly over a four year period starting on April 1, 2006. Vesting is contingent upon continued service.

Outstanding Equity Awards at Year-End

The following table shows certain information regarding equity awards to our Named Executive Officers which were outstanding at December 31, 2006.

Outstanding Equity Awards at December 31, 2006

						Stock Awards
								Equity
						Equity		Incentive
						Incentive		Plan Awards:
						Plan Awards:		Market or
	Option Awards					Number of		Payout
	Number of	Number of				Unearned		Value of
	Securities	Securities				Shares,		Shares,
	Underlying	Underlying				Units or		Units or Other
	Unexercised	Unexercised	Option			Other Rights		Rights That
	Options	Options	Exercise	Option		That Have		Have Not
	(#)	(#)	Price	Expiration		Not Vested		Vested
Name	Exercisable	Unexercisable	($)	Date		(#)		($)

Mr. Conroy	1,580,857		0.25	July 31, 2012
	65,625	84,375	0.40	July 21, 2015	(1)
	13,206	198,104	0.97	May 2, 2016	(2)
Mr. Iserloth	15,000		0.25	July 31, 2012
	70,000		0.25	September 11, 2013
	79,062	35,938	0.25	March 1, 2014	(3)
	28,125	121,875	0.97	May 2, 2016	(4)
Ms. Cerda	15,000		0.25	July 31, 2012
	70,000		0.25	September 11, 2013
	51,562	23,438	0.25	March 1, 2014	(3)
	18,750	81,250	0.97	May 2, 2016	(4)
Mr. J. Galowich	50,000		0.35	April 24, 2009
	35,000		0.25	September 11, 2013
	175,000	125,000	0.40	July 21, 2015	(5)	157,392	(6)		(7)

(1)	The shares subject to this option vest over a four year period, with 25% vesting on January 1, 2006 and the remaining shares vesting ratably each quarter thereafter over the following three years. Vesting is contingent upon continued service.

(2)	The shares subject to this option vest ratably on a quarterly basis over the four year period beginning October 10, 2006. Vesting is contingent upon continued service.

(3)	The shares subject to this option vest over a four year period, with 25% vesting on January 2, 2005 and the remaining shares vesting ratably each quarter thereafter over the following three years. Vesting is contingent upon continued service.

(4)	The shares subject to this option vest ratably on a quarterly basis over the four year period beginning April 1, 2006. Vesting is contingent upon continued service.

(5)	The shares subject to this option vest over a four year period, with 33% vesting on January 1, 2006 and the remaining shares vesting ratably each quarter thereafter over the following two years. Vesting is contingent upon continued service.

(6)	Represents shares of our Series D convertible preferred stock J. Galowich and R. Galowich received in May 2002 in satisfaction of certain deferred compensation owed each of them. These shares will vest and convert into an equivalent number of shares of our common stock upon the closing of this offering.

(7)	Assumes a per share price of $ , which is the midpoint of the price range listed on the cover page of this prospectus.

Option Exercises and Stock Vested

None of our Named Executive Officers exercised options during the year ended December 31, 2006.

Subsequent to the year ended December 31, 2006, Mr. Conroy exercised options to purchase 700,000 shares of our common stock at an exercise price of $0.25 per share and Ms. Cerda exercised options to purchase 150,624 shares at an exercise price of $0.25 per share and 37,500 shares at an exercise price of $0.97 per share.

In addition, the 157,392 shares of our Series D convertible preferred stock held by Mr. J. Galowich subject to a stock restriction agreement will vest, and the restrictions in the agreement will lapse, upon the closing of this offering. These shares will also convert into an equivalent number of shares of our common stock upon the closing of this offering.

Employment Agreements and Potential Payments upon Termination or Change of Control

We are party to the following offer letters and retention agreement with our Named Executive Officers.

William M. Conroy

In July 2002, we entered into an offer letter with Mr. Conroy, our Chief Executive Officer and President. The offer letter provides that he is an at-will employee and his employment may be terminated at any time by us or Mr. Conroy. Under the terms of the offer letter, Mr. Conroy is entitled to receive an annual salary of $275,000 and to participate in employee benefit programs generally available to all employees. Our board of directors approved an increase in Mr. Conroy’s base salary to $325,000 effective as of April 1, 2007. In addition, Mr. Conroy is eligible to receive an annual bonus, subject to satisfaction of minimum revenue and other criteria as determined by our board of directors. Additionally, Mr. Conroy’s offer letter provided for the issuance, subject to approval by our board of directors, of an option to purchase 1,580,857 shares of our common stock at an exercise price equal to fair market value on the date of grant, which was July 31, 2002.

Under the terms of the offer letter as amended by a vote of our board of directors, if we terminate Mr. Conroy’s employment for any reason other than for cause or if Mr. Conroy resigns for sufficient cause, Mr. Conroy is entitled to continued payment of salary, based on an annual salary of $275,000, and certain benefits, for six months following the date of such termination in accordance with our payroll procedures and practices. In the event Mr. Conroy accepts employment with another employer during such six-month period, any payments accruing thereafter will be reduced by 50%. Our obligation to make these severance payments during the six-month period is conditioned upon Mr. Conroy’s compliance with certain non-disclosure, non-solicitation and non-competition covenants in our favor and his providing us with up to 20 hours a month of consulting services should we request such services.

In August 2004, we entered into an executive retention agreement with Mr. Conroy. The retention agreement provides that if Mr. Conroy’s employment is terminated as a result of a transaction or series of transactions which results in a change of control, or is terminated by us within six months of a change of control to avoid payment of the retention bonus, Mr. Conroy will be entitled to a retention bonus in lieu of any amounts which may be due under the terms of his offer letter. For purposes of the retention agreement, the retention bonus amount means an amount equal to the applicable amount less the executive acquisition consideration. The applicable amount is determined based on the aggregate gross acquisition consideration received by our company and/or our stockholders with respect to an acquisition event as follows:

Aggregate Gross Acquisition Consideration	Applicable Amount

At least $20,000,000, but not more than $25,000,000	$1,000,000
At least $25,000,001, but not more than $31,000,000	$1,500,000
At least $31,000,001, but not more than $40,000,000	$2,000,000
At least $40,000,001, but not more than $50,000,000	$2,500,000
More than $50,000,000	5% of the aggregate acquisition consideration, but not more than $3,000,000

Executive acquisition consideration means the amount equal to the fair market value of the portion of the aggregate gross acquisition consideration distributable to Mr. Conroy in respect of the shares of our common stock then held by Mr. Conroy and the options to purchase shares of our common stock then held by Mr. Conroy less the aggregate exercise price that Mr. Conroy would have to pay to purchase such shares of our common stock as of the date of the closing of the acquisition event. Any retention bonus earned will generally be paid in a lump sum upon the closing of the change of control transaction. Additionally, Mr. Conroy has a side letter agreement with us under which we agreed to seek the approval of 75% of disinterested stockholders to vote to waive any excise tax that could be assessed against the executive retention payment.

Mr. Conroy’s option agreements provide that in the event of a change of control, 50% of his unvested shares determined as of the date of the change of control will vest, unless the acquiring corporation elects not to assume the outstanding options, in which case, all of his unvested options will become immediately exercisable and vested in full effective immediately prior to the consummation of the change of control. Additionally, in the event of a termination after a change of control, all of his unvested stock options will become immediately exercisable and vested in full as of the termination date.

Assuming a change of control occurred at December 31, 2006 and Mr. Conroy’s employment was not terminated, and assuming a price per share of $       , which is the midpoint of the price range listed on the cover page of this prospectus, the potential benefit to Mr. Conroy from the option acceleration resulting from the change of control would have been $        in the aggregate, if the outstanding options were assumed by the acquirer, and $      in the aggregate, if the outstanding options were not assumed by the acquirer.

Assuming Mr. Conroy’s employment was terminated as a result of a change of control at December 31, 2006 and assuming the aggregate gross acquisition consideration was greater than $50.0 million, Mr. Conroy would have been entitled to the greater of (i) $137,500 or (ii) the difference between (a) the lesser of (1) 5% of the aggregate acquisition consideration or (2) $3,000,000, and (b) the aggregate gross acquisition consideration distributable to Mr. Conroy in respect of the shares of our common stock then held by Mr. Conroy less the aggregate exercise price. Mr. Conroy would have to pay to purchase such shares of our common stock as of the date of the closing of the acquisition event.

Assuming Mr. Conroy’s employment was terminated other than for cause or as a result of a change of control, at December 31, 2006, he would have been entitled to payments in the amount of $275,000 in the aggregate.

Mark A. Iserloth

In October 2000, we entered into an offer letter with Mr. Iserloth, our Chief Financial Officer. The offer letter provides that he is an at-will employee and his employment may be terminated at any time by us or Mr. Iserloth. Under the terms of the offer letter, Mr. Iserloth is entitled to receive an annual salary of $160,000 and to participate in employee benefit programs generally available to all employees. Our board of directors approved an increase in Mr. Iserloth’s base salary to $180,000 effective July 2002 and to $185,000 effective February 2007. In addition, Mr. Iserloth’s offer letter provided for the issuance, subject to approval by our board of directors, of an option to purchase 55,000 shares of our common stock at an exercise price equal to fair market value on the date of grant, which was October 16, 2000.

Mr. Iserloth’s option agreements provide that in the event of a change of control, 50% of his unvested shares determined as of the date of the change of control will vest, unless the acquiring corporation elects not to assume the outstanding options, in which case, all of his unvested options will become immediately exercisable and vested in full effective immediately prior to the consummation of the change of control. Additionally, in the event Mr. Iserloth is terminated following a change of control, 50% of the total number of unvested shares determined as of such date will become vested upon termination.

Assuming a change of control occurred at December 31, 2006 and Mr. Iserloth’s employment was not terminated, and assuming a price per share of $     , which is the midpoint of the price range listed on the cover page of this prospectus, the potential benefit to Mr. Iserloth from the option acceleration resulting from the change of control would have been $           in the aggregate, if the outstanding options were assumed by the acquirer, and $      in the aggregate, if the outstanding options were not assumed by the acquirer.

Assuming Mr. Iserloth’s employment was terminated as a result of a change of control at December 31, 2006 where the acquiring corporation (i) elected not to assume the outstanding options or (ii) elected to assume the outstanding options; and assuming a price per share of $     , which is the midpoint of the price range listed on the cover page of this prospectus, the potential benefit to Mr. Iserloth from the option acceleration would have been (i) $      or (ii) $      in the aggregate, respectively.

Clarissa Cerda

In January 2001, we entered into an offer letter with Ms. Clarissa Cerda, our Vice President, General Counsel and Chief Privacy Officer. The offer letter provides that she is an at-will employee and her employment may be terminated at any time by us or Ms. Cerda. Under the terms of the offer letter, Ms. Cerda is entitled to receive an annual salary of $160,000 and participate in employee benefit programs generally available to all employees. Our board of directors approved an increase in Ms. Cerda’s base salary to $170,000 effective July 2002 and to $175,000 effective February, 2007. In addition, Ms. Cerda’s offer letter provided for the issuance, subject to approval by our board of directors, of an option to purchase 55,000 shares of our common stock at an exercise price equal to fair market value on the date of grant, which was January 30, 2001. Under the terms of the offer letter if Ms. Cerda’s employment is terminated within one year following a change of control, Ms. Cerda is entitled to receive $40,000. Our obligation to make the termination payment is conditioned upon Ms. Cerda’s compliance with non-disclosure, non-solicitation and non-competition covenants in favor of Initiate.

Ms. Cerda’s option agreements provide that in the event of a change of control, 50% of her unvested shares determined as of the date of the change of control will vest, unless the acquiring corporation elects not to assume the outstanding options, in which case, all of her unvested options will become immediately exercisable and vested in full effective immediately prior to the consummation of the change of control. Additionally, in the event Ms. Cerda is terminated following a change of control, 50% of the total number of unvested shares determined as of such date will become vested upon termination.

Assuming Ms. Cerda’s employment was terminated as a result of a change of control at December 31, 2006 where the acquiring corporation (i) elected not to assume the outstanding options or (ii) elected not to assume the outstanding; or there occurred a change of control on December 31, 2006 where the acquiring corporation elected not to assume the outstanding options, and assuming a price per share of $          , which is the midpoint of the price range listed on the cover page of this prospectus, the potential benefit to Ms. Cerda from the option acceleration would have been (i) $           or (ii) $           in the aggregate, respectively. In addition, Ms. Cerda would have been entitled to a cash payment of $40,000.

Jeffrey A. Galowich

We have not entered into any formal agreement with Mr. J. Galowich relating to his employment as our Executive Vice President, Corporate Development.

Our board of directors resolved that if we terminate Mr. J. Galowich’s employment for any reason other than for cause, or if Mr. J. Galowich resigns for sufficient cause, Mr. J. Galowich is entitled to continued payment of salary, based on an annual salary of $190,000, and certain benefits, for six months following the date of such termination in accordance with our payroll procedures and practices. Our obligation to make these severance payments during the six-month period is conditioned upon

Mr. J. Galowich’s compliance with certain non-disclosure, non-solicitation and non-competition covenants in our favor.

The option agreements relating to Mr. J. Galowich’s unvested options provide that in the event of a termination after a change of control or in the event of a change of control where the acquiring corporation elects not to assume the outstanding options, the vesting of shares of our common stock subject to his options will be accelerated with respect to the lesser of 50% of the total number of shares subject to his option or the total number of unvested shares subject to his option.

Assuming Mr. J. Galowich’s employment was terminated as a result of a change of control at December 31, 2006 or there occurred a change of control on December 31, 2006 where the acquiring corporation elected not to assume the outstanding options, and assuming a price per share of $     , which is the midpoint of the price range listed on the cover page of this prospectus, the potential benefit to Mr. J. Galowich from the option acceleration would have been $     in the aggregate.

John Shap

Mr. Shap is not a Named Executive Officer pursuant to Item 402(a)(3) of Regulation S-K. However, we expect him to be one of our Named Executive Officers for 2008.

In June 2007, we entered into an offer letter with Mr. Shap, our Executive Vice President, World Wide Operations. Mr. Shap’s offer letter provides that he is an at-will employee and his employment may be terminated at any time by us or Mr. Shap. Under the terms of the offer letter, Mr. Shap is entitled to receive an annual salary of $225,000 and participate in employee benefit programs generally available to all employees. In addition, Mr. Shap is entitled to a guaranteed bonus of $225,000 on an annualized basis through June 30, 2008. After June 30, 2008, Mr. Shap will be entitled to receive an annual bonus of $225,000, subject to satisfaction of minimum revenue and other criteria as determined our board of directors.

Mr. Shap’s offer letter also provided for the issuance, subject to approval by our board of directors, of an option to purchase 375,000 shares of our common stock at an exercise price equal to fair market value on the date of grant, which was August 1, 2007 and an option to purchase 60,000 shares of our common stock, with an exercise price equal to the offering price of our common stock to the public in this offering.

The offer letter also provides that if Mr. Shap’s employment is terminated within a year after a change of control, Mr. Shap is entitled to receive one-twenty fourth of his annual on target earnings for the year in which the termination occurs on each of our normal payroll dates for the 12-month period after the termination date. If we terminate Mr. Shap’s employment for any reason other than for cause, and not as a result of a change of control, or if Mr. Shap resigns for sufficient cause, and not as a result of a change of control, Mr. Shap is entitled to receive one-twenty fourth of his annual on target earnings for the year in which the termination occurs on each of our normal payroll dates for the six-month period after the termination date. Our obligation to make these severance payments during the 12-month or six-month period is conditioned upon Mr. Shap’s compliance with certain non-disclosure, non-solicitation and non-competition covenants in our favor and his providing us with reasonable cooperation and assistance during such period with respect matters in which he was involved prior to termination.

In addition to the offer letters and retention agreements set forth above, each of Messrs. Conroy, Iserloth and J. Galowich and Ms. Cerda is subject to certain restrictions on competition with us and on the solicitation of our customers, clients and employees during a period of 24 months following his or her termination of employment. Mr. Shap is subject to certain restrictions on competition with us and on the solicitation of our customers and clients during a period of 24 months and on solicitation of our employees during a period of 12 months, following his termination of employment.

Equity Benefit Plans

1998 Stock Option Plan

Our board of directors adopted, and our stockholders approved, the 1998 Stock Option Plan, or the 1998 Plan, in April 1998. An aggregate of 11,533,759 shares of common stock are reserved for issuance under the 1998 Plan. The 1998 Plan provides for the grant of incentive stock options, or ISOs, and non-statutory stock options. As of June 30, 2007, options to purchase 7,368,278 shares of common stock at a weighted average exercise price per share of $0.69 remained outstanding under the 1998 Plan. As of June 30, 2007, 1,543,369 shares of common stock remained available for future issuance.

Under the 1998 Plan, our board of directors has the authority to construe and interpret the terms of the 1998 Plan and the awards granted under it. Our board of directors may reduce the exercise price of any option to the then current fair market value of our common stock, if the value has declined since the date the option was granted. To the extent that our board of directors reduces the exercise price for options already granted, we would cancel such option and issue a new option reflecting the reduced exercise price. Upon the closing of this offering and assuming the adoption of the 2007 Equity Incentive Plan described below, the 1998 Plan will terminate so that no further awards may be granted under the 1998 Plan. Although the 1998 Plan will terminate, all outstanding options will continue to be governed by their existing terms. Any shares that are held in the share reserve and which are not subject to outstanding stock options at the time of termination of the 1998 Plan, and shares that revert back to the share reserve upon the termination or expiration of any unexercised stock options or any other forfeiture, shall be transferred to the 2007 Equity Incentive Plan when it is adopted. The maximum number of shares of common stock that may be transferred to the 2007 Equity Incentive Plan is          .

Stock Options.  The 1998 Plan provides for the grant of ISOs under the federal tax laws or non-statutory stock options. Such options may be granted to employees, including officers, non-employee directors, consultants or advisors. Under the 1998 Plan, the exercise price of ISOs may not be less than 100% of the fair market value of our common stock on the date of the grant. The exercise price of non-statutory stock options may not be less than 85% of the fair market value of our common stock on the date of grant. Shares subject to options under the 1998 Plan generally vest in a series of installments over an optionee’s period of service.

In general, the terms of options granted under the 1998 Plan may not exceed 10 years. Unless the terms of an optionee’s stock option agreement provide otherwise, if an optionee’s service relationship with us or any of our affiliates ceases for any reason other than disability, death, retirement, cause or a termination after a change of control, the optionee may exercise the vested portion of any options for 30 days after the date of such termination. If an optionee’s service relationship with us or any of our affiliates terminates: (a) by reason of death or disability or because of the optionee’s retirement, the optionee or a personal representative may exercise the vested portion of any option for 24 months after the date of such termination; (b) for cause, any unexercised option immediately expires and (c) within 12 months after a change of control for certain reasons, the optionee may exercise the vested portion of any option for six months after the date of such termination. Under no circumstances may an option be exercised after the expiration of its term. Although the terms of stock option agreements of each of our Named Executive Officers are generally consistent with such terms, such stock option agreements provide that if an optionee’s service relationship with us or any of our affiliates terminates by reason of such optionee’s retirement, he or she or a personal representative may exercise the vested portion of the option for 12 months after the date of such termination, other than Mr. J. Galowich’s stock option agreement relating to the option granted on April 24, 1999.

Change of Control.  In general, the terms of the 1998 Plan provide that in the event of a merger, asset sale or other corporate transaction resulting in a change of control, the acquiring or successor corporation may assume or substitute substantially equivalent options for the outstanding options granted under the 1998 Plan. If the acquiring or successor corporation elects not to assume or substitute for outstanding options granted under the 1998 Plan, the vesting of such options will be accelerated as to a number of shares equal to the lesser of 50% of the shares then remaining unvested under the option, or the number of shares with respect to which the option otherwise would have vested during the 12-month period immediately following the change of control. Notwithstanding the above, we may issue individual options with different terms and certain optionees may have entered into stock option agreements that provide, in the event of a change of control in which the acquiring or surviving corporation elects not to assume or substitute the outstanding options, accelerated vesting of the option will occur with respect to the lesser of 50% of the remaining unvested shares subject to the option or 25% of the total number of option shares. Upon consummation of a merger, asset sale or other corporate transaction, all outstanding options will terminate to the extent not exercised or assumed by the acquiring or successor corporation. In addition, certain of our Named Executive Officers have negotiated and may negotiate for alternative vesting rights in the event of a change of control. See “— Employment Agreements and Potential Payments upon Termination or Change of Control” above.

2007 Equity Incentive Plan

Our board of directors intends to adopt our 2007 Equity Incentive Plan, or the 2007 Plan, prior to the closing of this offering. The principal purpose of the 2007 Plan will be to promote the success and enhance the value of our company by linking the personal interests of selected employees and directors to those of our stockholders and by providing such individuals with an incentive for outstanding performance. The 2007 Plan is further intended to attract, retain and motivate our and our parents’ and subsidiaries’ employees, directors, consultants and advisors through the granting of stock-based compensation awards. The 2007 Plan will provide for a variety of awards, including non-statutory options, ISOs, restricted stock awards, stock appreciation rights, or SARs, restricted stock units, or RSUs, and other performance stock awards. A total of           shares of our common stock are expected to be reserved for issuance under the 2007 Plan, which will include           shares of our common stock reserved but unissued under the 1998 Plan, with an automatic annual increase of           shares common stock.

2007 Employee Stock Purchase Plan

Our board of directors intends to adopt our 2007 Employee Stock Purchase Plan, or 2007 ESPP, prior to the closing of this offering. The 2007 ESPP will provide for grants of purchase rights to our and our designated affiliates’ employees. A total of           shares of our common stock are expected to be reserved for issuance under the 2007 ESPP, with an automatic annual increase of           shares common stock. We intend to qualify the 2007 ESPP as an employee stock purchase plan within the meaning of Section 423 of the Code.

Pension Benefits

Our Named Executive Officers did not participate in, or otherwise receive any benefits under, any pension or retirement plan sponsored by us during the year ended December 31, 2006.

Nonqualified Deferred Compensation

During the year ended December 31, 2006, our Named Executive Officers did not contribute, or earn any amounts with respect, to any defined contribution or other plan sponsored by us that provides for the deferral of compensation on a basis that is not tax-qualified.

Director Compensation

	Fees Earned
	or Paid in Cash	Total
Name	($)	($)

Ronald H. Galowich	125,000	125,000

None of the non-employee members of our board of directors currently receive any compensation for attending board or committee meetings. All non-employee members of our board of directors are reimbursed for travel and other reasonable expenses incurred in attending board or committee meetings. Ronald H. Galowich, our chairman is an officer of, and employed by, us, and receives an annual salary of $125,000 in connection with such employment. In addition, in May 2002, Mr. R. Galowich received shares of Series D convertible preferred stock in satisfaction of certain deferred compensation owed to him. These shares, to the extent not already vested, will vest and convert into an equivalent number of shares of our common stock upon the closing of this offering. On or before the effective date of the offering, Mr. R. Galowich will cease to be employed by, and will cease to be an officer of, the company, but will remain the chairman of the board of directors and will be compensated as a non-employee director at that time.

After this offering, we will continue to reimburse our non-employee directors for their travel and other reasonable expenses incurred for attending board or committee meetings. In addition, each non-employee director will receive an annual retainer of $          . The chairman of our board of directors will receive a supplemental retainer of $          , the chair of our audit committee will receive a supplemental annual retainer of $          , the chair of our compensation committee will receive a supplemental annual retainer of $          , and the chair of each other committee of our board of directors will receive a supplement annual retainer of $          .

Compensation Committee Interlocks and Insider Participation

In 2006, our compensation committee consisted of Messrs. Davoli, R. Galowich, Pauker and Pelts. Mr. Davoli is a managing director at Sigma Partners 6, L.P., which, together with its affiliates holds 8,320,298 shares of our Series D convertible preferred stock and 1,037,024 shares of our Series E preferred stock, which will be converted into an aggregate of 9,357,322 shares of our common stock upon the closing of this offering. Mr. Pauker is a general partner of Apex Investment Fund V, L.P., which holds 3,328,119 shares of our Series D convertible preferred stock and 414,809 shares of our Series E convertible preferred stock, which will be converted into an aggregate of 3,742,928 shares of our common stock upon the closing of this offering. Mr. R. Galowich is our founder and our former Chief Executive Officer and President and has certain arrangements with us as more fully described in the section titled “Certain Relationships and Transactions with Related Persons” below. Other than Mr. R. Galowich, none of our compensation committee members is, or has served as, one of our officers or employees. None of our executive officers currently serves, or has served during the last completed year, on our compensation committee or on the board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee. We have had a compensation committee for nine years. Prior to establishing our compensation committee, our full board of directors made all decisions relating to compensation of our executive officers.

Limitation of Liability and Indemnification

Our fifth amended and restated certificate of incorporation, or amended certificate of incorporation, which will become effective upon the closing of this offering, limits the liability of our directors to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

•	breach of their duty of loyalty to us or our stockholders;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock purchases or redemption of shares; or

•	transaction from which the directors derived an improper personal benefit.

These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated bylaws, or bylaws, which will become effective upon the closing of this offering, and our amended certificate of incorporation provide that we will indemnify our directors and executive officers, and may indemnify other officers, employees and other agents, to the fullest extent permitted by law. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our bylaws permit such indemnification. We have obtained such a directors’ and officers’ liability insurance policy.

In addition to the indemnification provided for in our bylaws, we have entered into separate indemnification agreements with Messrs. Davoli and Pauker, and may enter into similar agreements with certain of our other existing directors or future directors. These agreements, among other things, require us to indemnify our directors for certain expenses, including attorneys’ fees, disbursements and retainers and judgments, damages, liabilities, losses, penalties, fines, excise taxes and settlement amounts incurred by a director in any action or proceeding arising out of their services as one of our directors, or as a director, officer or agent of any of our subsidiaries or any other company or enterprise at our request.

At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to directors, executive officers or persons controlling us, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND TRANSACTIONS WITH RELATED PERSONS

Other than compensation arrangements with our directors and executive officers, which are described where required under the section titled “Compensation Discussion and Analysis” above and the transactions described below, since January 1, 2004, there have not been nor are there currently proposed any transactions involving an amount in excess of $120,000 in which we were or will be a party or a participant or in which any of our directors, executive officers or holders of more than 5% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest.

Related Person Transactions Policy and Procedures

Our Code of Conduct and Ethics that we intend to adopt will set forth our policies and procedures regarding the identification, review, consideration and approval or ratification of related-persons transactions. Under our Code of Conduct and Ethics, a related-person transaction will be defined as a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which our company and any related person are, were or will be participants involving an amount that exceeds $120,000. Transactions involving compensation for services provided to our company as an employee, consultant or director by a related person will not be covered by this policy. A related person will be defined as any executive officer, director or more than 5% stockholder of our company, including any of their immediate family members, and any entity owned or controlled by such persons.

Under our Code of Conduct and Ethics, where a transaction has been identified as a related-person transaction, management must present information regarding the proposed related-person transaction to our audit committee or, where audit committee approval would be inappropriate, to another independent body of our board of directors, for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts of the transaction, the interests, direct and indirect, of the related persons in the transaction, the benefits of the transaction to us and whether any alternative transactions are available. To identify related-person transactions in advance we rely on information supplied by our executive officers, directors and certain significant shareholders. In considering related-person transactions, our audit committee will take into account the relevant available facts and circumstances including, but not limited to (a) the risks, costs and benefits to us, (b) the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated, (c) the terms of the transaction, (d) the availability of other sources for comparable services or products and (e) the terms available to or from, as the case may be, unrelated third parties or to or from employees generally. In the event a director has an interest in the proposed transaction, the director will be required to recuse himself or herself from the deliberations and approval. Our Code of Conduct and Ethics will require that, in determining whether to approve, ratify or reject a related-person transaction, our audit committee must consider whether the transaction, in light of known circumstances, is consistent with the best interests of our company and our stockholders, as determined in good faith by our audit committee.

Asset Contribution Agreement

We entered into an Asset Contribution Agreement, dated as of April 24, 1995, as amended on October 24, 1996, by and among us, Third Wave Medical Systems, Inc., David Roseman, M.D. and Kenneth Bloom, M.D., which provided, among other things, for: (i) a $50,000 payment to Mr. Bloom upon consummation of our initial public offering or a sale; (ii) certain rights for us to compel the sale of all or a portion of our common stock held by them upon the sale of a majority of our outstanding common stock to certain third parties which are not related to Ronald H. Galowich; (iii) certain co-sale rights of David Roseman and Kenneth Bloom with respect to all or a portion of our common stock held by them upon the sale of a majority of our outstanding common stock held by other stockholders to an unrelated third party; and (iv) a right of first refusal in our favor and our other stockholders’ favor in the event of any proposed transfer of our common stock held by David Roseman or Kenneth Bloom.

Real Estate Advisory Services

In November 2006, we retained Madison Realty Group, Inc., a company wholly-owned by Ronald H. Galowich and which employs Jeffrey A. Galowich as president, secretary and a member of its board of directors, to serve as our tenant representative in contract negotiations for new office space in Chicago, Illinois. In connection with Madison Realty Group’s service as our tenant representative, it will receive from the landlord of our new office space a fee of approximately $340,000 pursuant to our oral agreement with Madison Realty Group.

Office Lease

An oral agreement exists between us and Madison Realty Group for occupation of our Chicago office space and cost sharing of facilities and administrative staff. Madison Realty Group reimburses us for certain costs incurred in connection with Madison Realty Group’s use and occupation of our offices in Chicago as the Madison Realty Group’s corporate headquarters and for administrative services provided by us. We received approximately $164,000 in 2005, approximately $98,000 in 2006 and approximately $45,119 in the first six months of 2007 from Madison Realty Group in respect of rent and other amounts payable under this arrangement.

Sale of Series E Convertible Preferred Stock

In February 2006, we sold 3,126,189 shares of our Series E convertible preferred stock at a price of $1.91927 per share to various investors, including entities affiliated with Apex Investment Fund V, L.P. and Sigma Partners 6, L.P., and entities affiliated with Ronald H. Galowich including a trust for the benefit of Jeffrey A. Galowich and trusts whereby Jeffrey A. Galowich serves as the trustee. In connection with the Series E financing, we entered into an amended and restated registration rights agreement, dated February 24, 2006, with the holders of our Series A, C, D and E convertible preferred stock and certain holders of our common stock, including Ronald H. Galowich and Jeffrey A. Galowich. For more information regarding this agreement, see the section titled “Description of Capital Stock — Registration Rights” below.

As a result of the sale of our Series E convertible preferred stock, the beneficial ownership interests of the following stockholders were affected:

•	Sigma Partners 6, L.P. of which Robert E. Davoli, one of our directors, is a managing director, together with its affiliates holds 1,037,024 shares of our Series E convertible preferred stock in addition to 8,320,298 shares of our Series D convertible preferred stock, which will be converted into 9,357,322 shares of our common stock upon the closing of this offering.

•	Apex Investment Fund V, L.P. of which Armando Pauker, one of our directors, is a general partner, holds 414,809 shares of our Series E convertible preferred stock in addition to 3,328,119 shares of our Series D convertible preferred stock, which will be converted into 3,742,928 shares of our common stock upon the closing of this offering.

•	Ronald H. Galowich, one of our directors, directly and indirectly through certain trusts for the benefit of Mr. Galowich’s family members, holds 95,106 shares of our Series E convertible preferred stock in addition to 30,734 shares of our Series C convertible preferred stock and 341,826 shares of our Series D convertible preferred stock, which will be converted into 550,483 shares of our common stock upon the closing of this offering.

Other Transactions

We have entered into indemnity agreements with certain of our directors. For a description of these agreements, see “— Limitation of Liability and Indemnification” above.

Greenberg Traurig, LLP, a law firm of which Leslie A. Klein, husband of Clarissa Cerda, our Vice President, General Counsel and Chief Privacy Officer, is a shareholder, provided legal services to us during the six month period ended June 30, 2007. We paid approximately $86,335 in fees to Greenberg Traurig, LLP during the six month period ended June 30, 2007. In addition, Sonnenschein Nath & Rosenthal LLP, a law firm of which Mr. Klein was a partner prior to October 2006 and Ms. Cerda is currently an of-counsel, provided legal services to us during the six month period ended June 30, 2007 and each of the last three fiscal years. We paid approximately $12,626, $130,509, $10,695 and $5,545 in fees to Sonnenschein Nath & Rosenthal LLP during the six month period ended June 30, 2007 and each of the last three years ended 2006, 2005 and 2004, respectively.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock as of June 30, 2007 and as adjusted to reflect the sale of common stock offered by us in this offering for:

•	each person, or group of affiliated persons, who we know beneficially owns more than 5% of our common stock;

•	each of our Named Executive Officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

The percentage ownership information shown in the table is based on 31,631,687 shares of common stock outstanding as of June 30, 2007, assuming the conversion of all outstanding shares of our Series A, Series C, Series D and Series E convertible preferred stock into shares of our common stock and the full redemption of our Series B redeemable preferred stock as of June 30, 2007, the issuance of shares of common stock in this offering and no exercise of the underwriters’ option to purchase additional shares of our common stock.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our common stock. Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes sole voting power and/or investment power with respect to the securities held, subject to applicable community property laws. Shares of common stock subject to options currently exercisable or exercisable within 60 days of June 30, 2007 are deemed outstanding and beneficially owned by the person holding such options for purposes of computing the number of shares and percentage beneficially owned by such person.

Each of our 5% stockholders has had a material relationship with us in the past three years as described in the section titled “Certain Relationships and Transactions with Related Persons” above.

Unless otherwise indicated, the principal address of each of the stockholders below is c/o Initiate Systems, Inc., 200 W. Madison, Suite 2300, Chicago, Illinois 60606.

					Shares Beneficially
	Shares Beneficially Owned Prior to			Shares	Owned After
	Offering			Being	Offering
Name and Address of Beneficial Owner	Number	Percent		Offered	Number	Percent

Directors and Executive Officers
Ronald H. Galowich(1)	2,832,289	9.0%
William M. Conroy(2)	1,727,434	5.2
Mark A. Iserloth(3)	241,875		*
Jeffrey A. Galowich(4)	979,764	3.1
Clarissa Cerda(5)	177,187		*
Robert E. Davoli(6)	9,357,322	29.6
Armando Pauker(7)	3,742,928	11.8
James J. Pelts	71,107		*
All Directors and Executive Officers as a Group (9 Persons)(8)	19,140,843	54.0
5% Stockholders
Entities Affiliated with Sigma Group(6)	9,357,322	29.6
Apex Investment Fund V, L.P.(7)	3,742,928	11.8
Melvin Simon(9)	1,628,673	5.5

*	Less than 1% of the outstanding shares of common stock.

(1)	Includes: (i) 230,132 shares beneficially owned by C. David Investment Trust dated 12-22-97; (ii) 32,306 shares beneficially owned by C. Justin Investment Trust dated 1-12-98; (iii) 27,301 shares beneficially owned by C. Lynn Investment Trust dated 1-12-98; (iv) 32,306 shares beneficially owned by C. Marissa Investment Trust dated 1-12-98; (v) 60,057 shares beneficially owned by C. Pamela Investment Trust dated 1/12/98; (vi) 32,767 shares beneficially owned by C. Rachel Investment Trust dated 1-12-98; (vii) 54,982 shares beneficially owned by C. Robert Investment Trust dated 1/12/98; (viii) 32,306 shares beneficially owned by C. Ryan Investment Trust dated 1-12-98; (ix) 5,075 shares beneficially owned by IRON 401k Plan FOB Robert Galowich; (x) 2,499 shares beneficially owned by Linda Kroupa and (xi) 88,612 shares beneficially owned by Linda Kroupa Galowich; Mr. R. Galowich may be deemed to share voting and investment power with respect to all shares held by these entities or persons listed above. Mr. R. Galowich disclaims beneficial ownership of these shares, except to his pecuniary interest therein, if any. In addition, Mr. R. Galowich may be deemed to share voting and investment power with respect to all shares owned by Mr. J. Galowich as set forth in footnote 4. Mr. R. Galowich disclaims beneficial ownership of these shares, except to his pecuniary interest therein, if any.

(2)	Represents options to purchase 1,627,434 shares exercisable within 60 days of June 30, 2007. In addition Mr. Conroy exercised options to purchase 600,000 shares subsequent to June 30, 2007.

(3)	Represents options to purchase 241,875 shares exercisable within 60 days of June 30, 2007.

(4)	Includes: (i) options to purchase 335,000 shares exercisable within 60 days of June 30, 2007 held by Jeffrey A. Galowich; (ii) 32,306 shares beneficially owned by C. Adam Investment Trust dated 1-12-98; (iii) 32,308 shares beneficially owned by C. Jenna Investment Trust dated 7-20-01, and (iv) 417,760 shares beneficially owned by C. Urbana Investment Trust dated 11/30/93. Mr. J. Galowich may be deemed to share voting and investment power with respect to all shares held by these entities. Mr. J. Galowich disclaims beneficial ownership of these shares, except to his pecuniary interest therein, if any. In addition, Mr. J. Galowich may be deemed to share voting and investment power with respect to all shares owned by Mr. R. Galowich as set forth in footnote 1. Mr. J. Galowich disclaims beneficial ownership of these shares, except to his pecuniary interest therein, if any.

(5)	Includes options to purchase 10,938 shares exercisable within 60 days of June 30, 2007. In addition, Ms. Cerda exercised options to purchase 10,937 shares subsequent to June 30, 2007.

(6)	Represents: (i) 8,323,009 shares beneficially owned by Sigma Partners 6, LP; (ii) 913,973 shares beneficially owned by Sigma Associates 6, L.P.; and (iii) 120,340 shares beneficially owned by Sigma Investors 6, L.P. Mr. Davoli is managing director and general partner of Sigma Partners 6, L.P., Sigma Associates 6 , L.P. and Sigma Investors 6, L.P. and may be deemed to share voting and investment power with respect to all shares held by those entities. Robert E. Davoli disclaims beneficial ownership of the shares held by each of the funds managed by Sigma Partners Associates, except to the extent of his pecuniary interest therein, if any.

(7)	Represents 3,742,928 shares beneficially owned by Apex Investment V, L.P. Armando Pauker is a general partner of Apex Investment Fund V, L.P. and may be deemed to share voting and investment power with respect to all shares held by these entities. Mr. Pauker disclaims beneficial ownership of the shares held by each of the funds managed by Apex, except to the extent of his pecuniary interest therein, if any.

(8)	Includes options to purchase 2,215,247 shares exercisable within 60 days of June 30, 2007.

(9)	Includes 116,986 shares beneficially owned by Bren Simon. Melvin Simon is Bren Simon’s husband and may be deemed to share voting and investment power with respect to all shares held by Ms. Simon. Mr. Simon disclaims beneficial ownership of the shares held by Ms. Simon, except to the extent of his pecuniary interest therein, if any.

DESCRIPTION OF CAPITAL STOCK

General

Upon the closing of this offering and the filing of our amended certificate of incorporation, our authorized capital stock will consist of           shares of common stock, par value $0.001 per share, and           shares of preferred stock, par value $0.001 per share.

As of June 30, 2007, we had outstanding 6,414,105 shares of our common stock and 22,061,492 shares of preferred stock. In accordance with their terms, all of the outstanding shares of our Series A, C, D and E convertible preferred stock will be converted into 25,217,582 shares of our common stock upon the closing of this offering and the holders of outstanding shares of our Series B redeemable preferred stock will receive a redemption payment of $2.50 per share, or $5.0 million in the aggregate. See Note 4 to our consolidated financial statements for a description of the currently outstanding preferred stock.

As of June 30, 2007, after giving effect to this offering and the automatic conversion of all outstanding shares of our Series A, Series C, Series D and Series E convertible preferred stock into shares of our common stock, the full redemption of our Series B redeemable preferred stock and assuming no exercises of outstanding options or the underwriters’ option to purchase additional shares, there were           shares of our common stock outstanding, held of record by approximately           stockholders. In addition, as of June 30, 2007, 7,368,278 shares of our common stock were subject to outstanding options. For more information on our capitalization, see the section titled “Capitalization” above.

The following is a summary of the rights of our common stock and preferred stock. This summary is not complete. For more detailed information, please see our amended certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Voting Rights.  Each holder of our common stock is entitled to one vote per share of common stock held on all matters submitted to a vote of the stockholders, including the election of directors. Our amended certificate of incorporation and bylaws do not provide for cumulative voting rights. As a result, the holders of a majority of the shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose.

Dividends.  Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of outstanding shares of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation.  In the event of our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences.  Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Fully Paid and Nonassessable.  All of our outstanding shares of common stock are, and the shares of our common stock to be issued in this offering will be, fully paid and nonassessable.

Preferred Stock

Under our amended certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to designate and issue up to the total authorized shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, including dividend rights, liquidation preference and sinking fund terms, any of which may be greater than or senior to the rights of our common stock and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plans to issue any shares of preferred stock.

Registration Rights

Under our amended and restated registration rights agreement, following the closing of this offering, the holders of           shares of our common stock, and certain of their transferees who become subject to the terms of the registration rights agreement, have the right to require us to register their shares with the SEC so that those shares may be publicly resold, or to include their shares in any registration statement we file, in each case as described below.

Demand Registration Rights.  Upon the earlier of February 24, 2008 and the date that is six months after the effective date of this offering, the holder or holders of at least 25% of the shares having registration rights have the right to require that we file a registration statement covering all or a portion of our shares held by holders having registration rights so long as the aggregate value of the offering of such shares is at least $5.0 million. This demand registration right may only be exercised two times and is subject to specified exceptions, conditions and limitations, including the right of the managing underwriter of such registration, if any, to limit the number of shares included in any such registration under certain circumstances.

Form S-3 Registration Rights.  At any time after we are qualified to file a registration statement on Form S-3 under the Securities Act, or any successor form, the holders of shares having registration rights have the right to request that we file a registration statement on Form S-3 covering all or a portion of our shares held by such holders so long as the aggregate value of the offering of such shares is at least $2.0 million. We are obligated to file up to two registration statements on Form S-3 in any 12-month period. These registration statements are subject to specified exceptions, conditions and limitations, including the right of the managing underwriter of such registration, if any, to limit the number of shares included in any such registration under certain circumstances.

Piggyback Registration Rights.  At any time after the closing of this offering, if we propose to register any shares of our common stock for our own account for public sale, subject to certain exceptions, a stockholder with registration rights will have the right to include their shares in the registration statement. The managing underwriter of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement.

Expenses of Registration.  We will pay all expenses, other than underwriting discounts and commissions, relating to all demand registrations, Form S-3 registrations and piggyback registrations, and we will pay the fees and disbursements, not to exceed $25,000 per registered offering, of not more than one counsel for all holders including shares in such offering.

Expiration of Registration Rights.  The registration rights described above will terminate upon the earlier of either five years following the closing of this offering or as to a given holder of registrable securities, (a) when all of the registrable securities held by such holder have been sold pursuant to a registration statement or can be sold without registration in accordance with Rule 144 promulgated under the Securities Act or (b) when such holder of registrable securities can sell all of such holder’s registrable securities under Rule 144(k) or a comparable exemption from registration.

Anti-Takeover Effects of Our Charter and Bylaws and Delaware Law

Some provisions of Delaware law and our amended certificate of incorporation and bylaws could make the following transactions more difficult:

•	acquisition of our company by means of a tender offer, a proxy contest or otherwise; and

•	removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage and prevent coercive takeover practices and inadequate takeover bids. These provisions are designed to encourage persons seeking to acquire control of our company to first negotiate with our board of directors. They are also intended to provide our management with the flexibility to enhance the likelihood of continuity and stability if our board of directors determines that a takeover is not in the best interests of our stockholders. These provisions, however, could have the effect of discouraging attempts to acquire us, which could deprive our stockholders of opportunities to sell their shares of our common stock at prices higher than prevailing market prices. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

Delaware Anti-Takeover Law.  Following this offering, we will be subject to Section 203 of the Delaware General Corporation Law, or Section 203, which is an anti-takeover law. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date that the person became an interested stockholder, unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of voting shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction which resulted in the stockholder becoming an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 2/3 of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

Generally, an interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of the corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions that are not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of our common stock held by stockholders.

Certificate of Incorporation and Bylaws.  Provisions of our amended certificate of incorporation and bylaws, which will become effective upon the closing of this offering, may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended certificate of incorporation and bylaws:

•	permit our board of directors to issue up to shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change in our control;

•	provide that the authorized number of directors may be changed only by resolution of our board of directors;

•	provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	divide our board of directors into three classes;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

•	provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder’s notice;

•	do not provide for cumulative voting rights, which allows the holders of a majority of the shares of our common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they so choose;

•	provide that special meetings of our stockholders may be called only by the Chairman of our board of directors, our Chief Executive Officer or by our board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors; and

•	provide that stockholders will be permitted to amend our bylaws only upon receiving at least 2/3 of the votes entitled to be cast by holders of all outstanding shares then entitled to vote generally in the election of directors, voting together as a single class.

The amendment of any of these provisions would require approval by the holders of at least 2/3 of our then outstanding common stock, voting as a single class.

These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control of our company.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be American Stock Transfer and Trust Company. The address of the transfer agent and registrar is 59 Maiden Lane, Plaza Level, New York, NY 10038 and its telephone number is (800) 937-5449.

Nasdaq Global Market Listing

We have applied to have our common stock approved for quotation on the Nasdaq Global Market under the symbol “INSY.”

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock, including shares issuable upon the exercise of outstanding options, in the public market after this offering, or the possibility of these sales occurring, could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on their resale as described below, sales of substantial amounts of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for our common stock as well as our ability to raise equity capital in the future.

Based on the number of shares of common stock outstanding as of June 30, 2007, upon completion of this offering,          shares of common stock will be outstanding, assuming the conversion of all outstanding shares of our Series A, Series C, Series D and Series E convertible preferred stock into shares of our common stock, full redemption of our Series B redeemable preferred stock and no exercise of the underwriters’ option to purchase additional shares or any outstanding options. All of the shares sold in this offering will be freely tradable unless purchased by our affiliates. Except as set forth below,          shares of our common stock will be held by existing stockholders after this offering and are restricted securities as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act. We describe these rules in greater detail below.

The following table shows approximately when           shares of our common stock that are not being sold in this offering, but which will be outstanding when this offering is complete, will be eligible for sale in the public market:

Days After Date of this Prospectus	Shares Eligible for Sale	Comment

Upon Effectiveness		Shares sold by us and the selling stockholders in the offering
90 Days		Shares which may be sold under Rule 701 that are not subject to a lock-up
180 Days, subject to extension		Lock-up released; shares which may be sold under Rules 144, 144(k) and 701

Resale of           of the restricted shares that will become available for sale in the public market starting 180 days after the effective date, or longer or shorter period described below, will be limited by volume and other resale restrictions under Rule 144 because the holders are our affiliates.

Rule 144

In general, under Rule 144 as currently in effect, a person who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner except an affiliate, would be entitled to sell within any three-month period commencing 90 days after the date of this prospectus a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for a least two years, including the holding period of any prior owner except an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering in a transaction that was completed in reliance on Rule 701 and complied with the requirements of Rule 701 will, subject to the lock-up restrictions described below, be eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Lock-up Agreements

We, along with our officers, directors, and holders of all of the our common stock, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of our common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. See above for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

In addition, in connection with our sale of shares of our Series A convertible preferred stock and Series B redeemable preferred stock to them, each of Mr. R. Galowich and J. Galowich entered into an agreement with us in February 1999, which restricts their ability to sell our shares after a public offering. Pursuant to this agreement, unless otherwise waived by a voting majority of our board of directors, including at least one director elected by the holders of our Series A convertible preferred stock, each of Mr. R. Galowich and J. Galowich may not sell more than 75% of the total aggregate shares of our capital stock held by him as of the closing date of the initial public offering for a period of the earlier of two years from the closing date of the initial public offering or at such time as we achieve a market valuation of $150.0 million or more for a period of 30 consecutive trading days.

Registration Rights

Upon the closing of this offering, the holders of approximately          shares of our common stock will be entitled to registration rights with respect to their shares of our common stock, subject to the 180-day lock-up arrangement described above. Shares acquired by certain executive officers upon exercise of outstanding options would also be entitled to these registration rights. Subject to the restrictions contained in the lock-up agreements described above, registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the

Securities Act immediately upon the effectiveness of such registration. Any sales of securities by these stockholders could adversely effect the trading price of our common stock. See the section titled “Description of Capital Stock — Registration Rights” above.

Equity Incentive Plans

We intend to file a registration statement under the Securities Act covering the shares of common stock subject to outstanding stock options granted under our 1998 Stock Option Plan, as well as the shares of common stock reserved for issuance under our 2007 Equity Incentive Plan, 2007 Non-Employee Directors’ Plan and 2007 Employee Stock Purchase Plan. The registration statement is expected to be filed and become effective as soon as practicable after the closing of this offering. Accordingly, shares registered under the registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations applicable to our affiliates, upon expiration or release from the terms of the lock-up agreements described above and vesting of such shares.

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS
FOR NON-UNITED STATES HOLDERS OF COMMON STOCK

This section summarizes the material U.S. federal income and estate tax considerations relating to the ownership and disposition of common stock to non-U.S. holders. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on existing authorities. These authorities may change with retroactive effect or the IRS might interpret the existing authorities differently. In either case, the tax considerations of owning or disposing of common stock could differ from those described below. For purposes of this summary, a “non-U.S. holder” is any holder other than a citizen or resident of the United States, a corporation or any entity taxable as a corporation for United States federal income tax purposes organized under the laws of the United States or any state or the District of Columbia, a trust that is (a) subject to the primary supervision of a U.S. court and the control of one of more U.S. persons or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person or an estate whose income is subject to U.S. income tax regardless of source. If a partnership or other flow-through entity is a holder or beneficial owner of common stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity. Accordingly, partnerships and flow-through entities that hold our common stock and partners or owners of such partnerships or entities, as applicable, should consult their own tax advisors. This summary applies only to non-U.S. holders who hold our common stock as a capital asset. The summary generally does not address tax considerations that may be relevant to particular investors because of their specific circumstances, or because they are subject to special rules, including, without limitation, banks, insurance companies, or other financial institutions; persons subject to the alternative minimum tax; tax-exempt organizations; dealers in securities or currencies; traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; persons that own, or are deemed to own, more than five percent of the Company (except to the extent specifically set forth below); certain former citizens or long-term residents of the United States; “hybrid entities” (entities treated as flow-through entities in one jurisdictions but as opaque in another) and their owners; persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; or persons deemed to sell our common stock under the constructive sale provisions of the Code. Finally, the summary does not describe the effects of any applicable foreign, state or local laws.

INVESTORS CONSIDERING THE PURCHASE OF COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FOREIGN, STATE, OR LOCAL TAX LAWS, AND TAX TREATIES.

Distributions on our Common Stock

We have not made any distributions on our common stock, and we do not plan to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital and will first reduce a non-U.S. holder’s basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock. Any dividend paid to a non-U.S. holder on our common stock will generally be subject to U.S. withholding tax at a 30 percent rate. The withholding tax might apply at a reduced rate under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. A non-U.S. holder must demonstrate its entitlement to treaty benefits by certifying eligibility. A non-U.S. holder can meet this certification requirement by providing a Form W-8BEN or appropriate substitute form to us or our paying agent. If the holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a foreign partnership or other flow-through entity, the certification requirements generally apply to the partners or other owners as well as to the partnership or other entity, and the partnership or other entity must provide the partners’ or other owners’ documentation to us or our paying agent. Special rules, described below, apply if a dividend is effectively connected with a U.S. trade or business conducted by the non-U.S. holder.

Sale of Common Stock

Non-U.S. holders generally will not be subject to U.S. federal income tax on any gains realized on the sale, exchange, or other disposition of common stock. This general rule, however, is subject to several exceptions. For example, the gain would be subject to U.S. federal income tax if:

•	the gain is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business (in which case the special rules described below apply);

•	the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the sale or disposition occurs and certain other conditions are met; or

•	the rules of the Foreign Investment in Real Property Tax Act, or FIRPTA (described below), treat the gain as effectively connected with a U.S. trade or business.

An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30 percent tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States.

The FIRPTA rules may apply to a sale, exchange or other disposition of common stock if we are, or were within five years before the transaction, a “U.S. real property holding corporation,” or a USRPHC. In general, we would be a USRPHC if interests in U.S. real estate comprised most of our assets. We do not believe that we are a USRPHC or that we will become one in the future. If we are or become a USRPHC, so long as our common stock is regularly traded on an established securities market, only a non-U.S. holder who, actually or constructively, holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder’s holding period) more than five percent of our common stock will be subject to U.S. federal income tax on the disposition of our common stock.

Dividends or Gain Effectively Connected With a U.S. Trade or Business

If any dividend on common stock, or gain from the sale, exchange or other disposition of common stock, is effectively connected with a U.S. trade or business conducted by the non-U.S. holder, then the dividend or gain will be subject to U.S. federal income tax on a net basis at the regular graduated rates. If the non-U.S. holder is eligible for the benefits of a tax treaty between the United States and the holder’s country of residence, any “effectively connected” dividend or gain generally would be subject to U.S. federal income tax only if it is also attributable to a permanent establishment or fixed base maintained by the holder in the United States. Payments of dividends that are effectively connected with a U.S. trade or business, and therefore included in the gross income of a non-U.S. holder, will not be subject to the 30 percent withholding tax. To claim exemption from withholding, the holder must certify its qualification, which can be done by providing a Form W-8ECI. If the non-U.S. holder is a corporation, that portion of its earnings and profits that is effectively connected with its U.S. trade or business would generally be subject to a “branch profits tax.” The branch profits tax rate generally is 30 percent, although an applicable income tax treaty might provide for a lower rate.

Backup Withholding and Information Reporting

The Code and the Treasury regulations require those who make specified payments to report such payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or repeatedly failing to report interest or dividends on his returns. The withholding tax rate is currently 28 percent. The backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

Payments to non-U.S. holders of dividends on common stock generally will not be subject to backup withholding, and payments of proceeds made to non-U.S. holders by a broker upon a sale of common stock will not be subject to information reporting or backup withholding, in each case so long as the non-U.S. holder certifies its nonresident status, unless the payor otherwise has knowledge or reason to know that the payee is not a non-U.S. holder. Some of the common means of certifying nonresident status are described under “Distributions on our Common Stock.” We must report annually to the IRS any dividends paid to each non-U.S. holder and the tax withheld, if any, with respect to such dividends. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides.

Any amounts withheld from a payment to a holder of common stock under the backup withholding rules generally can be credited against any U.S. federal income tax liability of the holder.

U.S. Federal Estate Tax

The estates of nonresident alien individuals are generally subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent. The U.S. federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the United States and the decedent’s country of residence.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. is the representative of the underwriters.

Underwriters	Number of Shares

Goldman, Sachs & Co.
CIBC World Markets Corp.
Jefferies & Company
Thomas Weisel Partners LLC

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional           shares from us and the selling stockholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase           additional shares.

Paid by Initiate Systems
	No Exercise	Full Exercise

Per Share	$	$
Total	$	$

Paid by the Selling Stockholders
	No Exercise	Full Exercise

Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $           per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representative may change the offering price and the other selling terms.

We and our officers, directors, and holders of substantially all of our common stock, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representative. This agreement does not apply to any existing employee benefit plans. See the section titled “Shares Available for Future Sale” above for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representative. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have applied to have our common stock quoted on the Nasdaq Global Market under the symbol “INSY.”

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us and the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the Nasdaq Global Market, in the over-the-counter market or otherwise.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member

State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that

Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative for any such offer; or

(d) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

1.1 it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of the FSMA does not apply to the Company; and

1.2 it has complied with and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

We and the selling stockholders estimate that their share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $           .

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Certain of the underwriters and their respective affiliates may in the future perform various financial advisory and investment banking services for us, for which they will receive customary fees and expenses.

INDUSTRY AND MARKET DATA

This prospectus contains market data and industry forecasts that were obtained from industry publications. While we believe these publications to be reliable, we have not independently verified any of this information, and we do not make any representation as to the accuracy of such information.

VALIDITY OF COMMON STOCK

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Cooley Godward Kronish LLP, Washington, DC. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, San Francisco, California. As of the date of this prospectus, Margaret H. Kavalaris, a partner at Cooley Godward Kronish LLP, holds an aggregate of 10,000 shares of our common stock and 5,383 shares of our Series E convertible preferred stock. Ms. Kavalaris also holds 10,000 shares of our Series A convertible preferred stock, 10,000 shares of our Series B redeemable preferred stock and 4,185 shares of our Series C convertible preferred stock through a trust. Other than the shares of our Series B redeemable preferred stock which will be redeemed at $2.50 per share upon the closing of this offering, all of the shares of preferred stock held by Ms. Kavalaris, directly or indirectly, will be converted into an aggregate of 45,971 shares of our common stock upon the closing of this offering. In addition, as of the date of this prospectus, Ms. Kavalaris owns less than a 2% interest in each of GCWF Investment Partners and GCWF Investment Partners II, which in the aggregate hold shares of our preferred stock, which, other than the shares of our Series B redeemable preferred stock, will be converted into 67,588 shares of our common stock upon the closing of this offering. Ms. Kavalaris disclaims beneficial ownership of the shares held by GCWF Investment Partners or GCWF Investment Partners II, except to the extent of her pecuniary interest in such entities.

EXPERTS

The consolidated financial statements as of June 30, 2007, December 31, 2006 and December 31, 2005, and for the six month period ended June 30, 2007 and for each of the three years in the period ended December 31, 2006, included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements and financial statement schedule and includes explanatory paragraphs referring to the restatement of the company’s financial statements for the years ended December 31, 2004 and 2005, and related to the adoption of SFAS No. 123(R) — Share Based Payment). Such financial statements and financial statement schedule have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock being offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules. For further information with respect to our company and our common stock offered by this prospectus, we refer you to the registration statement and its exhibits and schedules. Statements contained in this prospectus as to the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each of these statements is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

You may inspect a copy of the registration statement and the exhibits and schedules to the registration statement without charge at the offices of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of the registration statement from the public reference room of the SEC, 100 F Street, N.E., Washington, D.C. 20549 upon the payment of the prescribed fees. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the SEC. You can also inspect our registration statement at www.sec.gov. Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act and we will file periodic reports, proxy statements and other information with the SEC pursuant to the Exchange Act. We intend to provide our stockholders with annual reports containing financial statements that have been audited by an independent accounting firm, and to file with the SEC quarterly reports containing unaudited financial data for the first three quarters of each year. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We also maintain a website at www.initiatesystems.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

INITIATE SYSTEMS, INC.

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2005 (restated) and 2006 and as of June 30, 2007	F-3
Consolidated Statements of Operations for the years ended December 31, 2004 (restated), 2005 (restated), and 2006 and for the six months ended June 30, 2006 (unaudited) and 2007	F-4
Consolidated Statements of Stockholders’ Deficit and Comprehensive Loss for the years ended December 31, 2004 (restated), 2005 (restated), and 2006 and for the six months ended June 30, 2007	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2004 (restated), 2005 (restated), and 2006 and for the six months ended June 30, 2006 (unaudited) and 2007	F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Initiate Systems, Inc.:

We have audited the accompanying consolidated balance sheets of Initiate Systems, Inc. and subsidiaries (the “Company”) as of December 31, 2005, 2006 and June 30, 2007, and the related consolidated statements of operations, stockholders’ deficit and comprehensive loss, and cash flows for each of the three years in the period ended December 31, 2006 and for the six months ended June 30, 2007. Our audits also included the consolidated financial statement schedule listed in the index at Item 16. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Initiate Systems, Inc. and subsidiaries, as of December 31, 2005, 2006 and June 30, 2007 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 and for the six months ended June 30, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 3 to the consolidated financial statements, the accompanying 2004 and 2005 consolidated financial statements have been restated.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
November 12, 2007

INITIATE SYSTEMS, INC.

CONSOLIDATED BALANCE SHEETS

	As of		As of	As of
	December 31,		June 30,	June 30,
	2005	2006	2007	2007
	As Restated			Pro Forma
	(See Note 3)			(Unaudited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$590,169	$2,542,170	$1,117,319	$1,117,319
Accounts receivable, net of allowance for doubtful accounts of $100,000 for all years	6,121,297	16,214,286	18,982,993	18,982,993
Prepaid expenses and other current assets	348,323	901,743	932,546	932,546

Total current assets	7,059,789	19,658,199	21,032,858	21,032,858
PROPERTY AND EQUIPMENT, Net	1,165,740	1,073,248	1,395,817	1,395,817
GOODWILL	1,181,431	1,181,431	1,181,431	1,181,431

TOTAL ASSETS	$9,406,960	$21,912,878	$23,610,106	$23,610,106

LIABILITIES, PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Accounts payable	$879,831	$1,871,959	$2,216,681	$2,216,681
Revolving credit facility	900,000	2,400,000	4,191,912	4,191,912
Deferred revenue	6,667,992	19,631,000	24,425,393	24,425,393
Accrued compensation and related costs	2,128,818	5,284,574	5,583,940	5,583,940
Other accrued expenses and current liabilities	317,567	591,022	1,440,869	1,440,869

Total current liabilities	10,894,208	29,778,555	37,858,795	37,858,795

NON-CURRENT LIABILITIES:
Deferred revenue	1,362,264	824,236	1,304,629	1,304,629
Other liabilities	—	97,587	79,514	79,514

Total liabilities	12,256,472	30,700,378	39,242,938	39,242,938
COMMITMENTS AND CONTINGENCIES (Note 10)
PREFERRED STOCK:
Preferred stock, $0.001 par value; 25,397,100 authorized
Series A — 2,000,000 shares authorized; 2,000,000 shares issued and outstanding at December 31, 2005 and 2006 and June 30, 2007; zero outstanding as of June 30, 2007 on a pro-forma basis	5,000,000	5,000,000	5,000,000	—
Series B — 2,000,000 shares authorized; 2,000,000 shares issued and outstanding at December 31, 2005 and 2006 and June 30, 2007	5,000,000	5,000,000	5,000,000	5,000,000
Series C — 1,000,000 shares authorized; 790,797 shares issued and outstanding at December 31, 2005 and 2006 and June 30, 2007; zero outstanding as of June 30, 2007 on a pro-forma basis	3,800,000	3,800,000	3,800,000	—
Series D — 14,144,600 shares authorized; 14,144,506 shares issued and outstanding at December 31, 2005 and 2006 and June 30, 2007; zero outstanding as of June 30, 2007 on a pro-forma basis	17,000,000	17,000,000	17,000,000	—
Series E — 6,252,500 shares authorized; 3,126,189 shares issued and outstanding at December 31, 2006 and June 30, 2007; zero outstanding as of June 30, 2007 on a pro-forma basis	—	5,915,715	5,915,715	—

Total preferred stock	30,800,000	36,715,715	36,715,715	5,000,000

STOCKHOLDERS’ DEFICIT:
Common stock — $0.001 par value; 38,000,000, 48,000,000 and 48,000,000 voting shares authorized at December 31, 2005, 2006 and June 30, 2007, respectively, and 2,000,000 nonvoting shares authorized at December 31, 2005, 2006 and June 30, 2007; 5,001,884, 6,001,671 and 6,414,105 voting shares were issued and outstanding at December 31, 2005, 2006 and June 30, 2007, respectively, zero nonvoting shares were outstanding for all years; 31,631,687 voting shares issued and outstanding on a pro-forma basis as of June 30, 2007	5,002	6,002	6,414	31,632
Additional paid-in capital	777,407	1,401,625	1,827,564	33,518,061
Accumulated deficit	(34,431,921)	(46,765,766)	(53,952,411)	(53,952,411)
Accumulated other comprehensive income	—	(145,076)	(230,114)	(230,114)

Total stockholders’ deficit	(33,649,512)	(45,503,215)	(52,348,547)	(20,632,832)

TOTAL LIABILITIES, PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT	$9,406,960	$21,912,878	$23,610,106	$23,610,106

See notes to consolidated financial statements.

INITIATE SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended			Six Months Ended
	December 31,			June 30,
	2004	2005	2006	2006	2007
	As Restated	As Restated		(Unaudited)
	(See Note 3)	(See Note 3)

REVENUES:
Software license and services	$12,183,690	$16,804,007	$25,324,061	$10,266,317	$17,383,586
Maintenance and support	3,300,583	4,885,879	7,874,987	3,724,012	5,353,910

Total revenues	15,484,273	21,689,886	33,199,048	13,990,329	22,737,496
COST OF REVENUES:
Software license and services	4,846,993	4,248,543	7,815,893	2,726,482	6,123,608
Maintenance and support	337,475	469,409	575,050	248,213	497,664

Gross profit	10,299,805	16,971,934	24,808,105	11,015,634	16,116,224

OPERATING EXPENSES:
Sales and marketing	8,562,670	13,338,477	22,925,081	11,710,837	13,598,501
Research and development	3,944,816	3,911,335	5,862,496	2,743,193	4,338,914
General and administrative	3,936,387	4,523,353	7,826,210	3,453,555	5,268,200
Depreciation and amortization	241,667	261,223	399,414	177,288	253,203

Total operating expenses	16,685,540	22,034,388	37,013,201	18,084,873	23,458,818

LOSS FROM OPERATIONS	(6,385,735)	(5,062,454)	(12,205,096)	(7,069,239)	(7,342,594)

OTHER (EXPENSE) INCOME:
Interest expense	(663)	(38,218)	(36,696)	(26,631)	(89,312)
Other, net	62,156	17,688	(92,053)	(10,899)	268,041

LOSS BEFORE INCOME TAXES	(6,324,242)	(5,082,984)	(12,333,845)	(7,106,769)	(7,163,865)
INCOME TAX EXPENSE	—	—	—	—	—

NET LOSS	$(6,324,242)	$(5,082,984)	$(12,333,845)	$(7,106,769)	$(7,163,865)

Net loss per share:
Basic and diluted	$(1.33)	$(1.04)	$(2.36)	$(1.42)	$(1.17)

Weighted-average number of common shares outstanding:
Basic and diluted	4,772,900	4,871,949	5,224,210	5,004,050	6,139,669

Unaudited pro forma net loss per common share available to common shareholders
Basic and diluted			$(0.41)		$(0.23)

Unaudited shares used in computation of pro forma net loss per common share
Basic and diluted			30,441,792		31,357,251

See notes to consolidated financial statements.

INITIATE SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT AND
COMPREHENSIVE LOSS

					Accumulated
			Additional		Other
	Common Stock		Paid-In	Accumulated	Comprehensive
	Shares	Amount	Capital	Deficit	Loss	Total

BALANCE — January 1, 2004 (as previously reported)	4,730,714	$4,731	$685,386	$(22,001,893)	$—	$(21,311,776)
Cumulative effect of restatement on prior years(1)	—	—	—	(1,022,802)	—	(1,022,802)

BALANCE — January 1, 2004(1)	4,730,714	4,731	685,386	(23,024,695)	—	(22,334,578)
Exercise of stock options	54,156	54	17,235	—	—	17,289
Net loss as restated(1)	—	—	—	(6,324,242)	—	(6,324,242)

BALANCE — December 31, 2004(1)	4,784,870	4,785	702,621	(29,348,937)	—	(28,641,531)
Exercise of stock options	217,014	217	74,786	—	—	75,003
Net loss as restated(1)	—	—	—	(5,082,984)	—	(5,082,984)

BALANCE — December 31, 2005(1)	5,001,884	5,002	777,407	(34,431,921)	—	(33,649,512)
Exercise of stock options	871,787	872	312,117	—	—	312,989
Exercise of warrants	128,000	128	159,872	—	—	160,000
Stock-based compensation	—	—	152,229	—	—	152,229
Net loss	—	—	—	(12,333,845)	—	(12,333,845)
Foreign currency translation adjustments	—	—	—	—	(145,076)	(145,076)

Total comprehensive loss	—	—	—	—	—	(12,478,921)

BALANCE — December 31, 2006	6,001,671	6,002	1,401,625	(46,765,766)	(145,076)	(45,503,215)
Adoption of FIN 48 — January 1, 2007	—	—	—	(22,780)	—	(22,780)

BALANCE — January 1, 2007 (as adjusted)	6,001,671	6,002	1,401,625	(46,788,546)	(145,076)	(45,525,995)
Exercise of stock options	348,434	348	122,767	—	—	123,115
Exercise of warrants	64,000	64	79,936	—	—	80,000
Stock-based compensation	—	—	223,236	—	—	223,236
Net loss	—	—	—	(7,163,865)	—	(7,163,865)
Foreign currency translation adjustments	—	—	—	—	(85,038)	(85,038)

Total comprehensive loss	—	—	—	—	—	(7,248,903)

BALANCE — June 30, 2007	6,414,105	$6,414	$1,827,564	$(53,952,411)	$(230,114)	$(52,348,547)

(1)	As restated, see Note 3, “Restatement of Consolidated Financial Statements.”

See notes to consolidated financial statements.

INITIATE SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended			Six Months Ended
	December 31,			June 30
	2004	2005	2006	2006	2007
	As Restated	As Restated		(Unaudited)
	(See Note 3)	(See Note 3)

CASH FLOWS FROM OPERATING ACTIVITIES —
Net loss	$(6,324,242)	$(5,082,984)	$(12,333,845)	$(7,106,769)	$(7,163,865)
Adjustments to reconcile net loss to net cash flows used in operating activities:
Depreciation and amortization	773,222	1,242,558	849,209	627,066	253,203
Stock-based compensation expense	—	—	152,229	38,319	223,236
Changes in operating assets and liabilities:
Accounts receivable	(2,046,919)	254,946	(10,079,379)	(5,911,217)	(2,690,202)
Prepaid expenses and other current assets	(130,683)	90,109	(517,831)	87,683	(145,329)
Accounts payable	232,422	332,829	983,631	647,487	337,460
Accrued compensation and related costs	1,476,816	(387,848)	3,148,245	1,682,400	277,752
Other accrued expenses and current liabilities	44,001	137,329	466,123	(78,763)	836,259
Deferred revenue	2,637,085	2,958,303	12,422,217	7,900,594	5,224,203
Other non-current liabilities	—	—	(97,587)	15,446	(18,073)

Net cash flows used in operating activities	(3,338,298)	(454,758)	(5,006,988)	(2,097,754)	(2,865,356)

CASH FLOWS FROM INVESTING ACTIVITIES —
Purchases of property and equipment	(2,254,838)	(475,382)	(756,351)	(346,686)	(589,439)

Net cash flows used in investing activities	(2,254,838)	(475,382)	(756,351)	(346,686)	(589,439)

CASH FLOWS FROM FINANCING ACTIVITIES —
Borrowings from revolving credit facility	—	3,700,000	4,300,000	1,900,000	4,191,912
Repayments on revolving credit facility	—	(2,800,000)	(2,800,000)	(2,800,000)	(2,400,000)
Net proceeds from issuance of Series E preferred stock	—	—	5,915,715	5,915,715	—
Debt issuance costs	—	—	(35,371)	—	—
Proceeds from exercises of stock options and warrants	17,289	75,003	472,989	1,000	203,115

Net cash flows provided by financing activities	17,289	975,003	7,853,333	5,016,715	1,995,027
Effects of exchange rate changes on cash	—	—	(137,993)	(16,897)	34,917

NET INCREASE (DECREASE) IN CASH	(5,575,847)	44,863	1,952,001	2,555,378	(1,424,851)
CASH — Beginning of period	6,121,153	545,306	590,169	590,169	2,542,170

CASH — End of period	$545,306	$590,169	$2,542,170	$3,145,547	$1,117,319

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION —
Cash paid for interest	$663	$38,218	$36,696	$26,631	$89,312

See notes to consolidated financial statements

INITIATE SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 AND
SIX MONTHS ENDED JUNE 30, 2006 (UNAUDITED) AND 2007

1.	NATURE OF BUSINESS

Organization — Initiate Systems, Inc. and its subsidiaries (the “Company”) is a leading provider of master data management, or MDM, software. We were incorporated in Delaware in 1994. We enable organizations to strategically leverage and share critical data assets. Our software allows companies to unlock the value of their data assets for competitive advantages or operational improvements.

We also provide services to our customers, almost all of which have purchased our software. The majority of our services business relates to implementing and supporting our software, and we also offer data quality remediation, data migration and training services.

On November 12, 2007, our Board of Directors approved the filing of a registration statement with the Securities and Exchange Commission for an initial public offering of our common stock

Earnings History — The Company has incurred recurring losses from operations since inception and had total stockholders’ deficit of $52,348,547 as of June 30, 2007. As we have grown and in anticipation of future growth, we have invested significantly in additional sales and services employees, including internationally, as well as in establishing relationships with and training third-party resellers and systems integrators. In the year ended December 31, 2004, 2005 and 2006 and six months ended June 30, 2006 and 2007, we incurred a loss from operations of $6,324,242, $5,082,984, $12,333,845, $7,106,769 and $7,163,865, respectively. We expect to incur additional operating losses and negative cash flows in future periods. Failure to generate sufficient revenues, reduce spending or raise additional capital could adversely affect our ability to achieve our intended business objectives.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation; Fiscal Year — The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries located in Canada, the United Kingdom, and Australia. All inter-company balances and transactions have been eliminated in consolidation. Our fiscal year is the calendar year.

Use of Estimates — The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported results of operations during the reporting period. On an on-going basis, we evaluate our estimates, including those related to provisions for doubtful accounts, useful lives of property and equipment, income taxes, and the valuation of equity instruments and contingencies, among others. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other data. Actual results could differ from those estimates.

Unaudited Pro Forma Balance Sheet and Net Loss Per Share — Upon the consummation of the initial public offering contemplated in this registration statement, all of the Series A, Series C, Series D and Series E preferred stock will automatically convert into shares of common stock. The June 30, 2007 unaudited pro forma balance sheet data has been prepared assuming the conversion of the preferred stock into 25,217,582 shares of common stock.

The proforma earnings per share has been computed giving effect to the conversion of the Series A, Series C, Series D and Series E preferred stock upon the consummation of the initial public offering contemplated in this registration statement.
Unaudited Interim Financial Information — The accompanying consolidated statements of operations and of cash flows for the six months ended June 30, 2006 are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly our results of operations and cash flows for the six months ended June 30, 2006. The financial data and other information disclosed in these notes to the consolidated financial statements related to the six month period ended June 30, 2006 are unaudited.

The results of operations for the interim periods are not necessarily indicative of the results for the full fiscal years or for any other interim period or for any other future year.

Risks and Uncertainties — We are subject to all of the risks inherent in an early stage business operating in the MDM industry. These risks include, but are not limited to, a limited operating history, new and rapidly evolving markets, lengthy sales cycles, dependence on the development of new products and services, unfavorable economic and market conditions, competition from larger and more established companies, limited management resources, dependence on a limited number of contract manufacturers and suppliers, and the changing nature of the MDM industry. Failure by us to anticipate or to respond adequately to technological developments in our industry, changes in customer or supplier requirements, or changes in regulatory requirements or industry standards, or any significant delays in the development or introduction of products and services, would have a material adverse effect on our business and operating results.

Foreign Currency — The functional currencies of the Company’s foreign operations have been deemed to be the respective local country’s currency. As a result, the assets and liabilities of our wholly-owned international subsidiaries are translated at their respective year-end exchange rates and revenues and expenses are translated at weighted average exchange rates for the period. The resulting translation adjustments are included in “Accumulated other comprehensive loss” and are reflected as a separate component of stockholders’ deficit. Foreign currency transaction gains (losses) were immaterial for all periods through December 31, 2005. Foreign currency transaction gains (losses) were ($110,876) and $283,031 for the year ended December 31, 2006 and for the six months ended June 30, 2007, respectively, and are recorded in other (expense) income. To date, we have not engaged in any foreign currency hedging activities.

Fair Value of Financial Instruments — The reported amounts of our financial instruments including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value due to their short maturities. The reported amounts of revolving credit facility approximate fair value as the interest rates on these instruments approximate borrowing rates available to us for loans with similar terms.

Cash and Cash Equivalents — Cash and cash equivalents include all highly liquid investments purchased with a maturity of three months or less from the date of acquisition.

Accounts Receivable — We record a provision for doubtful accounts based on historical experience and a detailed assessment of the collectibility of the accounts receivable. In estimating the allowance for doubtful accounts, management considers, among other factors, (i) the aging of the accounts receivable, including trends within and ratios involving the age of the accounts receivable, (ii) historical write-offs, (iii) the credit-worthiness of each customer, (iv) the economic conditions of the customer’s industry, and (v) general economic conditions. Accounts receivable includes $1,092,416, $802,821 and $1,700,618 of unbilled accounts receivable as of December 31, 2005 and 2006 and June 30, 2007, respectively.

Property and Equipment — Property and equipment are carried at cost less accumulated depreciation and amortization. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation and amortization is provided over the estimated useful lives of the related assets using the straight-line method. The estimated useful lives are:

Software	1–3 years
Computer equipment	3 years
Furniture and office equipment	7 years

Capitalized Software Development Costs — We apply the principles of Statement of Financial Accounting Standards (“SFAS”) No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed.” SFAS No. 86 requires that software development costs incurred in conjunction with product development be charged to research and development expense until technological feasibility is established. Thereafter, until the product is released for sale, software development costs must be capitalized and reported at the lower of unamortized cost or net realizable value of the related product. We have adopted the “tested working model” approach to establishing technological feasibility for our product. Under this approach, we do not consider a product in development to have passed the technological feasibility milestone until we have completed a model of the product that contains essentially all the functionality and features of the final product and have tested the model to ensure that it works as expected. Historically, we have not incurred any costs between the establishment of technological feasibility and the release of a product for sale and therefore, we have expensed all software development costs to research and development expense as incurred.

Goodwill — In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill is tested for impairment at least annually and as circumstances indicate its value may no longer be recoverable. We perform our annual assessment of impairment as of December 31 of each year. Goodwill is subject to an assessment for impairment using a two-step fair value-based test. The first step is performed by comparing the fair value of our reporting unit (in our case, the entire Company) to its carrying amount, including goodwill. The fair value of our reporting unit is estimated primarily utilizing discounted cash flow methodology. The discounted cash flow methodology assumes the fair value of an asset can be estimated by the economic benefit or cash flows to be received over the life of the asset, discounted to its present value. The discounting process uses a rate of return that accounts for both the time value of money and investment risk factors. If the fair value of the reporting unit exceeds its carrying value, no further analysis is necessary. If the carrying value of the reporting unit exceeds its fair value, the second step is performed. The second step involves comparing the carrying amount of the goodwill to the implied fair value of the goodwill. If the implied fair value of the goodwill is less than the carrying amount, an impairment loss is recorded as a reduction to the asset and a charge to operating expense. We have not recorded any goodwill impairment charges in the periods presented.

If our assumptions change in the future, we may be required to record impairment charges to reduce the carrying value of our goodwill. Changes in the valuation of goodwill could materially impact our operating results.

Long-Lived Assets — We review our long-lived assets for potential impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” whenever events or circumstances indicate that the carrying value of such assets may not be recoverable. If our review indicates that the carrying value of long-lived assets is not recoverable, we reduce the carrying amount of the assets to fair value and record the charge to operating expenses in the period in which the change is made. We have not recorded any impairment charges in the periods presented.

Deferred Offering Costs — Costs directly attributable to our initial public offering have been deferred and capitalized as part of other current assets. These costs will be charged against the proceeds of the initial public offering once completed. The total amount deferred was $115,000 as of June 30, 2007. As this amount was not paid at June 30, 2007, it is a non-cash financing activity and is not reflected in other current assets and other accrued expenses in the Consolidated Statements of Cash Flows.

Revenue Recognition — We have two basic types of revenues: (i) software license and services revenue and (ii) maintenance and support revenue.

Within software license and services revenue, we recognize revenues from our sales of:

•	software licenses;

•	implementation services related to the installation of our software; and

•	other software services, including our proof of concept, which we call Initiate JumpStart, training our customers how to use our software, data quality remediation services, data quality assurance testing and data migration services.

Within maintenance and support revenue, we generate revenues from maintenance and support services, which provide our customers with access to our technical support personnel, entitle them to upgrade to the latest software release when and if available and provides telephone and web-based support, documentation and bug fixes.

When software licenses, implementation services and maintenance and support are sold together in an arrangement, we account for revenues for the entire sale in accordance with the guidance provided by AICPA Statement of Position, or SOP, 97-2, “Software Revenue Recognition,” as amended by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions” and Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin No. 104.

We recognize revenues when persuasive evidence of an arrangement exists, the product has been delivered, the fee is fixed or determinable, collection of the resulting receivable is reasonably assured and, if applicable, upon satisfaction of evaluation criteria or expiration of the evaluation period. Our fees are considered fixed or determinable at the execution of an agreement, which comprises the final terms of sale including the description, quantity and price of each product purchased. Our sales arrangements with customers and resellers do not include rights of return or rebates. We generally offer a limited warranty period for our licenses. Warranty claims on our software licenses have not been significant. We assess the ability to collect from our customers based on a number of factors, including creditworthiness of the customer and past transaction history. Revenue is recorded net of sales tax. We recognize sales of software licenses to resellers upon delivery to the reseller.

Our customers almost always purchase implementation services, as well as maintenance and support services, at the same time that they purchase a software license. We currently recognize revenues from software licenses and implementation services pursuant to SOP 97-2 over the longer of the term of the implementation services or the end of the first year for which the customer has purchased maintenance and support. However, if the implementation services are completed before the maintenance and support term expires, we recognize the difference between the fair value of the remaining maintenance and support and the remaining unrecognized portion of the total price paid by our customer for the entire arrangement as revenue in accordance with the residual method under SOP 97-2. The residual method is also used to recognize revenue when we enter into an arrangement with more than one future deliverable for which we have not established VSOE of fair value. In these arrangements revenue is deferred until the only remaining item to be delivered is maintenance and support. We recognize the remaining maintenance and support revenue ratably over the remaining maintenance and support period.

Within other software services revenue, we recognize revenues from data quality remediation services proportionately as we perform the work over the life of the project. We recognize revenues from all other software services upon delivery.

Within maintenance and support revenue, we recognize revenues over the term of the maintenance and support contract, which is typically one year in duration and automatically renewed for successive one-year terms absent customer cancellation.

In order to recognize the total purchase price of a software license as revenue at the time of sale, we need to be able to establish vendor-specific objective evidence, or VSOE, of the fair value of both our implementation services and maintenance and support services as required under SOP 97-2. Although we have already established VSOE of the fair value of our maintenance and support services, we have not yet established VSOE of the fair value of our implementation services. See further discussion of not having VSOE for implementation services in Note 3 — Restatement of Consolidated Financial Statements.

We have established VSOE of the fair value of our maintenance and support services through the stated renewal rates in our contractual arrangements with our customers. These stated renewal rates reflect a consistent relationship by pricing maintenance as a percentage of the customer license fee as stated in the arrangement.

Stock-Based Compensation — We have a stock-based compensation plan as described in Note 9. Prior to January 1, 2006, we elected to account for our stock-based compensation plan in accordance with Accounting Principles Board Opinion No. 25 (“APB No. 25”), “Accounting for Stock Issued to Employees” and related interpretations and the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.” Under APB No. 25, compensation expense was based on the difference, if any, on each measurement date, between the estimated fair value of our stock and the exercise price of options to purchase that stock, known as the intrinsic value. The compensation expense, if any, was amortized on a straight-line basis over the vesting periods of the options. Under the disclosure provisions of SFAS No. 123, we used a volatility assumption of zero, known as the minimum value method.

On January 1, 2006, we adopted SFAS No. 123(R), “Share-Based Payment,” (“SFAS No. 123(R)”) which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees based on estimated fair value. SFAS No. 123(R) requires companies to estimate the fair value of stock-based payment awards on the date of grant using an option pricing model, where applicable. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service period on a straight-line basis primarily in general and administrative expenses in our Consolidated Statement of Operations.

We adopted SFAS No. 123(R) prospectively for any modifications, repurchases or cancellations made to awards issued prior to January 1, 2006, none of which occurred in 2006. As such, awards granted prior to January 1, 2006 continue to be accounted for under APB No. 25 in our Consolidated Statements of Operations. Stock-based compensation expense recognized for the year ended December 31, 2006 for awards issued after January 1, 2006 is based on the grant date fair value estimated using the Black-Scholes option pricing model in accordance with SFAS No. 123(R).

Income Taxes — We account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes,” which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in our financial statements or tax returns. Under SFAS No. 109, we determine deferred tax assets and liabilities based on the temporary difference between the financial statement and tax bases of assets and liabilities using the enacted tax rates in effect for the year in which it expects the differences to reverse. We establish valuation allowances when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized.

Concentration of Credit Risk — Financial instruments that potentially subject us to concentration of credit risk consist principally of cash and accounts receivable. We invest its excess cash with large banks which may at times exceed the Federal Deposit Insurance Corporation limit of $100,000. We have not experienced any losses to date on our invested cash.

We perform ongoing credit evaluations of our customers’ financial condition and generally do not require collateral from customers. We review the expected collectibility of accounts receivable and record an allowance for doubtful accounts receivable. To date, such losses have been within management’s expectations.

Our customer base principally comprises of companies within the communications, financial services, healthcare, hospitality and retail industries, and the public sector. As of December 31, 2005,

two customers represented 31% of total receivables. As of December 31, 2006, one customer represented 12% of total receivables. As of June 30, 2007, no individual customer represented more than 10% of total receivables. Our customers are based primarily in the United States and Canada. Customers representing greater than 10% of revenue were as follows:

				Six Months	Six Months
				June 30,	June 30,
	2004	2005	2006	2006	2007

Customer A	—	—	19%	17%	19%
Customer B	—	14%	—	—	—
Customer C	14%	11%	—	—	—
Customer D	18%	—	—	—	—

Advertising Costs — Advertising costs are expensed as incurred. Advertising expense was immaterial for the years ended December 31, 2004, 2005 and 2006, and the six months ended June 30, 2006 and 2007, respectively.

Net Loss Per Share — We calculate net loss per share in accordance with SFAS No. 128, “Earnings Per Share” (“SFAS No. 128”). The following table presents the computation of basic and diluted net loss per share for the years ended December 31, 2004, 2005 and 2006 and for the six months ended June 30, 2006 and 2007:

	December 31,			June 30,
	2004	2005	2006	2006	2007

Basic net loss per share computation:
Net loss	$(6,324,242)	$(5,082,984)	$(12,333,845)	$(7,106,769)	$(7,163,865)

Weighted-average common shares outstanding	4,772,900	4,871,949	5,224,210	5,004,050	6,139,669

Basic net loss per share	$(1.33)	$(1.04)	$(2.36)	$(1.42)	$(1.17)

Diluted net loss per share computation:
Net loss	$(6,324,242)	$(5,082,984)	$(12,333,845)	$(7,106,769)	$(7,163,865)

Diluted common shares outstanding:
Weighted-average common shares outstanding	4,772,900	4,871,949	5,224,210	5,004,050	6,139,669
Convertible preferred stock	—	—	—	—	—
Impact of dilutive stock options	—	—	—	—	—

Diluted common shares outstanding:	4,772,900	4,871,949	5,224,210	5,004,050	6,139,669

Diluted net loss per share	$(1.33)	$(1.04)	$(2.36)	$(1.42)	$(1.17)

Assumed anti-dilutive securities not included in diluted common outstanding due to net losses:
Convertible preferred stock	22,091,393	22,091,393	24,832,162	24,440,353	25,217,582
Stock options	5,547,597	6,261,347	6,794,870	7,555,407	7,368,278

The Company’s net loss was not allocated to convertible preferred stock using the two-class method as described in SFAS No. 128 as the preferred stock does not have an objectively determinable contractual obligation to share in the Company’s net loss.

Research and Development Costs — We charge costs related to research, design and development of products to research and development expense as incurred. The types of costs consist of payroll, incentive compensation, occupancy, benefits and related costs for our engineers, travel and related costs as well as expenses for third-party and other contract labor used in the product design and development. Administrative and other infrastructure expenses attributable to research and development are reported in general and administrative expense.

Comprehensive Loss — Comprehensive loss consists of two components, net loss and other comprehensive loss. Other comprehensive loss refers to gains and losses that under generally accepted accounting principles are recorded as an element of stockholders’ deficit but are excluded from net loss. Our other comprehensive loss currently includes only foreign currency translation adjustments.

Financial Statement Reclassifications — Certain reclassifications were made to our December 31, 2004 and 2005 consolidated financial statements to conform to the current presentation. The following items were reclassified:

•	Accrued vacation was included in other accrued expenses and current liabilities in the December 31, 2005 Consolidated Balance Sheet. In the December 31, 2006 and June 30, 2007 Consolidated Balance Sheets, to better reflect the way we currently view our accrued vacation as a component of compensation of our employees, we reclassified accrued vacation to accrued compensation and related costs. The corresponding amount as of December 31, 2005 was reclassified to conform to the current year presentation. The Consolidated Statements of Cash Flows for the Years Ended December 31, 2004 and 2005 were changed to conform to the effects of this reclassification.

•	Preferred stock was included in stockholders’ deficit in the Consolidated Balance Sheet as of December 31, 2005. The preferred stock was reclassified from stockholder’s deficit to preferred stock in the December 31, 2006 and June 30, 2007 Consolidated Balance Sheets. The corresponding amount as of December 31, 2005 was reclassified to conform to the current year presentation. This reclassification was made in accordance with SEC Rule 5-02.28 of Regulation S-X which requires securities with redemption features that are not solely within the control of the issuer to be classified outside of permanent equity. Due to the fact that Company’s preferred stock is redeemable upon a change of control, the preferred stock is classified outside of stockholders’ deficit.

The following table presents the effects of the reclassifications on the December 31, 2005 Consolidated Balance Sheet and the December 31, 2004 and 2005 Consolidated Statements of Cash Flows.

	December 31,		December 31,
	2005	Reclassification	2005
CONSOLIDATED BALANCE SHEET	As Reported	Adjustments	As Reclassified

Accrued compensation and related costs	1,407,979	720,839	2,128,818
Other accrued expenses and current liabilities	1,038,406	(720,839)	317,567
Preferred stock — Series A, B, C and D	—	30,800,000	30,800,000
STOCKHOLDERS’ DEFICIT:
Preferred stock — Series A, B, C and D	18,936	(18,936)	—
Additional paid-in capital	31,558,471	(30,781,064)	777,407

	December 31,		December 31,	December 31,		December 31,
	2004	Reclassification	2004	2005	Reclassification	2005
	As Reported	Adjustments	As Reclassified	As Reported	Adjustments	As Reclassified

CONSOLIDATED STATEMENTS OF CASH FLOWS
CASH FLOWS FROM OPERATING ACTIVITIES —
Other accrued expenses and current liabilities	1,520,817	(44,001)	1,476,816	(250,519)	(137,329)	(387,848)
Accrued compensation and related costs	—	44,001	44,001	—	137,329	137,329

In addition, revenues, cost of revenues, and other (expense) income have also been reclassified. See Note 3 for discussion of these reclassifications.

New Accounting Pronouncements — Effective January 1, 2006, we adopted SFAS No. 123(R), which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors. See Stock-Based Compensation note above and Note 9 for more details on the adoption of SFAS No. 123(R).

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. (“FIN”) 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109”. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with SFAS No. 109. FIN 48 prescribes that a company should use a more-likely-than-not recognition threshold based on the technical merits of the tax position taken. Tax positions that meet the more-likely-than-not threshold should be measured in order to determine the tax benefit to be recognized in the financial statements. FIN 48 is effective for fiscal years beginning after December 15, 2006. Effective January 1, 2007, we adopted FIN 48 which resulted in an increase in our accumulated deficit in the amount of $22,780. See Note 8 for more details on the adoption of FIN 48.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurement. SFAS No. 157 does not require any new fair value measurements, but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact that the adoption of SFAS No. 157 will have on our results of operations, financial position and cash flows.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS No. 159 permits companies to choose to measure at fair value, on an instrument-by-instrument basis, many financial instruments and certain other assets and liabilities at fair value that are not currently required to be measured at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact SFAS No. 159 will have on our results of operations, financial position and cash flows.

3.	RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS

Subsequent to the issuance of our 2005 consolidated financial statements, we reviewed our revenue recognition policy as the policy applied to revenue recognized in 2005 and years prior, specifically related to the existence of VSOE of fair value for implementation services. Our policy provides that when software licenses, implementation services and maintenance and support are sold together in an arrangement, we account for revenue for the entire sale in accordance with the guidance provided by SOP 97-2.

Our previous consolidated financial statements were prepared based on the conclusion that our implementation services and maintenance and support had established VSOE of fair value. We had also concluded that implementation services revenue should be accounted for separately from software license revenue based on other factors: the nature of our software products; whether they are ready for use by the customer upon receipt; the nature of our implementation services, which typically do not involve significant customization to the underlying software code; the availability of services from other vendors; whether the timing of payments for software license revenue is coincident with performance of services; and whether milestones or acceptance criteria exist that affect the realizability of the software license fee. Based on the assessment that we had established VSOE of fair value of implementation services and maintenance and support, we applied the residual method, as allowed by SOP 97-2, to defer revenue recognition of software services and maintenance and support. We deferred revenue recognition of implementation services and recognized it as revenue as the services were performed.

Based on our assessment of the existence of VSOE of fair value for implementation services performed subsequent to the issuance of our 2005 consolidated financial statements, we have concluded that VSOE of fair value for arrangements that included software licenses and implementation services did not exist in 2005 and years prior and that these financial statements should be restated for this error. The accompanying consolidated financial statements have been restated for the error recognizing all of the software and implementation services revenue, excluding maintenance and support, from all transactions that included implementation services ratably over the longer of the maintenance and support period or the implementation services period. Accordingly, we recognized all of the software and services revenue from all transactions that included services ratably over the longer of the maintenance and support period or the implementation services period. If the services are completed before the maintenance and support term expires, the difference between the VSOE of fair value for the remaining maintenance and support period and the remaining unrecognized portion of the arrangement fee is recognized as revenue, and the remaining deferred revenue is recognized ratably over the remaining maintenance and support period. As a result of the restatement of revenue for these periods, we also restated the unbilled portion of accounts receivable and deferred revenue in our Consolidated Balance Sheet as of December 31, 2005.

The impacts of the restatements discussed above on our Consolidated Statement of Operations for the years ended December 31, 2004 and 2005 are as follows:

	December 31,	December 31,
	2004	2005

Net loss, as previously reported	$(4,624,106)	$(1,071,471)
Restatement of total revenue	(1,674,136)	(4,147,632)
Foreign currency transaction gain (loss)(1)	(26,000)	136,119

Net loss, as restated	$(6,324,242)	$(5,082,984)

(1)	Included in other (expense) income in our Consolidated Statements of Operations.

The effect of this restatement increased our accumulated deficit as of January 1, 2004 by $1,022,802.

In addition to the restatement of our December 31, 2004 and 2005 consolidated financial statements to correct the errors in revenue recognition as noted above, we also restated our Consolidated Statement of Cash Flows for the year ended December 31, 2005. Borrowings and repayments from the Company’s revolving line of credit facility were previously reported on a net basis in one line item in the Statement of Cash Flows for the year ended December 31, 2005. The Consolidated Statement of Cash Flows has been restated to properly present the borrowings and repayments related to the Company’s revolving credit facility on a gross basis.

In addition to the restatements noted above, certain reclassifications were made to the Consolidated Statements of Operations to comply with SEC Rule 5-03 of Regulation S-X. In accordance with this rule, revenues by type of revenue stream and related cost of services related to each type of revenue was reported separately for the periods presented. The Consolidated Statements of Operations for the years ended December 31, 2004 and 2005 previously showed one combined financial statement line item for revenue and one combined financial statement line item for cost of revenues. The current financial statement presentation shows revenue derived from software licenses and services and maintenance and support as well as separate line items for cost of license and services and cost of maintenance and support. In connection with this reclassification, we now present a gross profit line in our Consolidated Income Statement. Also in accordance with SEC Rule 5-03, we have reported interest expense as a separate line item in our Consolidated Statements of Operations for the periods presented. Additionally, certain amortization costs related to our software have been reclassified from depreciation and amortization to cost of license and services.

The following tables present the effects of the restatement adjustments by financial statement line item for the Consolidated Balance Sheet as of December 31, 2005, Consolidated Statements of Operations for the years ended December 31, 2004 and 2005 and the Consolidated Statements of Cash Flows for the years ended December 31, 2004 and 2005:

	December 31,			December 31,
	2005	Restatement		2005
	As Reported	Adjustments		As Restated

CONSOLIDATED BALANCE SHEET
ASSETS
CURRENT ASSETS:
Accounts receivable, net	$7,479,810	$(1,358,513)		$6,121,297

LIABILITIES, PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Deferred revenue	2,654,318	4,013,674		6,667,992
NON-CURRENT LIABILITIES:
Deferred revenue	—	1,362,264		1,362,264
STOCKHOLDERS’ DEFICIT:
Accumulated deficit	$(27,697,470)	$(6,734,451	)$(34,431,921)

	December 31,			December 31,
	2004	Restatement		2004
	As Reported	Adjustments	Reclassification	As Restated

CONSOLIDATED STATEMENTS OF OPERATIONS
REVENUES:	$17,158,409	$(1,674,136)	$(15,484,273)	$—
Software license and services	—	—	12,183,690	12,183,690
Maintenance and support	—	—	3,300,583	3,300,583
Total revenues	17,158,409	(1,674,136)	—	15,484,273
COST OF REVENUES:
Software license and services	—	—	4,846,993	4,846,993
Maintenance and support	—	—	337,475	337,475
Client services	4,652,913	—	(4,652,913)	—
Gross profit(1)	12,505,496	(1,674,136)	(531,555)	10,299,805
OPERATING EXPENSES:
Depreciation and amortization	773,222	—	(531,555)	241,667
LOSS FROM OPERATIONS	(4,711,599)	(1,674,136)	—	(6,385,735)
OTHER (EXPENSE) INCOME	87,493	(26,000)	(61,493)	—
Interest expense	—	—	(663)	(663)
Other, net	—	—	62,156	62,156
NET LOSS	$(4,624,106)	$(1,700,136))	$—	$(6,324,242)
Basic and diluted loss per share	$(0.97)	$(0.36)	$—	$(1.33)

CONSOLIDATED STATEMENTS OF CASH FLOWS
CASH FLOWS FROM OPERATING ACTIVITIES —
Net loss	$(4,624,106)	$(1,700,136)	$—	$(6,324,242)
Changes in operating assets and liabilities:
Accounts receivable	(2,657,916)	610,997	—	(2,046,919)
Deferred revenue	$1,547,946	$1,089,139	$—	$2,637,085

	December 31,			December 31,
	2005	Restatement		2005
	As Reported	Adjustments	Reclassification	As Restated

CONSOLIDATED STATEMENTS OF OPERATIONS
REVENUES:	$25,837,518	$(4,147,632)	$(21,689,886)	$—
Software license and services	—	—	16,804,007	16,804,007
Maintenance and support	—	—	4,885,879	4,885,879
Total revenues	25,837,518	(4,147,632)	—	21,689,886
COST OF REVENUES:
Software license and services	—	—	4,248,543	4,248,543
Maintenance and support	—	—	469,409	469,409
Client services	3,736,619	—	(3,736,619)	—
Gross profit(1)	22,100,899	(4,147,632)	(981,333)	16,971,934
OPERATING EXPENSES:
Depreciation and amortization	1,242,558	—	(981,333)	261,225
LOSS FROM OPERATIONS	(914,824)	(4,147,632)	—	(5,062,456)
OTHER (EXPENSE) INCOME	(156,647)	136,119	20,528	—
Interest expense	—	—	(38,218)	(38,218)
Other, net	—	—	17,690	17,690
NET LOSS	$(1,071,471)	$(4,011,513)	$—	$(5,082,984)
Basic and diluted loss per share	$(0.22)	$(0.82)	$—	$(1.04)

CONSOLIDATED STATEMENTS OF CASH FLOWS
CASH FLOWS FROM OPERATING ACTIVITIES —
Net loss	$(1,071,471)	$(4,011,513)	$—	$(5,082,984)
Changes in operating assets and liabilities:
Accounts receivable	(277,570)	532,516	—	254,946
Deferred revenue	(520,694)	3,478,997	—	2,958,303
CASH FLOWS FROM FINANCING ACTIVITIES —
Proceeds from line of credit, net	900,000	(900,000)	—	—
Borrowings from revolving credit facility	—	3,700,000	—	3,700,000
Repayments on revolving credit facility	$—	$(2,800,000)	$—	$(2,800,000)

(1)	Gross profit and net loss per share are computed for the “as reported” amounts to enable the reader to understand the effects of the restatement on these line items as these amounts were not previously reported.

4.	PREFERRED STOCK AND COMMON STOCK WARRANTS

Preferred Stock — As of December 31, 2005 and 2006 and June 30, 2007, 18,935,303, 22,061,492 and 22,061,492 shares of preferred stock were issued and outstanding, respectively. Preferred stock is presented outside of stockholders’ deficit as these shares are redeemable upon events that are not solely within the control of the Company.

In February 2006, the Company issued 3,126,189 shares of Series E convertible preferred stock (“Series E”) for approximately $5.9 million, net of $0.1 million of issuance costs. As part of the Series E issuance, existing preferred shareholders agreed to modify the liquidation preferences for the Series A, Series C and Series D convertible preferred stock, such that on a liquidation event or change of control (as defined), each holder of convertible preferred stock would be entitled to receive the greater of their investment or the amount they would have received had they converted their preferred stock into common stock, payable in the same combination of cash and other consideration to be paid to common stockholders.

Series A was issued in April 1998 and is voting and convertible into common stock. Series A participates in dividends as declared on common stock on an as-converted basis. The number of shares of common stock into which each share of the Series A may be converted is determined by dividing $2.50 by the Series A conversion price (as defined) that is in effect at the time of the conversion. The Series A conversion price was $0.99499 as of December 31, 2005 and 2006 and June 30, 2007. Upon any sale of the Company or its assets, or a change of control (as defined), the holders of Series A will be entitled to receive a liquidation preference equal to $2.50 per share. The total liquidation preference attributable to Series A was $5.0 million at December 31, 2005 and 2006 and June 30, 2007. After the liquidation preference is satisfied, the remaining assets of the Company will be distributed on a pro-rata basis among the preferred and common stock holders based on the number of shares of common stock held by each, provided that if and to the extent the amount to be distributed exceeds the Series A liquidation value (as defined) the liquidation preference is reduced dollar-for-dollar.

Series B was issued in April 1998 and is nonvoting. Upon any sale of the Company or its assets, or change of control (as defined), the holders of Series B will be entitled to receive a liquidation preference equal to $2.50 per share. The total liquidation preference attributable to Series B is $5.0 million at December 31, 2005 and 2006 and June 30, 2007.

Series C was issued in May 2000 and is voting and convertible into common stock. Series C participates in dividends as declared on common stock on an as-converted basis. The number of shares of common stock into which each share of the Series C may be converted is determined by dividing $4.78 by the Series C conversion price (as defined) that is in effect at the time of the conversion. The Series C conversion price is $1.29376 on December 31, 2005 and 2006 and June 30, 2007. Upon any sale of the Company or its assets, or change of control (as defined), the holders of Series C will be entitled to receive a liquidation preference equal to $4.78 per share. The total liquidation preference attributable to Series C is $3.8 million at December 31, 2005 and 2006. After the liquidation preference is satisfied, the remaining assets of the Company will be distributed on a pro-rata basis among the preferred and common stock share holders based on the number of shares of common stock held by each, provided that if and to the extent the amount to be distributed exceeds the Series C liquidation value (as defined) the liquidation preference is reduced dollar-for-dollar.

Series D was issued in May 2002 and is voting and convertible into common stock. Series D participates in dividends as declared on common stock on an as-converted basis. The number of shares of common stock into which each share of Series D may be converted is one share of common stock for each share of Series D. Upon any sale of the Company or its assets, or change of control (as defined), the holders of Series D will be entitled to receive a liquidation preference equal to $1.20188 per share. The total liquidation preference attributable to Series D is $17.0 million at December 31, 2005 and 2006 and June 30, 2007. After the liquidation preference is satisfied, the remaining assets of the Company will be distributed on a pro-rata basis among the preferred and common stock share holders based on the number of shares of common stock held by each, provided that if and to the extent the amount to be distributed exceeds the Series D liquidation value (as defined) the liquidation preference is reduced dollar-for-dollar. Additionally, upon an affirmative vote of 80% of the Series D holders, the holders can redeem their Series D shares for $1.20188 per share. The Company also executed repurchase agreements with two Series D holders and directors of the Company giving the Company the right to repurchase these directors’ Series D shares within 90 days following the date of the voluntary termination of these directors’ services. The repurchase option expires in May 2008 or upon the occurrence of certain events as defined in the agreement. The fair value of this repurchase option is not significant due to the fact that the event which would trigger the call option is considered remote.

Series E is voting and convertible into common stock. Series E participates in dividends as declared on common stock on an as-converted basis. The number of shares of common stock into which each share of Series E may be converted is one share of common stock for each share of Series E. Upon any sale of the Company or its assets, or change of control (as defined), the holders of Series E will be entitled to receive a liquidation preference equal to $1.91927 per share. The total liquidation preference attributable to Series E is $5.9 million at December 31, 2006 and June 30, 2007. After the liquidation preference is satisfied, the remaining assets of the Company will be distributed on a pro-rata basis among the preferred and common stock share holders based on the number of shares of common stock held by each, provided that if and to the extent the amount to be distributed exceeds the Series E liquidation value (as defined) the liquidation preference is reduced dollar-for-dollar. Additionally, upon an affirmative vote of 80% of the Series E holders, the holders can redeem their Series E shares for $1.91927 per share.

If the assets of the Company to be distributed to the holders of the preferred stock upon a voluntary or involuntary liquidation, dissolution or winding up of the Company are not sufficient to pay in full the liquidation preference on each series of convertible preferred stock, the assets will be distributed among the holders of preferred stock pro rata in relation to the amount of the liquidation preference payable to each such holder.

Activity for preferred stock for the years ended December 31, 2004, 2005 and 2006 and June 30, 2007 consists of the following:

	Series A Preferred		Series B Preferred		Series C Preferred		Series D Preferred		Series E Preferred
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount

BALANCE —
January 1, 2004	$2,000,000	$5,000,000	$2,000,000	$5,000,000	$790,797	$3,800,000	$14,144,506	$17,000,000	$—	$—

BALANCE —
December 31, 2004	2,000,000	5,000,000	2,000,000	5,000,000	790,797	3,800,000	14,144,506	17,000,000	—	—

BALANCE —
December 31, 2005	2,000,000	5,000,000	2,000,000	5,000,000	790,797	3,800,000	14,144,506	17,000,000	—	—
Issuance of Series E	—	—	—	—	—	—	—	—	3,126,189	5,915,715

BALANCE —
December 31, 2006	2,000,000	5,000,000	2,000,000	5,000,000	790,797	3,800,000	14,144,506	17,000,000	3,126,189	5,915,715

BALANCE —
June 30, 2007	$2,000,000	$5,000,000	$2,000,000	$5,000,000	$790,797	$3,800,000	$14,144,506	$17,000,000	$3,126,189	$5,915,715

Common Stock Warrants — Warrants to acquire 128,000 and 64,000 shares of common stock at a price of $1.25 per share were issued in July, 2001 and March, 2002, respectively. All 192,000 warrants were outstanding at December 31, 2005. During the year ended December 31, 2006, warrants to acquire 128,000 shares were exercised. At December 31, 2006, warrants to acquire 64,000 shares of common stock remained outstanding, which were exercised in March, 2007. There were no warrants outstanding at June 30, 2007.

5.	PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2005 and 2006 and June 30, 2007, consist of the following:

	2005	2006	2007

Software	$2,237,192	$2,183,510	$2,255,406
Computer equipment	1,078,848	1,203,763	1,563,877
Furniture and office equipment	580,437	765,788	901,258

	3,896,477	4,153,061	4,720,541
Less accumulated depreciation and amortization	(2,730,737)	(3,079,813)	(3,324,724)

Total	$1,165,740	$1,073,248	$1,395,817

Depreciation and amortization expense for the years ended December 31, 2004, 2005 and 2006 was $0.8 million, $1.2 million and $0.8 million, respectively. Depreciation and amortization expense for the six months ended June 30, 2006 and 2007 was $0.6 million and $0.3 million, respectively.

6.	EMPLOYEE BENEFIT PLAN

We sponsor a 401(k) plan covering substantially all of our employees. The plan is a defined contribution savings plan in which employees may contribute up to 15% of their salary, subject to certain limitations. The plan provides for a discretionary matching contribution that totaled $0.1 million, $0.1 million and $0.2 million, for the years ended December 31, 2004, 2005 and 2006, respectively. The discretionary matching contribution totaled $0.2 million and $0.1 million for the six months ended June 30, 2007 and 2006, respectively. The related expense is reported in the applicable operating expense caption in our Consolidated Statements of Operations.

7.	REVOLVING CREDIT FACILITY

In March 2005, we entered into a revolving credit facility agreement with a bank. The revolving credit facility allowed for maximum borrowings of $3.5 million, had a stated interest rate equal to the lender’s prime rate plus 1% payable monthly, and had a stated maturity date of May 2006. During May 2006, a verbal agreement was made to extend the maturity date to November 2006. In November 2006, we renewed the revolving credit facility which allowed for maximum borrowings of $4.0 million, had a stated interest rate equal to the lender’s prime rate and a maturity date of October 2007. At December 31, 2005 and 2006 and June 30, 2007, borrowings of $0.9 million, $2.4 million and $4.2 million were outstanding, respectively, and additional borrowings of $2.6 million, $1.6 million and $0.0 million were available under the revolving credit facility, respectively. The bank waived the maximum borrowing amount as of June 30, 2007 as a new revolving credit facility was being negotiated and closed in July 2007.

The revolving credit facility accrued interest at an average rate of 7.7% and 8.5% and the Company’s average borrowing under the facility was $0.5 million and $0.4 million in the years ended December 31, 2005 and 2006, respectively. As of June 30, 2006 and 2007, the average borrowings under the facility were $0.6 million and $2.2 million, respectively, and the average interest rate was 8.3% and 8.4%, respectively.

The revolving credit facility is secured by accounts receivables and has various other non-financial covenants with which we must comply. The two primary covenants are the timely submission of audited annual financial statements and the continuing involvement in the Company of certain personnel. We violated the covenant related to the timely submission of audited annual financial statements both in 2005 and 2006 and as a result we were in default of the revolving credit facility. We obtained waivers from the bank, waiving these defaults under the revolving credit facility.

In July 2007, we entered into a new revolving credit facility agreement. The new revolving credit facility allows for maximum borrowings of $10.0 million, has a stated interest rate of the lender’s published prime rate payable monthly and has a stated maturity of June 2008. The borrowings under this new revolving credit facility were used to pay off and terminate the outstanding balance under the previous revolving credit facility. The new revolving credit facility is secured by all of the assets of the Company and requires us to maintain net tangible capital (as defined) of $1.0 million. In addition, the new agreement required delivery of audited annual 2006 financial statements within 60 days of loan origination. We violated these covenants and as a result we were in default of the revolving credit facility. We obtained a waiver from the bank, waiving these events of default under the revolving credit facility.

8.	INCOME TAXES

The components of loss before income tax expense for the years ended December 31, 2004, 2005 and 2006 and for the six months ended June 30, 2006 and 2007 are as follows:

	December 31,			June 30,
	2004	2005	2006	2006	2007

Domestic	$(6,324,242)	$(5,082,984)	$(9,665,008)	$(5,757,663)	$(4,932,840)
Foreign	—	—	(2,668,837)	(1,349,106)	(2,231,025)

Loss before income tax expense	$(6,324,242)	$(5,082,984)	$(12,333,845)	$(7,106,769)	$(7,163,865)

Income tax expense consists of the following for the years ended December 31, 2004, 2005, and 2006 and for the six months ended June 30, 2006 and 2007:

	December 31,			June 30,
	2004	2005	2006	2006	2007

Current provision:
Federal	$—	$—	$—	$—	$—
State	—	—	—	—	—
Foreign	—	—	—	—	—

Total current provision	—	—	—	—	—

Deferred provision (benefit):
Federal	(1,994,078)	(1,579,261)	(2,981,315)	(1,789,555)	(1,523,073)
State	(474,780)	(376,015)	(709,837)	(426,084)	(362,637)
Foreign	—	—	(801,164)	(406,437)	(675,102)

Total deferred provision (benefit)	(2,468,858)	(1,955,276)	(4,492,316)	2,622,076	2,560,812

Change in valuation allowance	2,468,858	1,955,276	4,492,316	2,622,076	2,560,812

Total income tax expense	$—	$—	$—	$—	$—

A reconciliation of income tax expense (benefit) at the U.S. federal statutory rate of 35% to income tax expense (benefit) as recorded is as follows:

	December 31			June 30
	2004	2005	2006	2006	2007

U.S. federal income tax expense (benefit) at statutory rate	$(2,213,485)	$(1,779,044)	$(4,316,846)	$(2,487,369)	$(2,507,353)
Difference between U.S. and non-U.S. rates	—	—	132,929	65,750	105,757
State income taxes, net of federal benefit	(308,607)	(244,410)	(461,394)	(276,955)	(235,714)
Nondeductible expenses	53,234	68,178	152,995	76,498	76,498
Valuation allowance	2,468,858	1,955,276	4,492,316	2,622,076	2,560,812

Income tax expense	$—	$—	$—	$—	$—

The tax effects of temporary differences that give rise to deferred tax assets and liabilities at December 31, 2005 and 2006 and June 30, 2007 are as follows:

	December 31,		June 30
	2005	2006	2007

Deferred tax assets:
Domestic net operating loss carryforwards	$8,644,127	$11,422,100	$13,286,516
Domestic credit carryforwards	13,590	13,590	13,590
Foreign net operating loss carryforwards	—	801,164	1,476,266
Goodwill amortization	1,529,443	1,322,732	1,194,376
Property and equipment depreciation	447,248	517,364	509,514
Other accruals and reserves not currently deductible	607,851	1,602,897	1,728,343
Stock-based compensation	—	66,837	156,132
Other	11,230	19,178	14,702

Total deferred tax assets	11,253,489	15,765,862	18,379,439

Deferred tax liabilities:
Deductible prepaid expenses	(40,410)	(60,467)	(113,232)

Total deferred tax liabilities	(40,410)	(60,467)	(113,232)

Valuation allowance	(11,213,079)	(15,705,395)	(18,266,207)

Net deferred taxes	$—	$—	$—

The net deferred tax assets have been fully offset by a valuation allowance due to the uncertainty associated with their realization. The net operating loss carryforwards relate principally to domestic taxable income. At December 31, 2006, the federal, state and foreign net operating loss carryforwards and federal tax credit carryforwards were approximately $28.6 million and $2.7 million, respectively, which expire in varying amounts from 2007 through 2026, and can be carried forward to offset future taxable income, subject to certain limitations. At June 30, 2007, the federal, state and foreign net operating loss carry forwards and federal tax credit carryforwards were approximately $33.2 million and $4.9 million, respectively, which expire in varying amounts from 2007 through 2026 and can be carried forward to offset future taxable income, subject to certain limitations. Under the provisions of the Internal Revenue Code of 1986, as amended, substantial changes in our ownership may limit the amount of net operating loss carryforwards that we can utilize annually in the future to offset taxable income.

As discussed in Note 2, we adopted the provisions of FIN 48 on January 1, 2007. The total amount of unrecognized tax benefits as of the date of adoption was $22,780 which includes penalties and interest of $3,797. As a result of the implementation of FIN 48, we recognized a $22,780 increase in the liability for unrecognized tax benefits and a corresponding charge to accumulated deficit.

Included in the balance of unrecognized tax benefits at January 1, 2007, are $22,780 of tax benefits that, if recognized, would affect the effective tax rate. We do not expect the amount of unrecognized tax benefits to change significantly in the next twelve months. We recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense.

We are subject to taxation in the U.S. and various states and foreign jurisdictions. The Company’s 2004, 2005 and 2006 tax years are subject to examination by the tax authorities.

9.	STOCK-BASED COMPENSATION

Our Board of Directors adopted the Initiate Systems, Inc. 1998 Stock Option Plan (the “Stock Plan”), which provided for the granting of options for common stock to key employees, directors, and other advisors or consultants of the Company or its affiliates (as defined). The Stock Plan provides for the grant of non-qualified and incentive stock option awards with terms at the discretion of the Compensation Committee of the Board of Directors. There are 9,833,759 shares authorized for grant under the Stock Plan. At December 31, 2006, there were 765,211 shares available for grant under the Stock Plan. In 2007, the Board of Directors authorized an additional 1,700,000 shares, which brings the total option shares authorized at June 30, 2007 to 11,533,759. At June 30, 2007, there were 1,543,369 shares available for grant under the Stock Plan. Our policy is to issue new shares of common stock for all stock options exercised.

All options are granted with an exercise price equal to the fair value of our common stock at the date of grant and generally vest in equal per year percentages over four years of continuing service. Subject to certain exceptions defined in the Stock Plan related to an employee’s termination, options generally expire on the tenth anniversary of the applicable grant date. Certain vesting modifications occur based on a change of control (as defined).

A summary of the share option activity under the Stock Plan for the years ended December 31, 2006 and six months ended June 30, 2007 is as follows:

		Weighted	Aggregate	Weighted
		Average	Intrinsic Value	Average
	Option	Exercise	Options	Remaining
	Shares	Price	Outstanding	Contractual Life

Outstanding at December 31, 2005	6,261,347	$0.30
Options granted	1,618,810	1.09
Options exercised	(871,787)	0.36
Options forfeited	(213,500)	0.43
Options expired	—	—

Outstanding at December 31, 2006	6,794,870	0.47	$9,275,937
Options granted	992,250	2.09
Options exercised	(348,434)	0.35
Options forfeited	(70,408)	1.21
Options expired	—	—

Outstanding at June 30, 2007	7,368,278	0.69	$11,203,192	7.3

Exercisable and vested at December 31, 2006	4,315,367	0.31	$6,558,457
Expected to vest at December 31, 2006	2,230,555	0.72	2,527,834

Total vested and expected to vest	6,545,922	0.45	$9,086,291	7.3

Exercisable and vested at June 30, 2007	4,518,297	0.34	$8,453,081
Expected to vest at June 30, 2007	2,498,975	1.20	2,526,821

Total vested and expected to vest	7,017,272	$0.65	$10,979,902	7.2

In accordance with SFAS No. 123(R), total stock-based compensation expense recognized for the options granted under the Stock Plan for the year ended December 31, 2006 and for the six months ended June 30, 2007 was $152,229 and $223,236, respectively, and is primarily recorded as compensation expense in general and administrative expenses in the Consolidated Statement of Operations. In accordance with APB No. 25, no stock-based compensation expense was recorded for the years ended December 31, 2004 and 2005 as options granted to employees were granted at fair value on the date of grant. No stock-based compensation cost was capitalized for the years ended December 31, 2004, 2005 and 2006 and for the six months ended June 30, 2006 and 2007. As of December 31, 2006 and June 30, 2007, $796,313 and $1,634,813, respectively of unrecognized compensation expense related to stock options is expected to be recognized over a weighted average period of 3.2 years and 3.6 years, respectively. Commencing with the options granted in 2006, the Company estimates options will be forfeited at a rate of approximately 4.5% per year. The aggregate intrinsic value in the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their vested and expected to vest options on December 31, 2006 and June 30, 2007. Intrinsic value will change in future periods based on the fair market value of our stock and the number of shares outstanding. The total intrinsic value of share options exercised during the years ended December 31, 2006, 2005 and 2004 was $1,045,315, $78,669 and zero, respectively. In addition, for the six months ended June 30, 2006 and 2007 the total intrinsic value of share options exercised was $3,880 and $576,323, respectively.

The fair value of option awards issued after January 1, 2006 is estimated at the grant date using the Black-Scholes option-pricing model based on the following weighted average assumptions for the six months ended June 30, 2007 and the year ended December 31, 2006:

	December 31,	June 30,
	2006	2007

Dividend yield	0%	0%
Expected volatility	67.2%	57.8%
Risk-free interest rate	5.01%	4.70%
Expected life of options	6.0 years	5.9 years

Expected volatility was estimated based on the average historical volatilities of comparable public companies measured over a period approximately equal to the expected life of the option. The risk-free rate for periods consistent with the expected life of the options is based on the U.S. Treasury yield curve in effect at the time of the grant. The expected life is derived from the average of the vesting period and the contractual term of the option as defined in the Stock Plan, following the guidance in SEC Staff Accounting Bulletin No. 107 “Share-based Payment.” SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The weighted-average grant-date fair value of share options granted during the year ended December 31, 2006 and six months ended June 30, 2007 was $0.71 and $1.22, respectively.

10.	COMMITMENTS AND CONTINGENCIES

We have non-cancelable operating leases for office space. Certain of these leases require us to pay all costs such as maintenance, taxes and insurance. Rent expense for non-cancelable operating leases was $0.5 million, $0.6 million and $0.8 million for the years ended December 31, 2004, 2005 and 2006, respectively. Rent expense for non-cancelable operating leases was $0.4 million and $0.4 million for the six months ended June 30, 2006 and 2007, respectively. Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) as of June 30, 2007 are as follows:

As of
June 30,
2007

Years Ending December 31
2007 (remaining six months)	$335,077
2008	593,310
2009	524,137
2010	277,896
2011	300,841
Thereafter	180,696

Total	$2,211,957

Minimum rent payments under operating leases are recognized as expense on a straight-line basis over the term of the lease including any periods of free rent and rent concessions. In July 2007, we executed a non-cancelable lease agreement for one of our existing facilities which modified the minimum lease payments and extended the lease term. The amount of future minimum lease payments under this new lease is $6.7 million.

From time to time, we are involved in litigation arising in the ordinary course of our business. We are not presently a party to any litigation the outcome of which, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, results of operations or financial condition.

11.	RELATED-PARTY TRANSACTIONS

Real Estate Advisory Services

In November 2006, we retained Madison Realty Group, Inc. (“MRG”), a company wholly-owned by Ronald H. Galowich and which employs Jeffrey A. Galowich as President, Secretary and a member of the board of directors, to serve as our tenant representative in contract negotiations for new office space in Chicago, Illinois. Ronald H. Galowich is a director, and Jeffrey A. Galowich is our executive vice president and a director. In addition, both are significant shareholders of the Company. In connection with MRG’s service as our tenant representative, it will receive from the landlord of our new office space a fee of approximately $340,000.

Office Lease

An oral agreement exists between us and MRG for occupation of our Chicago office space and cost sharing of facilities and administrative staff. MRG reimburses us for certain costs incurred in connection with MRG’s use and occupation of our offices in Chicago as the MRG’s corporate headquarters and for administrative services provided by us. MRG reimbursed the Company $156,158, $164,094, $97,545, $55,809, and $45,119 during the years ended December 31, 2004, 2005 and 2006 and for the six months ended June 30, 2006 and 2007, respectively. At December 31, 2005 and 2006 and June 30, 2007, we were owed $60,299, $22,514 and $25,552 by MRG, respectively. In addition, we were indebted to MRG for $7,964, $8,144 and $43,390 at December 31, 2005 and 2006 and June 30, 2007, respectively, for miscellaneous expenses incurred by MRG on our behalf.

Sale of Series E Preferred Stock

In February 2006, we sold 3,126,189 shares of our Series E preferred stock at a price of $1.91927 per share to various investors, including entities affiliated with Apex Investment Fund V, L.P. and Sigma Partners 6, L.P., and entities affiliated with Ronald H. Galowich including a trust for the benefit of Jeffrey A. Galowich and trusts whereby Jeffrey A. Galowich serves as the trustee. In connection with the Series E financing, we entered into an amended and restated registration rights agreement, dated February 24, 2006, with the holders of our Series A, C, D and E preferred stock, and certain holders of our common stock, including Ronald H. Galowich and Jeffrey A. Galowich.

As a result of the sale of our Series E preferred stock, the beneficial ownership interests of the following stockholders were affected:

•	Sigma Partners 6, L.P. of which Robert E. Davoli, one of our directors, is a managing director, together with its affiliates holds 1,037,024 shares of our Series E preferred stock in addition to 8,320,298 shares of our Series D preferred stock, which will be converted into 9,357,322 shares of our common stock upon the closing of an initial public offering of our common stock.

•	Apex Investment Fund V, L.P. of which Armando Pauker, one of our directors, is a general partner, holds 414,809 shares of our Series E preferred stock in addition to 3,328,119 shares of our Series D preferred stock, which will be converted into 3,742,928 shares of our common stock upon the closing of an initial public offering of our common stock.

•	Ronald H. Galowich directly and indirectly through certain trusts for the benefit of Mr. Galowich’s family members, holds 95,106 shares of our Series E preferred stock in addition to 30,734 shares of our Series C preferred stock and 341,826 shares of our Series D preferred stock, which will be converted into 550,483 shares of our common stock upon the closing of an initial public offering of our common stock.

Other Transactions

Greenberg Traurig, LLP, a law firm of which Leslie A. Klein, husband of Clarissa Cerda, our Vice President, General Counsel and Chief Privacy Officer, is a shareholder, provided legal services to us during the six months ended June 30, 2007. We paid approximately $86,335 in fees to Greenberg Traurig, LLP during the six months ended June 30, 2007. In addition, Sonnenschein Nath & Rosenthal LLP, a law firm of which Mr. Klein was a partner prior to October 2006 and Ms. Cerda is currently an of-counsel, provided legal services to us during the six months period ended June 30, 2007 and each of the last three fiscal years. We paid approximately $12,626, $130,509, $10,695 and $5,545 in fees to Sonnenschein Nath & Rosenthal LLP during the six month period ended June 30, 2007 and each of the last three years ended 2006, 2005 and 2004, respectively.

12.	SEGMENT AND GEOGRAPHIC INFORMATION

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.

The Company operates in one industry segment, which is a provider of master data management, or MDM, software and related services. Although the Company services different customer groups, it does not maintain separate product lines. Therefore, the Company has concluded that it has only one operating segment. The Company’s chief operating decision maker is the Chief Executive Officer. The Chief Executive Officer reviews financial information presented on a consolidated basis. Revenue by industry group is available and reviewed by the chief operating decision maker. However, our resources are not allocated to such industry groups and there is no measure of profitability related to these industry groups.

Long-lived assets outside of the U.S. were not material as of December 31, 2005, 2006 and June 30, 2007. We generate our revenues in the following geographic regions (dollars in millions):

				Six Months Ended
	Year Ended December 31			June 30
	2004	2005	2006	2006	2007

U.S.	$15.4	$16.5	$21.9	$9.5	$15.5
Canada	0.1	5.0	10.3	4.2	5.9
Other		0.2	1.0	0.3	1.3

Total	$15.5	$21.7	$33.2	$14.0	$22.7

******

           Shares

Initiate Systems, Inc.

Common Stock

Goldman, Sachs & Co.
CIBC World Markets
Jefferies & Company
Thomas Weisel Partners LLC

Through and including          , 2007 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table presents the costs and expenses, other than estimated underwriting discounts and commissions, payable in connection with the sale of common stock being registered, all of which will be paid by the registrant. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq Global Market listing fee.

Amount to be
Paid

SEC registration fee	$2,302.50
FINRA filing fee	8,000.00
Nasdaq Global Market listing fee	*
Blue sky qualification fees and expenses	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent and registrar fees and expenses
Miscellaneous expenses	*

Total	$ *

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers

We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses that such officer or director has actually and reasonably incurred. Our amended certificate of incorporation and our bylaws, each of which will become effective upon the closing of this offering, provide for the indemnification of our directors and executive officers to the fullest extent permitted under the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	breach of a director’s duty of loyalty to the corporation or its stockholders;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock purchases or redemption of shares; or

•	transaction from which the director derives an improper personal benefit.

Our amended certificate of incorporation and bylaws include such a provision. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by us upon delivery to us of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by us.

As permitted by the Delaware General Corporation Law, we have entered into separate indemnification agreements with two of our directors. These agreements, among other things, require us to indemnify our directors for certain expenses, including attorneys’ fees, disbursements and retainers and judgments, damages, liabilities, losses, penalties, fines excise taxes and settlement amounts incurred by a director in any action or proceeding arising out of their services as one of our directors, or as a director, officer or agent of any of our subsidiaries or any other company or enterprise at our request, provided that such person acted in good faith and in a manner reasonably believed to be in our best interest or, with respect to a criminal proceeding, had reasonable cause to believe that such person’s conduct was lawful. The indemnity agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

At present, there is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

We have an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

We plan to enter into an underwriting agreement that provides that the underwriters are obligated, under some circumstances, to indemnify our directors, officers and controlling persons against specified liabilities, including liabilities under the Securities Act.

Item 15.	Recent Sales of Unregistered Securities

Set forth below is information regarding shares of our common stock and preferred stock issued, and options granted, by us within the three years preceding the filing of this registration statement. Also included is the consideration, if any, received by us for such shares and upon exercise of options and information relating to the section of the Securities Act or rule of the SEC under which exemption from registration was claimed.

Series E Financing.  On February 24, 2006, we issued 3,126,189 shares of Series E preferred stock to accredited investors for aggregate consideration of $6.0 million.

Options.  During 2004, 2005 and 2006, we issued options to purchase an aggregate of 5,146,560 shares of our common stock, of which options to purchase an aggregate of 3,855,062 shares remain outstanding as of June 30, 2007, to certain of our directors, officers and employees. These options have per share exercise prices which range from $0.25 to $2.22 per share. In 2004, 2005 and 2006 we issued an aggregate of 1,142,957 shares of our common stock pursuant to the exercise of vested stock options. In 2004, 2005 and 2006, we issued 54,156 shares,

217,014 shares and 871,787 shares of our common stock, respectively, upon exercise of vested stock options and received aggregate consideration of $17,289, $75,004 and $312,926, respectively. In 2007, as of September 30, we issued 1,766,881 shares of our common stock pursuant to exercises of stock options and received aggregate consideration of $531,832. Shares of our common stock issued pursuant to an exercise of stock option grants are not subject to any repurchase rights by us.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. We believe the offers, sales and issuances of the securities described above were exempt from registration under the Securities Act by virtue of Rule 506 of Regulation D promulgated thereunder and/or Section 4(2) of the Securities Act because the issuance of securities to the recipients did not involve a public offering or by virtue of Rule 701 because the transactions were pursuant to compensatory benefit plans or contracts relating to compensation as provided under such rule. The recipients of securities issued under compensatory benefit plans and contracts relating to compensation were our employees, directors or bona fide consultants and received the securities as compensation for services. Appropriate legends have been affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us. When we have relied on Rule 506 of Regulation D promulgated under the Securities Act, the investors in unregistered securities have been accredited investors. When we have relied on Section 4(2) of the Securities Act, we have received affirmative representations from the purchasers of unregistered securities regarding these purchasers’ financial sophistication.

Item 16.	Exhibits and Financial Statement Schedules

(a)	Exhibits

Exhibit No.		Description

1	.1*	Form of Underwriting Agreement
3	.1*	Fifth Amended and Restated Certificate of Incorporation of Registrant
3	.1.1*	Form of Amended and Restated Certificate of Incorporation of Registrant, to be in effect, upon the completion of this offering
3	.2*	Amended and Restated Bylaws of Registrant
3	.2.1*	Form of Amended and Restated Bylaws of Registrant, to be in effect upon the completion of this offering
4	.1*	Specimen common stock certificate
5	.1*	Opinion of Cooley Godward Kronish LLP
10	.1*	Form of Indemnification Agreement between Registrant and its directors and officers
10	.2*	Madison Information Technologies 1998 Stock Option plan, dated as of April 1, 1998, as amended on November 30, 1998, May 5, 2000, October 16, 2000, December 13, 2000, June 20, 2002, February 25, 2004, February 6, 2006, January 17, 2007 and May 22, 2007.
10	.2.1*	Form of Registrant Incentive Stock Option Agreement.
10	.2.2*	Form of Registrant Nonstatutory Stock Option Agreement.
10	.3*	2007 Equity Incentive Plan of Registrant, to be in effect upon the completion of this offering
10	.3.1*	Form of Agreements under the 2007 Equity Incentive Plan of Registrant
10	.4*	Form of Registrant Employee Restrictions and Proprietary Rights Assignment and Agreement.
10	.5*	Employment letter agreement, dated July 8, 2002, between Madison Information Technologies and William M. Conroy.
10	.6*	Executive Retention Agreement, dated as of July 7, 2004, between Registrant and William M. Conroy.
10	.7*	Employee Restrictions and Proprietary Rights Assignment and Agreement, dated as of June 29, 2002, between Registrant and William M. Conroy.

Exhibit No.		Description

10	.8*	Employment letter agreement, dated October 4, 2000, between Madison Information Technologies and Mark A. Iserloth.
10	.9*	Employee Restrictions and Proprietary Rights Assignment and Agreement, dated as of September 27, 2000, between Madison Information Technologies, Inc. and Mark A. Iserloth.
10	.10*	Amendment to Employment Confidentiality Agreement, dated as of August 25, 1998, between Madison Information Technologies, Inc. and Jeffrey A. Galowich.
10	.11*	Employment letter agreement, dated June 4, 2007, between Registrant and John V. Shap.
10	.12*	Employee Restrictions and Proprietary Rights Assignment and Agreement, dated as of May 30, 2007, between Registrant and John V. Shap.
10	.13*	Employment letter agreement, dated January 17, 2001, between Madison Information Technologies and Clarissa Cerda.
10	.14*	Employee Restrictions and Proprietary Rights Assignment and Agreement, dated as of January 3, 2001, between Madison Information Technologies, Inc. and Clarissa Cerda.
10	.15*	Amended and Restated Lease dated June 15, 2006 by and between Registrant and 200 West Madison, L.L.C as amended by First Amendment to Lease Agreement dated July 24, 2007.
10	.16*	Master Software License and Services Agreement dated January 31, 2006 by and between Registrant and Cancer Care Ontario.
21	.1*	Subsidiaries of the Registrant
23.1		Consent of Cooley Godward Kronish LLP, included in Exhibit 5.1
23.2		Consent of Deloitte & Touche, LLP
24.1		Power of Attorney (included as part of the signature page)

*	To be filed by amendment.

(b)  Financial Statement Schedules

The following schedule is filed as part of this registration statement:

Schedule II — Valuation and Qualifying Accounts

Allowance for Doubtful Accounts:

		Additions
	Balance at	charged to		Balance at
	beginning of	costs and		end of
	period	expenses	Write-offs	period

Year ended December 31, 2006
Allowance for doubtful accounts	$100,000	$3,370	$(3,370)	$100,000
Year ended December 31, 2005
Allowance for doubtful accounts	101,000	51,570	(52,570)	100,000
Year ended December 31, 2004
Allowance for doubtful accounts	50,000	130,570	(79,570)	101,000

Valuation Allowance for Deferred Income Taxes:

	Balance at	Additions	Reductions to	Balance at
	beginning of	to Valuation	Valuation	end of
	period	Allowance	Allowance	period

Year ended December 31, 2006
Valuation Allowance	$11,213,079	$4,492,316	$	$15,705,395
Year ended December 31, 2005
Valuation Allowance	9,257,803	1,955,276		11,213,079
Year ended December 31, 2004
Valuation Allowance	6,788,945	2,468,858		9,257,803

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1.	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2.	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on November 13, 2007

INITIATE SYSTEMS, INC.

By: /s/ William M. Conroy
  Name: William M. Conroy
  Title: Chief Executive Officer and President

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jeffrey A. Galowich and Clarissa Cerda, and each of them, as his or her true and lawful attorneys-in-fact and agents, each with the full power of substitution, for him or her and in his or her name, place or stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date

/s/ William M. Conroy William M. Conroy	Chief Executive Officer, President and Director	November 13, 2007

/s/ Mark A. Iserloth Mark A. Iserloth	Chief Financial Officer	November 13, 2007

/s/ Ronald H. Galowich Ronald H. Galowich	Chairman of the Board	November 13, 2007

/s/ Jeffrey A. Galowich Jeffrey A. Galowich	Executive Vice President, Corporate Development and Director	November 13, 2007

/s/ Robert E. Davoli Robert E. Davoli	Director	November 13, 2007

Signature	Title	Date

/s/ Armando Pauker Armando Pauker	Director	November 13, 2007

/s/ James J. Pelts James J. Pelts	Director	November 13, 2007

INDEX TO EXHIBITS

Exhibit No.		Description

1	.1*	Form of Underwriting Agreement
3	.1*	Fifth Amended and Restated Certificate of Incorporation of Registrant
3	.1.1*	Form of Amended and Restated Certificate of Incorporation of Registrant, to be in effect, upon the completion of this offering
3	.2*	Amended and Restated Bylaws of Registrant
3	.2.1*	Form of Amended and Restated Bylaws of Registrant, to be in effect upon the completion of this offering
4	.1*	Specimen common stock certificate
5	.1*	Opinion of Cooley Godward Kronish LLP
10	.1*	Form of Indemnification Agreement between Registrant and its directors and officers
10	.2*	Madison Information Technologies 1998 Stock Option plan, dated as of April 1, 1998, as amended on November 30, 1998, May 5, 2000, October 16, 2000, December 13, 2000, June 20, 2002, February 25, 2004, February 6, 2006, January 17, 2007 and May 22, 2007.
10	.2.1*	Form of Registrant Incentive Stock Option Agreement.
10	.2.2*	Form of Registrant Nonstatutory Stock Option Agreement.
10	.3*	2007 Equity Incentive Plan of Registrant, to be in effect upon the completion of this offering
10	.3.1*	Form of Agreements under the 2007 Equity Incentive Plan of Registrant
10	.4*	Form of Registrant Employee Restrictions and Proprietary Rights Assignment and Agreement.
10	.5*	Employment letter agreement, dated July 8, 2002, between Madison Information Technologies and William M. Conroy.
10	.6*	Executive Retention Agreement, dated as of July 7, 2004, between Registrant and William M. Conroy.
10	.7*	Employee Restrictions and Proprietary Rights Assignment and Agreement, dated as of June 29, 2002, between Registrant and William M. Conroy.
10	.8*	Employment letter agreement, dated October 4, 2000, between Madison Information Technologies and Mark A. Iserloth.
10	.9*	Employee Restrictions and Proprietary Rights Assignment and Agreement, dated as of September 27, 2000, between Madison Information Technologies, Inc. and Mark A. Iserloth.
10	.10*	Amendment to Employment Confidentiality Agreement, dated as of August 25, 1998, between Madison Information Technologies, Inc. and Jeffrey A. Galowich.
10	.11*	Employment letter agreement, dated June 4, 2007, between Registrant and John V. Shap.
10	.12*	Employee Restrictions and Proprietary Rights Assignment and Agreement, dated as of May 30, 2007, between Registrant and John V. Shap.
10	.13*	Employment letter agreement, dated January 17, 2001, between Madison Information Technologies and Clarissa Cerda.
10	.14*	Employee Restrictions and Proprietary Rights Assignment and Agreement, dated as of January 3, 2001, between Madison Information Technologies, Inc. and Clarissa Cerda.
10	.15*	Amended and Restated Lease dated June 15, 2006 by and between Registrant and 200 West Madison, L.L.C as amended by First Amendment to Lease Agreement dated July 24, 2007.
10	.16*	Master Software License and Services Agreement dated by and between Registrant and Cancer Care Ontario.
21	.1*	Subsidiaries of the Registrant
23.1		Consent of Cooley Godward Kronish LLP, included in Exhibit 5.1
23.2		Consent of Deloitte & Touche, LLP
24.1		Power of Attorney (included as part of the signature page)

*	To be filed by amendment.